UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FelCor Lodging Limited Partnership
(Exact name of Registrant as Specified in Its Charter)

Delaware	**6798**	**75-2544994**
(State or Other Jurisdiction of Incorporation or Organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification Number)*

Additional Guarantor Registrants Listed on Following Page
545 E. John Carpenter Frwy., Suite 1300
Irving, Texas 75062
(972) 444-4900
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Jonathan H. Yellen
Executive Vice President, General Counsel and Secretary
545 E. John Carpenter Frwy., Suite 1300
Irving, Texas 75062
(972) 444-4900
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

With a copy to:
Robert W. Dockery
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201
(214) 969-4316

Approximate date of commencement of proposed sale to the public: As soon as practicable on or after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒ Do not check if a smaller reporting company)		Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee[1]
6.75% Senior Secured Notes due 2019	$525,000,000	100%	$525,000,000 [2]	$60,952.50
Guarantees of Senior Secured Notes[3]	—	—	—	None [4]

(1) Calculated pursuant to Rule 457 under the Securities Act of 1933, as amended.

(2) Calculated based on the offering price of the Initial Notes for which the Exchange Notes are being issued in exchange.

(3) Each of the co-registrants listed as an Additional Guarantor Registrant on the following page has guaranteed the notes being registered pursuant hereto.

(4) Pursuant to Rule 457(n) under the Securities Act of 1933, as amended, no separate fee for the guarantees is payable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

ADDITIONAL GUARANTOR REGISTRANTS

Exact Name of Guarantor[1]	State of Incorporation or Organization	I.R.S. Employer Identification Number
FelCor Lodging Trust Incorporated	Maryland	72-2541756
FelCor/CSS Holdings, L.P.	Delaware	75-2620463
FelCor/St. Paul Holdings, L.P.	Delaware	75-2624292
FelCor Canada Co.	Nova Scotia	75-2773637
FelCor Hotel Asset Company, L.L.C.	Delaware	75-2770156
FelCor Lodging Holding Company, L.L.C.	Delaware	75-2773621
FelCor TRS Borrower 1, L.P.	Delaware	20-3526128
FelCor TRS Borrower 4, L.L.C.	Delaware	20-3900525
FelCor TRS Holdings, L.L.C.	Delaware	75-2916176
FelCor Copley Plaza, L.L.C.	Delaware	27-3158742
FelCor Esmeralda (SPE), L.L.C.	Delaware	26-1439076
FelCor St. Pete (SPE), L.L.C.	Delaware	26-1438830
Los Angeles International Airport Hotel Associates, a Texas limited partnership	Texas	75-2656593
Madison 237 Hotel, L.L.C.	Delaware	45-1137528
Royalton 44 Hotel, L.L.C.	Delaware	45-1137592

_____

[1]   The address for each of the additional guarantor registrants is 545 E. John Carpenter Frwy., Suite 1300, Irving, Texas 75062.

SUBJECT TO COMPLETION, DATED AUGUST 26, 2011



FelCor Lodging Limited Partnership

Offer To Exchange
All Outstanding 6.75% Senior Secured Notes Due 2019
($525,000,000 Aggregate Principal Amount Outstanding)
For
6.75% Senior Secured Notes Due 2019, Which Have Been Registered
Under The Securities Act of 1933, as amended

The exchange offer will expire at 5:00 p.m., New York City time, on _____, 2011, unless we extend the exchange offer. We do not currently intend to extend the exchange offer.

- We are offering to exchange up to $525,000,000 aggregate principal amount of new 6.75% Senior Secured Notes due 2019, or Exchange Notes, which have been registered under the Securities Act of 1933, as amended, or the Securities Act, for an equal principal amount of our outstanding 6.75% Senior Secured Notes due 2019, or Initial Notes, issued in a private offering on May 10, 2011. We refer to the Exchange Notes and the Initial Notes collectively as Notes.

- We will exchange all Initial Notes that are validly tendered and not validly withdrawn prior to the closing of the exchange offer for an equal principal amount of Exchange Notes that have been registered.

- You may withdraw tenders of Initial Notes at any time prior to the expiration of the exchange offer.

- The terms of the Exchange Notes to be issued are identical in all material respects to the Initial Notes, except for transfer restrictions and registration rights that do not apply to the Exchange Notes, and different administrative terms.

- The Exchange Notes, together with any Initial Notes not exchanged in the exchange offer, will constitute a single class of debt securities under the indenture governing the Notes.

- The exchange of Notes will not be a taxable exchange for United States federal income tax purposes.

- We will not receive any proceeds from the exchange offer.

- No public market exists for the Initial Notes. We do not intend to list the Exchange Notes on any securities exchange and, therefore, no active public market is anticipated for the Exchange Notes.

See "Risk Factors" beginning on page 14 for a discussion of factors that you should consider before tendering your Initial Notes.

We are not asking you for a proxy and you are requested not to send us a proxy. You do not have dissenters' rights of appraisal in connection with the exchange offer.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The related letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to

admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____ , 2011.

TABLE OF CONTENTS

MARKET AND INDUSTRY DATA

We obtained market data and certain other industry data and forecasts used throughout or incorporated in this prospectus from internal analysis and market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources they believe to be reliable, but they do not guarantee the accuracy and completeness of such information. Similarly, while we believe that the internal analysis and market research, industry data and forecasts are reliable, we have not independently verified such data, and neither we nor the initial purchasers make any representation as to the accuracy of such information.

TRADEMARKS

This prospectus contains registered trademarks, service marks and brand names owned or licensed by companies other than us, and which are the exclusive property of their respective owners. None of the owners of these trademarks, service marks or brand names, their affiliates or any of their respective officers, directors, agents or employees, is an issuer or underwriter of the Exchange Notes being offered hereby. In addition, none of such persons has or will have any responsibility or liability for any information contained in this prospectus.

INFORMATION INCORPORATED BY REFERENCE

Both FelCor Lodging Trust Incorporated, or FelCor, and FelCor Lodging Limited Partnership, or FelCor LP, file annual, quarterly, and current reports with the Securities and Exchange Commission, or the SEC, and FelCor files proxy statements and other information with the SEC. The SEC allows us to incorporate by reference the information

we file with the SEC, which means that we may disclose important business and financial information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is considered to be a part of this registration statement, of which this prospectus is a part, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus or a prospectus supplement. You should read the information incorporated by reference because it is an important part of this registration statement, of which this prospectus is a part. We incorporate by reference the following information or documents that FelCor and/or FelCor LP have filed with the SEC and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the exchange offer is completed:

▪ Annual Reports on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on February 24, 2011;

▪ Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2011, filed with the SEC on May 4, 2011;

▪ Quarterly Reports on Form 10-Q for the fiscal quarter ended June 30, 2011, filed with the SEC on August 2, 2011;

▪ Current Report on Form 8-K, filed with the SEC on March 7, 2011;

▪ Current Report on Form 8-K, filed with the SEC on April 4, 2011;

▪ Current Report on Form 8-K, filed with the SEC on April 26, 2011;

▪ Current Report on Form 8-K, filed with the SEC on May 27, 2011;

▪ Current Report on Form 8-K, filed with the SEC on June 2, 2011; and

▪ Current Reports on Form 8-K, filed with the SEC on August 26, 2011.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or information that we later file with the SEC modifies or replaces such information.

Our SEC filings are available to the public from the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address: FelCor Lodging Trust Incorporated, 545 East John Carpenter Freeway, Suite 1300, Irving, Texas 75062, Attention: Investor Relations, telephone (972) 444-4900, or by e-mail at information@felcor.com. **In order to ensure timely delivery of the information, any request should be made no later than five business days before the expiration date of the exchange offer.**

_____

WHERE YOU CAN FIND MORE INFORMATION

As discussed above, both FelCor and FelCor LP file annual, quarterly, and current reports with the SEC, and FelCor files proxy statements and other information with the SEC. Such filings are available and can be viewed and/or requested in the manner set forth above.

You should rely only upon the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to exchange these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

This prospectus contains summaries of certain agreements that we have entered into such as the indenture, the registration rights agreement, and the agreements described under "Prospectus Summary-Business Strategy-External Growth," and "Description of the Notes and Guarantees." The descriptions contained in this prospectus of these agreements do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements. Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us.

———————————————

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein, as well as other written and oral statements made or incorporated by reference from time to time by us and our representatives in other reports, filings with the SEC, press releases, conferences, or otherwise, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act that involve a number of risks and uncertainties. Forward-looking statements can be identified by the use of forward-looking terminology, including, without limitation, "believes," "expects," "anticipates," "may," "will," "should," "seeks," "pro forma" or other variations of these terms, including their use in the negative, or by discussions of strategies, plans or intentions. A number of factors could cause actual results to differ materially from those anticipated by these forward-looking statements. Among these factors are:

- general economic conditions, including, among other things, unemployment, major bank failures and unsettled capital markets, sovereign debt uncertainty, the impact of the United States' military involvement in the Middle East and elsewhere, future acts of terrorism, the threat or outbreak of a pandemic disease affecting the travel industry, rising high fuel costs and increased transportation security precautions;

- our overall debt levels and our ability to refinance or obtain new financing and service debt;

- our inability to retain earnings;

- our liquidity and capital expenditures;

- our ability to complete hotel dispositions at acceptable prices and to pursue our growth strategy and acquisition activities; and

- competitive conditions in the lodging industry.

Certain of these risks and uncertainties are described in greater detail under "Risk Factors" beginning on page 14.

In addition, these forward-looking statements are necessarily dependent upon assumptions and estimates that may prove to be incorrect. Accordingly, while we believe that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. The forward-looking statements included in this prospectus, and all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by the risk factors and cautionary statements discussed in our filings under the Securities Act of 1933 and the Securities Exchange Act of 1934, which identify important factors that could cause these differences. All forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to update any forward-looking statements to reflect future events or circumstances.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding us, the Exchange Notes being exchanged in this offering, and the financial statements and notes thereto appearing elsewhere in this prospectus. Unless otherwise indicated or the context otherwise requires, the words "we," "our," "ours," "us" and the "Company" refer to FelCor or FelCor LP, and their respective subsidiaries, collectively.

FelCor and FelCor LP

FelCor is a public lodging real estate investment trust, or REIT, that at June 30, 2011, had ownership interests in 78 hotels in continuing operations with approximately 22,000 rooms and three hotels designated as held for sale. All of its operations are conducted solely through FelCor LP, which is the issuer of the Initial Notes, or its subsidiaries. FelCor is the sole general partner and owner of a greater than 99% interest in FelCor LP. Our principal executive offices are located at 545 E. John Carpenter Frwy., Suite 1300, Irving, Texas 75062, and our telephone number is (972) 444-4900.

Our business is conducted in one reportable segment: hospitality. During 2010, we derived 97% of our revenues from hotels located within the United States, with the balance derived from our Canadian hotels.

We are committed to delivering superior returns on invested capital by assembling a diversified portfolio of high-quality hotels located in major markets and resort locations that have dynamic demand generators and high barriers to entry. At the same time, we seek to improve cash flow and real estate value through disciplined portfolio management, unique asset management and smart allocation of capital.

In 2006, we developed a long-term strategic plan with an intense focus on portfolio management. As a result, our portfolio composition (e.g., segment, brand and location) continues to evolve radically through asset sales, acquisitions and capital investment. Today, our portfolio consists primarily of upper-upscale hotels and resorts located in more than 30 major markets. We remain focused on improving our portfolio quality, diversification, future growth rates and creating a sound and flexible balance sheet. In 2010, we acquired the Fairmont Copley Plaza in Boston and in May 2011, purchased two midtown Manhattan hotels, Royalton and Morgans. In 2010, we initiated a second phase of asset sales, in which we intend to sell our interests in as many as 35 hotels. We began marketing 14 hotels for sale during the fourth quarter of 2010 and sold six of those hotels by July 31, 2011 (including the three hotels designated as held for sale at June 30, 2011).

Of the 78 hotels in continuing operations at June 30, 2011, we owned a 100% interest in 60 hotels, a 90% interest in entities owning three hotels, an 82% interest in an entity owning one hotel, a 60% interest in an entity owning one hotel and a 50% interest in entities owning 13 hotels. We consolidate our real estate interests in the 65 hotels in which we held greater than 50% ownership interests and we record the real estate interests of the 13 hotels in which we held 50% ownership interests using the equity method. At June 30, 2011, 77 of our 78 hotels were leased to our operating lessees, and one 50%-owned hotel was operated without a lease. We held majority interests and had direct or indirect controlling interests in all our operating lessees. Because we own controlling interests in these lessees, we consolidated our interests in these hotels (which we refer to as our Consolidated Hotels) and reflect those hotels' operating revenues and expenses in our statement of operations.

At June 30, 2011, our Consolidated Hotels were located in the United States (75 hotels in 22 states) and Canada (two hotels in Ontario), with concentrations in major markets and resort areas. Our hotel portfolio consists primarily of upper-upscale hotels and resorts, which are flagged under brands such as Doubletree, Embassy Suites Hotels, Fairmont, Hilton, Marriott, Renaissance, Sheraton, Westin and Holiday Inn.

The Properties

We own a diversified portfolio of hotels managed and branded by Hilton Worldwide, Starwood Hotels & Resorts Worldwide, Inc., Marriott International, Inc., Fairmont Hotels & Resorts, Morgans Hotel Group Corp. and InterContinental Hotels Group PLC. We consider our hotels to be high-quality lodging properties with respect to desirability of location, size, facilities, physical condition, quality and variety of services offered in the markets in which they are located. Our hotels are designed to appeal to a broad range of hotel customers, including frequent business

travelers, groups and conventions, as well as leisure travelers. They generally feature comfortable, modern guest rooms, meeting and convention facilities and full-service restaurant and catering facilities.

The following table shows the distribution among our 77 Consolidated Hotels in continuing operations at June 30, 2011:

	Number of Properties
Hilton Brands:	
Embassy Suites Hotels	41
Doubletree and Doubletree Guest Suites	7
Hilton and Hilton Suites	1
Holiday Inn	15
Starwood Brands:	
Sheraton and Sheraton Suites	6
Westin	1
Marriott Brands:	
Renaissance	2
Marriott	1
Fairmont Hotels & Resorts	1
Royalton and Morgans	2
Total Hotels	77

* Since June 30, 2011, we have sold three hotels, which were included in discontinued operations at June 30, 2011.

We are committed to maintaining the high standards of our hotels. At June 30, 2011, our hotels averaged 288 rooms, with six hotels having 400 or more rooms. In 2008, we completed a multi-year, portfolio-wide renovation program costing more than $450 million. The program was designed to upgrade, modernize and renovate all of our hotels to enhance or maintain their competitive position. For 2010, our pro rata share of capital expenditures spent on consolidated and unconsolidated hotels, including renovations and redevelopment projects, was $40.4 million. We also spent 7.0% of our consolidated room revenue on maintenance and repair expense.

Business Strategy

We are committed to delivering superior returns on invested capital by assembling a diversified portfolio of high-quality hotels located in major markets and resort locations that have dynamic demand generators and high barriers to entry. At the same time, we seek to improve cash flow and real estate value through disciplined portfolio management, unique asset management and smart allocation of capital.

In 2006, we developed a long-term strategic plan with an intense focus on portfolio management. As a result, our portfolio composition (e.g., segment, brand and location) continues to evolve radically through asset sales, acquisitions and capital investment. Between late 2005 and 2007, we disposed of 45 non-strategic hotels, primarily limited service and midscale hotels located in secondary and tertiary markets and markets with low barriers to entry. Today, our portfolio consists primarily of upper-upscale hotels and resorts located in more than 30 major markets. In 2010, we acquired the Fairmont Copley Plaza in Boston and in May 2011, purchased two midtown Manhattan hotels, Royalton and Morgans. In 2010, we initiated a second phase of asset sales, in which we expect to sell our interests in as many as 35 hotels. We began marketing 14 hotels for sale during the fourth quarter of 2010 and sold six of these hotels by July 31, 2011 (including the three hotels designated as held for sale at June 30, 2011).

We remain focused on improving our portfolio quality, diversification, future growth rates and creating a sound and flexible balance sheet. With these objectives in mind, the following areas are critically important:

Asset management. We seek to maximize revenue, market share, hotel operating margins and cash flow at every hotel. We employ an aggressive asset management philosophy that entails a hands-on approach. Our asset managers, all of whom have extensive hotel operating experience, have thorough knowledge of the markets where we operate our hotels, and overall demand dynamics, which enables them to work closely with our hotel managers.

In addition, our strong, long-term relationships with the major hotel companies that operate our hotels enable us to work more effectively with them. We press our hotel managers to implement best practices in expense and revenue management and work closely with them to monitor and review hotel operations and align cost structures with current business. For example, reduction in departmental expenses per occupied room from 2008 to 2010 resulted in 2010 savings of over $20 million. Most of these per occupied room savings are permanent. We strive to influence brand strategy on marketing and revenue enhancement programs. We also consider value-added enhancements at our hotels, such as maximizing use of public areas, implementing new restaurant concepts, changing management of food and beverage operations and uncovering new revenue sources.

Renovations and redevelopment. We take a long-term approach to capital spending. Our plan involves efficiently maintaining our properties and limiting future fluctuations of expenditures while maximizing return on investment. We completed a multi-year, portfolio-wide renovation program in 2008 which enhanced the competitive position and value of our hotels. Through this process, we invested more than $450 million and achieved the expected returns on our investment. For example, market share (one of the industry's primary performance measures) for our portfolio increased almost 3% during 2008 and 1.4% during 2009. These gains relate mostly to the success of the renovation program, but also reflect the change in our asset management approach.

We consider expansion or redevelopment opportunities at our properties that offer attractive returns. Most recently, we completed the comprehensive redevelopment of the San Francisco Marriott Union Square (formerly, a Crowne Plaza). The market share index for this hotel increased to 115% in 2010 from 80% in 2007 (prior to renovations commencing). Other recent projects include a new 35,000 square foot convention center adjacent to our Hilton Myrtle Beach Oceanfront Resort, additional meeting space at the Doubletree Guest Suites in Dana Point, California and new spa and food and beverage facilities at the Embassy Suites Deerfield Beach Resort & Spa. We are seeking approval and entitlements for additional redevelopment projects at multiple hotels; however, we will only implement those projects that ultimately satisfy our stringent capital investment criteria.

As part of our long-term capital plan, we anticipate renovating between six and eight core hotels each year. In the first six months of 2011, we completed approximately $35 million of capital improvements at our hotels, and we expect to spend approximately $45 million in non-discretionary capital and $35 to $40 million in discretionary capital in 2011 (including more than $20 million at the Fairmont Copley Plaza).

Portfolio management. As part of our long-term strategic plan to achieve or exceed targeted returns on invested capital, we sell and acquire hotels to improve our overall portfolio quality, enhance diversification and improve growth rates. Selling non-strategic hotels creates capacity to reduce our debt, pay accrued preferred dividends, invest capital in re-development opportunities at our remaining hotels and/or acquire hotels in our target markets, in each case consistent with our long-term strategy and internal underwriting standards. In addition, selling non-strategic hotels reduces our future capital expenditures and enables management to focus on "core" long-term investments. In 2010 we reviewed each hotel in our portfolio in terms of projected performance, future capital expenditure requirements and market dynamics and concentration risk. Based on this analysis, we developed a plan to sell our interests in 35 hotels (29 of which we consolidate the real estate interest and six of which are owned by unconsolidated joint ventures) that no longer meet our investment criteria. We will bring these hotels to market at the appropriate time and will sell hotels only when we receive satisfactory pricing. We began marketing 14 hotels for sale during the fourth quarter of 2010 and sold six of these hotels by July 31, 2011 (including the three hotels designated as held for sale at June 30, 2011).

External growth. In addition to our disciplined portfolio management, we continue to pursue hotel acquisitions in our target markets.

In August 2010, we purchased the Fairmont Copley Plaza in Boston (an irreplaceable iconic hotel in one of our target markets) for $98.5 million, which is substantially below estimated replacement cost and is less than nine times 2007 EBITDA. Fourth quarter 2010 revenue per available room, or RevPAR, at this hotel ($172) was more than double 2010 RevPAR for the rest of our portfolio ($81). We are in the initial stage of a major redevelopment program at the Fairmont Copley Plaza that will upgrade the guest rooms and public spaces at that hotel to recapture premium rated corporate transient and group customers. In addition, we are considering value enhancing projects that would improve amenities at the hotel and reposition it closer to its luxury competitors. For example, we are building a new state-of-the-art fitness center on the roof, which includes a 700-plus square foot outdoor sun deck. RevPAR at this hotel

increased 9.3% in the fourth quarter of 2010, compared to RevPAR growth of 5.7% for the rest of our portfolio. Similarly, average daily rate, or ADR, at this hotel increased 6.9% for the fourth quarter of 2010, compared to ADR growth of 1.5% for the rest of our portfolio. This hotel is performing better than expected and illustrates how we are executing our external growth strategy-opportunistic transactions that, combined with effective asset management, provide

On May 23, 2011, we completed our purchase of two iconic hotels in midtown Manhattan (Royalton (168 rooms) and Morgans (114 rooms)), for $140 million (approximately ten times peak historical Hotel EBITDA) from Morgans Hotel Group Corp., which will continue to manage the hotels pursuant to a long-term management contract. At approximately $496,000 per key, we estimate that the purchase price is roughly 60 percent of replacement cost. This acquisition fulfills all our strategic and valuation objectives, including an internal rate of return in excess of our weighted average cost of capital. The midtown Manhattan submarket has some of the highest barriers to entry of any market in the world. Both hotels are in excellent condition and have been renovated recently (roughly $120,000 per key at Royalton and $90,000 per key at Morgans).

Our pipeline of upper-upscale hotels in our other remaining target markets-New York City (Manhattan) and Washington, DC (central business district) is steadily robust. We are currently reviewing and/or engaged in negotiations concerning several potential transactions that meet our underwriting and strategic criteria, and have recently acquired Morgans and Royalton, as noted above. Acquiring hotels in markets with very high barriers to entry improves our portfolio quality, diversity and concentration. We are focused on opportunities that will contribute to targeted returns that substantially exceed our weighted average cost of capital and that are accretive to long-term funds from operations, or FFO, and stock price. We consider primarily upper-upscale hotels well-positioned to grow RevPAR and EBITDA significantly stronger than the industry and our portfolio. Our process is both disciplined and diligent, and it benefits from leveraging our relationships with brand owners and other sellers (which provides a competitive advantage when sourcing potential acquisitions).

The industry and overall economy are in the early stages of prolonged growth. We will take advantage of favorable pricing that continues to reflect a significant discount to replacement cost, and we are focused on opportunities that offer potential for significant value appreciation and hotels will benefit from our aggressive and disciplined asset management, including our history of capitalizing on redevelopment and other value-enhancing opportunities.

Balance sheet strategy. We are committed to strengthening our balance sheet and reducing leverage. A healthy balance sheet provides the necessary flexibility and capacity to withstand lodging cycles, and provides capacity for appropriate acquisitions. We expect to reduce our leverage significantly and restructure our balance sheet through improved hotel operations and proceeds from future hotel sales, which we will use to repay and refinance our remaining debt. We will continue to look for additional opportunities to reduce overall debt levels and our average interest rate, increase our flexibility and ensure adequate long-term liquidity on an economically sound basis.

By mid-2010, we had successfully refinanced all of our near-term debt and eliminated all of our maturity issues in the face of a global recession and constrained capital markets. We refinanced or resolved $1.5 billion of debt through the end of 2010 and extended our weighted average debt maturity to the first quarter of 2014. In 2010, we repaid two loans, totaling $177 million, for $130 million (a 27% discount), that were scheduled to mature in 2012 and opportunistically bought back $40 million of senior notes that mature this year.

On March 4, 2011, certain of our subsidiaries entered into a revolving credit agreement with JPMorgan Chase Bank, N.A., as the administrative agent and lender, and certain other lenders providing for a $225,000,000 revolving line of credit (the "Line of Credit Facility"). The Line of Credit Facility matures in August 2014, although the borrowers have a one-year extension option (subject to certain conditions). Borrowings under the Line of Credit Facility bear a variable interest rate of LIBOR (no floor) plus 4.5%. In addition to the interest payable on amounts outstanding under the Credit Agreement, the borrowers will pay a quarterly 0.50% fee, based on the unused portion of the Line of Credit Facility. The Line of Credit Facility is guaranteed by FelCor and FelCor LP. The covenants in the Line of Credit Facility are applicable exclusively to the borrowers and generally not applicable to FelCor or FelCor LP. However, FelCor and FelCor LP must comply with certain covenants as articulated in the indenture that governs our 10% Senior Secured Notes due 2014, or our 10% Notes, as those covenants were in effect as of March 4, 2011 (when the Line of Credit Facility was established), regardless of whether that indenture has been otherwise modified, has expired or is terminated.

When the Line of Credit Facility was established, FelCor repaid two secured loans (totaling approximately $227 million) with a combination of cash on hand and funds drawn under the new facility. The repaid loans ($198.3 million and $28.8 million) would have matured in 2013 and 2012, respectively, and were secured by 11 hotels; those same hotels (together with pledges of the equity interest of the borrowers) now secure repayment of amounts drawn and outstanding under the Line of Credit Facility. We intend to use funds available under the Line of Credit Facility for general corporate purposes, including, without limitation, hotel acquisitions and repayment of other debt.

On April 1, 2011, we consummated the public offering of 27.6 million shares of our common stock (including 3.6 million shares sold when the underwriters exercised their option to purchase additional shares). The offering resulted in net proceeds of approximately $158 million, after deducting the underwriters' discount and transaction expenses. FelCor LP used the net proceeds of this offering to redeem $144 million, in the aggregate, principal amount of its 10% Notes. Under the terms of the indenture governing the redeemed 10% Notes, the redemption price was 110% of the principal amount of the redeemed 10% Notes, together with accrued and unpaid interest thereon to the redemption date.

In May 2011, FelCor LP issued $525 million in aggregate principal amount of 6.75% senior secured notes maturing December 1, 2019, or the Initial Notes. The Initial Notes are secured by a combination of (i) first lien mortgages and related security interests on six hotels and (ii) pledges of equity interests in certain subsidiaries of FelCor LP. The Initial Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, and to persons outside the United States under Regulation S of the Securities Act. The net proceeds of the offering were approximately $511 million after fees and expenses, a portion of which were used to purchase Morgans and Royalton, with the remainder to be used for general corporate purposes (including, among other things, repaying outstanding indebtedness and pursuing other hotel acquisitions). Pending application of the net proceeds, we may invest such net proceeds in short term interest-bearing investments.

Strategic Relationships

We benefit from our brand/manager alliances with Hilton Worldwide (Embassy Suites Hotels, Doubletree and Hilton), Starwood Hotels & Resorts Worldwide, Inc. (Sheraton and Westin), Marriott International, Inc. (Renaissance and Marriott), Fairmont Hotels & Resorts, Morgans Hotel Group (Royalton and Morgans) and InterContinental Hotels Group PLC (Holiday Inn). These relationships enable us to work effectively with our managers to maximize margins and operating cash flow from our hotels.

- Hilton Worldwide (www.hiltonworldwide.com) is recognized internationally as a preeminent hospitality company. Hilton owns, manages or franchises more than 3,600 hotels in 81 countries. Its portfolio includes many of the world's best-known and most highly regarded hotel brands, including Waldorf Astoria, Conrad, Hilton, Doubletree, Embassy Suites, Hilton Garden Inn, Hampton Inn, Homewood Suites, Home2 Suites, and Hilton Grand Vacations. At June 30, 2011, 48 of our Consolidated Hotels were managed by Hilton subsidiaries. Hilton is a 50% partner in joint ventures with us that own 11 hotels and also manage residential condominiums at Kingston Plantation. Hilton also holds 10% equity interests in certain of our consolidated subsidiaries that own three hotels.

- Starwood Hotels & Resorts Worldwide, Inc. (www.starwoodhotels.com) is one of the leading hotel and leisure companies in the world with 1,000 properties in 100 countries. With internationally renowned brands, Starwood is a fully integrated owner, operator and franchisor of hotels and resorts including, St. Regis, The Luxury Collection, W, Westin, Le Méridien, Sheraton, Four Points, Element and Aloft. Subsidiaries of Starwood managed seven of our Consolidated Hotels at June 30, 2011 and Starwood indirectly owned 40% of one of our Consolidated Hotels.

- Marriott International, Inc. (www.marriott.com) is a leading lodging company with over 3,400 lodging properties worldwide. Its portfolio includes 17 lodging and vacation resort ownership brands, including Ritz Carlton, Marriott, Renaissance, JW Marriott, Courtyard by Marriott, Fairfield Inn by Marriott and Residence Inn by Marriott. At June 30, 2011, three of our Consolidated Hotels were managed by Marriott subsidiaries.

- Fairmont Hotels & Resorts (www.fairmont.com) is a leading luxury global hotel company, with a collection of 56 distinctive hotels. At June 30, 2011, a Fairmont subsidiary managed the Fairmont Copley Plaza in Boston.

- Morgans Hotel Group Corp. (www.morganshotelgroup.com) is widely credited as the creator of the first "boutique" hotel and a continuing leader of the hotel industry's boutique sector. Morgans owns and/or manages a portfolio of 13 luxury hotel properties comprising over 3,300 rooms. At June 30, 2011, Morgans managed our recently acquired Morgans and Royalton hotels.

- InterContinental Hotels Group PLC (www.ichotelsgroup.com) of the United Kingdom is one of the world's largest hotel companies by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, more than 4,500 hotels and over 650,000 guest rooms in 100 countries. IHG owns a portfolio of well recognized and respected hotel brands, including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn, Holiday Inn Express, Hotel Indigo, Staybridge Suites and Candlewood Suites. IHG also manages the world's largest hotel loyalty program, Priority Club Rewards. At June 30, 2011, IHG subsidiaries managed 15 of our Consolidated Hotels.

Summary of the Terms of the Exchange Offer

The Exchange Offer	We are offering to exchange up to $525,000,000 aggregate principal amount of the Exchange Notes, which have been registered under the Securities Act, for up to $525,000,000 aggregate principal amount of the Initial Notes issued on May 10, 2011. You may exchange your Initial Notes only by following the procedures described elsewhere in this prospectus under "The Exchange Offer-Procedures for Tendering Initial Notes."
Registration Rights Agreement	We issued the Initial Notes on May 10, 2011 in a private placement. The initial purchasers placed the Initial Notes with qualified institutional buyers and non-U.S. persons in transactions exempt from the registration requirements of the Securities Act and applicable state securities laws. In connection with the private placement, we entered into a registration rights agreement with the initial purchasers, which provides, among other things, for this exchange offer.
Resale of Exchange Notes	Based upon interpretive letters written by the SEC, we believe that the Exchange Notes issued in the exchange offer may be offered for resale, resold, or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

- You are acquiring the Exchange Notes in the ordinary course of your business;

- You are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes; and

- You are not our "affiliate," as that term is defined for the purposes of Rule 144A under the Securities Act.

If any of the foregoing are not true and you transfer any Exchange Note without registering the Exchange Note and delivering a prospectus meeting the requirements of the Securities Act, or without an exemption from registration of your Exchange Notes from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes that were acquired by such broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. A broker-dealer may use this prospectus for an offer to resell, a resale or any other retransfer of the Exchange Notes. See "Plan of Distribution."

Consequences of Failure to Exchange Initial Notes	Initial Notes that are not tendered or that are tendered but not accepted, will, following the completion of the exchange offer, continue to be subject to existing restrictions upon transfer. The trading market for Initial Notes not exchanged in the exchange offer may be significantly more limited than at present. Therefore, if your Initial Notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your Initial Notes. Furthermore, you will no longer be able to compel us to register the Initial Notes under the Securities Act. In addition, you will not be able to offer or sell the Initial Notes unless they are registered under the Securities Act (and we will have no obligation to register them, except for some limited exceptions), or unless you offer or sell them under an exemption from the requirements of, or a transaction not subject to, the Securities Act.

Expiration of the Exchange Offer	The exchange offer will expire at 5:00 P.M., New York City time on _____, 2011, unless we decide to extend the expiration date.
Conditions to the Exchange Offer	The exchange offer is not subject to any condition other than certain customary conditions, which we may, but are not required to, waive. The exchange offer is subject to the condition that the registration statement, of which this prospectus forms a part, shall have become effective. We currently anticipate that each of the conditions will be satisfied and that we will not need to waive any conditions. We reserve the right to terminate or amend the exchange offer at any time before the expiration date if any such condition occurs. For additional information regarding the conditions to the exchange offer, see "The Exchange Offer-Conditions to the Exchange Offer."
Procedures for Tendering Initial Notes	DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their Initial Notes to the exchange agent in accordance with ATOP procedures for such a transfer. Additionally, if a DTC participant has Initial Notes credited to its DTC account also by book-entry and the Initial Notes are held of record by DTC's nominee, such DTC participant may tender its Initial Notes by book-entry transfer as if it were the record holder. For more information on accepting the exchange offer and tendering your Initial Notes, see "The Exchange Offer-Procedures for Tendering Initial Notes" and "The Exchange Offer-Book Entry Transfer."
Withdrawal Rights	You may withdraw the tender of your Initial Notes at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw, you must send a written or facsimile transmission of your notice of withdrawal to the exchange agent at its address set forth in this prospectus under "The Exchange Offer-Withdrawal of Tenders" by 5:00 p.m., New York City time, on the expiration date.
Absence of Dissenters' Rights of Appraisal	You do not have dissenters' rights of appraisal with respect to the exchange offer.
Acceptance of Initial Notes and Delivery of Exchange Notes	Subject to certain conditions, we will accept all Initial Notes that are properly tendered in the exchange offer and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will deliver the Exchange Notes promptly after the expiration date.
United States Federal Income Tax Consequences	We believe that the exchange of Initial Notes for Exchange Notes generally will not be a taxable exchange for federal income tax purposes, but you should consult your tax adviser about the tax consequences of this exchange. See "Material U.S. Income Tax Consequences."
Exchange Agent	Deutsche Bank Trust Company Americas, the Collateral Agent, Registrar and Paying Agent under the indenture for the Notes, is serving as exchange agent in connection with the exchange offer. The mailing address of the exchange agent is DB Services Americas, Inc., MS JCK01-0218, 5022 Gate Parkway, Suite 200, Jacksonville, Florida 32256.
Fees and Expense	We will bear all expenses related to consummating the exchange offer and complying with the registration rights agreement.
Use of Proceeds	We will not receive any cash proceeds from the issuance of the Exchange Notes. We received net proceeds of approximately $511 million from the sale of the Initial Notes. We used a portion of the proceeds to purchase Royalton and Morgans. See "-External Growth." We intend to use the balance of the net proceeds for general corporate purposes (including, among other things, repaying outstanding indebtedness and pursuing other hotel acquisitions). Pending application of the net proceeds, we may invest such net proceeds in short term interest-bearing investments.

Summary Description of Exchange Notes

The terms of the Exchange Notes will be identical in all material respects to those of the Initial Notes except for transfer restrictions and registration rights that do not apply to the Exchange Notes. The Exchange Notes will evidence the same debt as the Initial Notes, and the same indenture will govern the Exchange Notes as the Initial Notes. The summary below describes the principal terms of the Exchange Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Notes and Guarantees" section of this prospectus contains a more detailed description of the terms and conditions of the Exchange Notes.

Issuer	FelCor LP
Exchange Notes Offered	$525 million aggregate principal amount of Exchange Notes, registered under the Securities Act.
Maturity	The Exchange Notes will mature on June 1, 2019.
Interest Rate	The Exchange Notes will bear interest at a rate per annum equal to 6.75%. Interest will accrue from May 10, 2011.
Interest Payment Dates	June 1 and December 1 of each year, beginning on December 1, 2011.
Optional Redemption	At any time prior to June 1, 2015, we may redeem the Exchange Notes, in whole or in part, at a price equal to 100% of the principal amount of the Exchange Notes, redeemed, plus a "make-whole" premium as described under "Description of the Notes and Guarantees-Optional Redemption," plus accrued and unpaid interest, if any, to the date of redemption. At any time on or after June 1, 2015 we may redeem the Exchange Notes at the redemption price described under the heading "Description of the Notes and Guarantees-Optional Redemption," plus accrued and unpaid interest, if any, to the date of redemption.
Optional Redemption after Equity Offerings	At any time (which may be more than once) on or prior to June 1, 2014, we can choose to redeem up to 35% of the outstanding Exchange Notes with net cash proceeds from one or more equity offerings, as long as:

- we pay 106.75% of the face amount of the Exchange Notes redeemed, together with accrued and unpaid interest, if any, to the redemption date;

- we redeem the Exchange Notes within 90 days of completing the equity offering; and

- at least 65% of the aggregate principal amount of the Exchange Notes issued remains outstanding afterwards.

Guarantees	The Exchange Notes will be unconditionally guaranteed on a senior basis, jointly and severally, by FelCor, those subsidiaries of FelCor LP that own the collateral hotels and the subsidiaries of FelCor LP that guarantee the 10% Notes. See "Description of the Notes and Guarantees-Guarantees."
Security	The Exchange Notes will be secured by first lien mortgages of six hotels owned by certain subsidiaries of FelCor LP, and pledges of the equity interests of those wholly-owned subsidiaries of FelCor LP. The Exchange Notes will be secured only by the foregoing collateral and certain related operating assets, and will not be secured by any other assets of FelCor, FelCor LP or any of their subsidiaries. In addition, the Exchange Notes will have the benefit of a negative pledge with respect to the foregoing assets.

Ranking

The Exchange Notes will be our senior secured obligations. As to right of payments, the Exchange Notes will rank (i) effectively pari passu with any future senior secured debt to the extent that any such senior secured debt has a pari passu lien in the collateral securing the Exchange Notes, (ii) senior to any existing or future senior debt that is not secured by the collateral to the extent of the value of the collateral, (iii) senior in right of payment to any future subordinated debt and (iv) effectively subordinated to any of our debt that is secured by assets other than collateral, including the 10% Notes and the Line of Credit Facility. The Exchange Notes will be structurally subordinated, and effectively rank junior, to any liabilities of our subsidiaries that do not guarantee the Exchange Notes.

The guarantees of the Exchange Notes will be (i) senior unsecured obligations of each guarantor that does not also grant a lien on any of its assets and (ii) senior secured obligations of each guarantor that also grants a lien of any of its assets. The senior unsecured guarantees will rank equally with any existing and any future senior unsecured debt and will rank senior to any existing and any future subordinated debt of the applicable guarantors. The senior secured guarantees will rank equally with the other existing and future senior secured debt of each such guarantor to the extent that such debt has a pari passu lien in the collateral and senior to their future subordinated debt and each guarantee of each guarantor will be effectively subordinated to any debt of such guarantors that is secured by their assets other than collateral, to the extent of the value of such other assets pledged as security. As of June 30, 2011, we and our consolidated subsidiaries had approximately $1.6 billion of indebtedness, of which approximately $632 million was secured indebtedness and other liabilities of our non-guarantor subsidiaries, all of which were secured by assets other than the collateral, and is effectively senior to the Exchange Notes and the subsidiary guarantees. See "Description of the Notes and Guarantees-Ranking."

Certain Other Covenants

The indenture governing the Notes restricts our ability and the ability of our restricted subsidiaries to:

- incur additional debt;

- incur additional secured debt and subsidiary debt;

- make certain distributions, investments and other restricted payments;

- limit the ability of restricted subsidiaries to make payments to us;

- issue or sell stock of restricted subsidiaries;

- enter into transactions with affiliates;

- create liens, including, but not limited to, pledges on the equity interests in our subsidiary guarantors;

These covenants are subject to a number of important limitations and exceptions.

Change of Control, Collateral Asset Sales, Non-Collateral Asset Sales; Event of Loss Offers

If we experience a defined change of control and, under certain circumstances, if we sell collateral, non-collateral assets or experience an event of loss, we may be required to offer to repurchase the Exchange Notes on the terms set forth in the Description of the Notes and Guarantees. We may not have sufficient funds available at the time of any change of control to effect the repurchase, if required.

Risk Factors

You should carefully consider all of the information set forth under the caption "Risk Factors" beginning on page 14 before investing in the Exchange Notes. Among the most significant of these risk factors are:

- if you do not properly tender your Initial Notes, you will continue to hold unregistered Initial Notes and your ability to transfer Initial Notes will be limited;

- general economic conditions, including, among other things, unemployment, major bank failures and unsettled capital markets, sovereign debt uncertainty, the impact of the United States' military involvement in the Middle East and elsewhere, future acts of terrorism, the threat or outbreak of a pandemic disease affecting the travel industry, rising high fuel costs and increased transportation security precautions;

- there are significant risks associated with our planned renovation and redevelopment projects, which could adversely affect our financial condition, results of operations, or cash flows from these projects:

- we are subject to the risks of real estate ownership, which could increase our costs of operations;

- we are subject to the risks inherent in the hospitality industry, which include, among others, risks relating to an increase in competition from new hotel development, reductions in business and leisure travel as a result of new terrorist attacks or the high costs and inconveniences of travel, reduced coverages and increased costs of insurance, regional or local economic, seismic or weather conditions, possible adverse effects of management franchise and license agreement requirements, and brand concentration; and

- as a REIT, we are subject to specific tax laws and regulations, the violation of which could subject us to significant tax liabilities.

Summary Historical Consolidated Financial Information

The following tables set forth summary historical consolidated financial information for FelCor LP and FelCor. The summary historical consolidated financial information is presented as of and for the six months ended June 30, 2011 and 2010, and the years ended December 31, 2010, 2009 and 2008. We derived the summary historical consolidated financial information for the years ended December 31, 2010, 2009 and 2008 from our consolidated financial statements and the notes thereto, audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm incorporated herein by reference.

You should read the following in conjunction with our consolidated financial statements and the notes thereto incorporated herein by reference.

(in millions, except per unit data)	Six Months Ended June 30,		Year Ended December 31,		
	2011	2010	2010	2009	2008
Statement of Operations Data:[a]					
Total revenues	$ 483	$ 437	$ 884	$ 831	$ 1,003
Loss from continuing operations[b]	(82)	(15)	(181)	(96)	(41)
Loss from continuing operations, per unit	(0.92)	(0.53)	(2.70)	(2.12)	(1.30)
Loss from continuing operations, per share	(0.92)	(0.53)	(2.71)	(2.12)	(1.31)
Other Data:					
Cash distributions declared per common unit/share[c]	$ —	$ —	$ —	$ —	$ 0.85
Adjusted FFO per unit/share[d]	0.13	(0.06)	(0.09)	0.39	1.99
Adjusted EBITDA[d]	108	95	188	179	276
Cash flows provided by operating activities	15	41	59	73	153
Ratio of earnings to fixed charges[e]	(f)	(g)	(h)	(i)	(j)
Balance Sheet Data (at end of period):					
Total assets	$ 2,493	$ 2,600	$ 2,359	$ 2,626	$ 2,512
Total debt, net of discount	1,612	1,597	1,548	1,773	1,552
Redeemable units	4	1	2	1	1

(a) All years presented have been adjusted to reflect hotels no longer owned and hotels designated as held for sale as discontinued operations.

(b) The following amounts (in millions) are included in loss from continuing operations:

	Six Months Ended June 30,		Year Ended December 31,		
	2011	2010	2010	2009	2008
Impairment loss	$ (12)	$ —	$ (115)	$ —	$ (38)
Impairment loss on unconsolidated hotels	—	—	—	(2)	(13)
Debt extinguishment	(24)	(46)	44	(2)	—

(c) We suspended payment of our common distributions in December 2008 and our preferred distributions in March 2009 in light of the deepening recession and dysfunctional capital markets, and the attendant impact on our industry and us. In January 2011, we reinstated our current quarterly preferred distribution and paid current quarterly preferred distributions in January, May and August 2011. Our Board of Directors will determine the amount of future common and preferred distributions for each quarter, if any, based upon various factors including operating results, economic conditions, other operating trends, our financial condition and capital requirements, as well as the minimum REIT distribution requirements. We had unpaid seven quarters of aggregate accrued distributions with respect to our Series A and Series C preferred stock at June 30, 2011 (these preferred distributions remain unpaid at August 26, 2011). Unpaid preferred distributions must be paid in full prior to payment of any common dividends.

(d) We refer in this prospectus to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, are described in more detail and their computation is contained in footnote (d) to the "Selected Financial Data," found elsewhere in this prospectus.

(e)   For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before adjustment for income or loss from equity investors plus fixed charges excluding capitalized interest, and fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs.

(f)   For the six months ended June 30, 2011, we incurred a loss from continuing operations, which resulted in a coverage ratio of less than 1:1. Our earnings would have had to have been $79 million greater to have achieved a coverage ratio of 1:1.

(g)   For the six months ended June 30, 2010, we incurred a loss from continuing operations, which resulted in a coverage ratio of less than 1:1. Our earnings would have had to have been $12 million greater to have achieved a coverage ratio of 1:1.

(h)   For the year ended December 31, 2010, we incurred a loss from continuing operations, which resulted in a coverage ratio of less than 1:1. Our earnings would have had to have been $195 million greater to have achieved a coverage ratio of 1:1.

(i)   For the year ended December 31, 2009, we incurred a loss from continuing operations, which resulted in a coverage ratio of less than 1:1. Our earnings would have had to have been $87 million greater to have achieved a coverage ratio of 1:1.

(j)   For the year ended December 31, 2008, we incurred a loss from continuing operations, which resulted in a coverage ratio of less than 1:1. Our earnings would have had to have been $27 million greater to have achieved a coverage ratio of 1:1.

RISK FACTORS

An investment in the Exchange Notes involves a significant degree of risk. You should carefully consider the following risk factors, together with all of the other information included in this prospectus, in evaluating the exchange offer.

Risks Related to Our Business

We depend on external sources of capital to reduce our debt and for future growth, and we may be unable to access capital when necessary.

Because FelCor is a REIT, our ability to reduce our debt and finance our growth must largely be funded by external sources of capital because FelCor is required to distribute to its stockholders at least 90% of its taxable income (other than net capital gains) including, in some cases, taxable income it recognizes for federal income tax purposes but with regard to which we do not receive corresponding cash. Our ability to obtain the external capital we require could be limited by a number of factors, many of which are outside our control, including general market conditions, unfavorable market perception of our future prospects, lower current and/or estimated future earnings, excessive cash distributions or a lower market price for FelCor's common stock. Our ability to access additional capital, also may be limited by the terms of our existing indebtedness, which, under certain circumstances, restrict our incurrence of debt and the payment of distributions. Any of these factors, individually or in combination, could prevent us from being able to obtain the external capital we require on terms that are acceptable to us, or at all. If our future cash flow from operations and external sources of capital are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt on a timely basis or on satisfactory terms, if at all. Failing to obtain necessary external capital could have a material adverse effect on our ability to finance our future growth and reduce our debt. Following the issuance of the Initial Notes, we have only a limited number of unencumbered hotels and limited resources to raise additional capital.

We may be unable to sell non-strategic hotels when anticipated, or at all, or sell them for satisfactory pricing.

As part of our long-term strategic plan, we plan to sell non-strategic hotels and use the proceeds to reduce our leverage, pay accrued preferred distributions, invest in our portfolio and/or acquire hotels that fit our long-term strategy. The current hotel transaction market is at an early stage relative to the economic cycle. While the initial phase of our asset sales (2005-07) took place in a particularly robust transaction market and overall economy, the current and ongoing transaction market is not as robust, we may be unable to sell hotels at acceptable prices, or at all. Our ability to sell hotels is at least partially dependent on potential buyers obtaining financing. If adequate financing is not available or is only available at undesirable terms, we may be unable to sell hotels or sell them for desired pricing. If we are unable to sell non-strategic hotels or sell them for desired pricing, it could affect our ability to repay and refinance debt and slow the execution of our strategic plan. If we sell a mortgaged hotel for less than the outstanding debt balance, we would be required to use cash to make up the shortfall or substitute an unencumbered hotel as collateral, which would restrict future flexibility when refinancing debt or restrict us from using cash for other purposes.

Compliance with, or failure to comply with, our financial covenants may adversely affect our financial position and results of operations.

The indentures governing the Notes and the 10% Notes, our Line of Credit Facility and the agreements governing our subsidiary mortgage debt each contain, and future financing agreements may contain, various restrictive covenants and incurrence tests, including, among others, provisions that can restrict our ability to:

- incur any additional indebtedness;

- make common or preferred distributions;

- repurchase FelCor's common or preferred stock;

- make investments;

- engage in transactions with affiliates;

- incur liens;

- merge or consolidate with another person;

- dispose of all or substantially all of our assets; and

- permit limitations on the ability of our subsidiaries to make payments to us.

In addition, the agreements governing the Notes and the 10% Notes require that we satisfy total leverage, secured leverage and interest coverage tests in order, among other things, to: (i) incur additional indebtedness except to refinance maturing debt with replacement debt, as defined under our indentures; (ii) pay distributions in excess of the minimum distributions required to maintain FelCor's REIT status; (iii) repurchase FelCor's capital stock; or (iv) merge. These restrictions may adversely affect our ability to finance our operations or engage in other business activities that may be in our best interest.

Various political, economic, social or business risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and financial thresholds. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default could permit lenders to accelerate the maturity of obligations under these agreements and to foreclose upon any collateral securing those obligations. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions could significantly impair our ability to obtain other financing. We cannot assure you that we will be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements or that we will be able to refinance our debt on terms acceptable to us, or at all.

Certain of our subsidiaries have been formed as special purpose entities, or SPEs. These SPEs have incurred mortgage debt secured by the assets of those SPEs, which debt is non-recourse to us, except in connection with certain customary recourse "carve-outs," including fraud, misapplication of funds, etc., in which case, this debt could become fully recourse to us.

We have substantial financial leverage.

At June 30, 2011, our consolidated debt ($1.6 billion) represented approximately 62% of our total enterprise value. Declining revenues and cash flow may adversely affect our public debt ratings and may limit our access to additional debt. Historically, we have incurred debt for acquisitions and to fund our renovation, redevelopment and rebranding programs. If our ability to obtain debt financing is limited, that could adversely affect our ability to fund these programs or acquire hotels in the future.

Our financial leverage could have important consequences. For example, it could:

- limit our ability to obtain additional financing for working capital, renovation, redevelopment and rebranding plans, acquisitions, debt service requirements and other purposes;

- limit our ability to refinance existing debt;

- limit our ability to pay distributions, invest in unconsolidated joint ventures, etc.

- require us to agree to additional restrictions and limitations on our business operations and capital structure to obtain financing;

- increase our vulnerability to adverse economic and industry conditions, and to interest rate fluctuations;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for capital expenditures, future business opportunities, paying distributions or other purposes;

- limit our flexibility to make, or react to, changes in our business and our industry; and

- place us at a competitive disadvantage, compared to our competitors that have less debt.

Except in the case of the Notes, the 10% Notes and the Line of Credit Facility, our mortgage debt is generally recourse solely to the specific hotels securing the debt except in case of fraud, misapplication of funds and certain other limited recourse carve-out provisions, which could extend recourse to us. Much of our secured debt allows us to substitute collateral under certain conditions and is prepayable, subject to various prepayment, yield maintenance or defeasance obligations

We have substantial variable rate debt.

At June 30, 2011, approximately 27% of our consolidated outstanding debt had variable interest rates. If variable interest rates were to increase significantly, they could have a material adverse impact on our earnings and financial condition.

We are subject to the risks of real estate ownership, which could increase our costs of operations.

General Risks. Our investment in hotels is subject to the numerous risks generally associated with owning real estate, including among others:

- adverse changes in general or local economic or real estate market conditions;

- changes in zoning laws;

- increases in lodging supply or competition;

- decreases in demand;

- changes in traffic patterns and neighborhood characteristics;

- increases in assessed property taxes from changes in valuation or real estate tax rates;

- increases in the cost of our property insurance;

- the potential for uninsured or underinsured property losses;

- costly governmental regulations and fiscal policies;

- changes in tax laws;

- our ability to acquire hotel properties at prices consistent with our investment criteria;

- our ability to fund capital expenditures at our hotels to maintain or enhance their competitive position; and

- other circumstances beyond our control.

Moreover, real estate investments are substantially illiquid, and we may not be able to adjust our portfolio in a timely manner to respond to changes in economic and other conditions.

Compliance with environmental laws may adversely affect our financial condition. Owners of real estate are subject to numerous federal, state, local and foreign environmental laws and regulations. Under these laws and regulations, a current or former owner of real estate may be liable for the costs of remediating regulated materials found on its property, whether or not they were responsible for its presence. In addition, if an owner of real property arranges for the disposal of regulated materials at another site, it may also be liable for the costs of remediating the disposal site, even if it did not own or operate the disposal site. Such liability may be imposed without regard to fault or the legality of a party's conduct and may, in certain circumstances, be joint and several. A property owner may also be liable to third parties for personal injuries or property damage sustained as a result of its release of regulated materials, including asbestos-containing materials, into the environment. Environmental laws and regulations may require us to incur substantial expenses and limit the use of our properties. We could have substantial liability for a failure to comply with applicable environmental laws and regulations, which may be enforced by the government or, in certain instances, by private parties. The existence of regulated materials on a property can also adversely affect the value of, and the owner's ability to use, sell or borrow against the property.

We cannot provide assurances that future or amended laws or regulations, or more stringent interpretations or enforcement of existing environmental requirements, will not impose any material environmental liability, or that the environmental condition or liability relating to our hotels will not be affected by new information or changed circumstances, by the condition of properties in the vicinity of such hotels, such as the presence of leaking underground storage tanks, or by the actions of unrelated third parties.

Moreover, under federal and certain state environmental laws, a holder of secured indebtedness may be liable for an issuer's environmental matters if the debt holder or its agents or employees have actually participated in the management of the operations of the issuer, even though the environmental damage or threat was caused by a third party, a prior owner, a current owner or an operator other than that debt holder. Under federal environmental laws, "participation in management" generally requires actual participation in, and not merely the capacity to influence, the operations of the subject facility. This would generally require that the debt holder have exercised control with respect to environmental compliance or over all or substantially all of the non-environmental operational functions. Similarly, the debt holder may incur liability if it acquires title to a facility in various circumstances, including when it:

- holds the facility as an investment, including leasing the facility to a third party;

- fails to sell, release or otherwise divest itself of the facility at the earliest practicable, commercially reasonable time, on commercially reasonable terms; or

- fails to properly address environmental conditions at the facility.

The collateral agent and the indenture trustee may need to evaluate the impact of these potential environmental liabilities before determining to foreclose on collateral consisting of real property, if any, because secured creditors that hold a mortgage in real property may be held liable under environmental laws for the costs of remediating or preventing the release or threatened releases of regulated materials at such real property. Consequently, the collateral agent may decline to foreclose on such collateral or exercise remedies available in respect thereof, if it does not receive indemnification to its satisfaction from the holders of the Notes.

Compliance with the Americans with Disabilities Act may adversely affect our financial condition. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations, including hotels, are required to meet certain federal requirements for access and use by disabled persons. Various state and local jurisdictions have also adopted requirements relating to the accessibility of buildings to disabled persons. We believe that our hotels substantially comply with the requirements of the ADA and other applicable laws. However, we could be liable for both governmental fines and payments to private parties if it were determined that our hotels are not in compliance with these laws. If we were required to make unanticipated major modifications to our hotels to comply with the requirements of the ADA and other similar laws, it could materially adversely affect our ability to make distributions to our unitholders and to satisfy our other obligations.

Lodging industry-related risks may adversely affect our business.

We are subject to the risks inherent to hotel operations. We have ownership interests in the operating lessees of our hotels; consequently, we are subject to the risk of fluctuating hotel operating expenses at our hotels, including, but not limited to:

- wage and benefit costs, including hotels that employ unionized labor;

- repair and maintenance expenses;

- gas and electricity costs;

- insurance costs, including health, general liability and workers compensation; and

- other operating expenses.

In addition, we are subject to the risks of a decline in Hotel EBITDA margins, which occur when hotel operating expenses increase disproportionately to revenues or fail to shrink at least as fast as revenues decline. These operating expenses and Hotel EBITDA margins are controlled by our independent managers over whom we have limited control.

Investing in hotel assets involves special risks. We have invested in hotel-related assets, and our hotels are subject to all of the risks common to the hotel industry. These risks could adversely affect hotel occupancy and the rates that can be charged for hotel rooms, and generally include:

- adverse effects of declines in general and local economic activity;

- competition from other hotels;

- construction of more hotel rooms in a particular area than needed to meet demand;

- increases in energy costs and other travel expenses;

- other events, such as terrorist acts or war, that reduce business and leisure travel;

- fluctuations in our revenue caused by the seasonal nature of the hotel industry;

- an outbreak of a pandemic disease affecting the travel industry;

- a downturn in the hotel industry; and

- risks generally associated with the ownership of hotels and real estate, as discussed herein.

We could face increased competition. Each of our hotels competes with other hotels in its geographic area. A number of additional hotel rooms have been, or may be, built in a number of the geographic areas in which our hotels are located, which could adversely affect both occupancy and rates in those markets. A significant increase in the supply of upscale and upper upscale hotel rooms, if demand fails to increase at least proportionately, could have a material adverse effect on our business, financial condition and results of operations.

We face reduced coverage and increased costs of insurance. Our property insurance has a $100,000 "all- risk" deductible, and a 5% deductible (insured value) for named windstorm and California earthquake coverage. Substantial uninsured or not fully-insured losses would have a material adverse impact on our operating results, cash flows and financial condition. Catastrophic losses, such as the losses caused by hurricanes in 2005, could make the cost of insuring against these types of losses prohibitively expensive or difficult to find. In an effort to limit the cost of insurance, we purchase catastrophic insurance coverage based on probable maximum losses based on 250-year events and have only purchased terrorism insurance to the extent required by our lenders or franchisors. We have established a self-insured retention of $250,000 per occurrence for general liability insurance with regard to 52 of our hotels at June 30, 2011. The remainder of our hotels participate in general liability programs sponsored by our managers, with no deductible.

We could have property losses not covered by insurance. Our property policies provide that all of the claims from each of our properties resulting from a particular insurable event must be combined together for purposes of evaluating whether the aggregate limits and sub-limits contained in our policies have been exceeded. Therefore, if an insurable event occurs that affects more than one of our hotels, the claims from each affected hotel will be added together to determine whether the aggregate limit or sub-limits, depending on the type of claim, have been reached, and each affected hotel may only receive a proportional share of the amount of insurance proceeds provided for under the policy if the total value of the loss exceeds the aggregate limits available. We may incur losses in excess of insured limits and, as a result, we may be even less likely to receive sufficient coverage for risks that affect multiple properties such as earthquakes or catastrophic terrorist acts. There are risks such as war, catastrophic terrorist acts, nuclear, biological, chemical, or radiological attacks, and some environmental hazards that may be deemed to fall completely outside the general coverage limits of our policies or may be uninsurable or may be too expensive to justify insuring against.

We may also encounter disputes concerning whether an insurance provider will pay a particular claim that we believe is covered under our policy. Should a loss in excess of insured limits or an uninsured loss occur or should we be unsuccessful in obtaining coverage from an insurance carrier, we could lose all, or a portion of, the capital we have invested in a property, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

We obtain terrorism insurance to the extent required by lenders or franchisors as a part of our all-risk property insurance program, as well as our general liability and FelCor's directors' and officers' coverage. However, our all-risk policies have limitations such as per occurrence limits and sub-limits which might have to be shared proportionally across participating hotels under certain loss scenarios. Also, all-risk insurers only have to provide terrorism coverage to the extent mandated by the Terrorism Risk Insurance Act, or TRIA, for "certified" acts of terrorism - namely those which are committed on behalf of non-United States persons or interests. Furthermore, we do not have full replacement coverage at all of our properties for acts of terrorism committed on behalf of United States persons or interests ("non-certified" events) as our coverage for such incidents is subject to sub-limits and/or annual aggregate limits. In addition, property damage related to war and to nuclear, biological and chemical incidents is excluded under our policies. While TRIA will reimburse insurers for losses resulting from nuclear, biological and chemical perils, TRIA does not require insurers to offer coverage for these perils and, to date, insurers are not willing to provide this coverage, even with government reinsurance. Additionally, there is a possibility that Congress will not renew TRIA in the future, which would eliminate the federal subsidy for terrorism losses. As a result of the above, there remains uncertainty regarding the extent and adequacy of terrorism coverage that will be available to protect our interests in the event of future terrorist attacks that impact our properties.

We have geographic concentrations that may create risks from regional or local economic, seismic or weather conditions. At June 30, 2011, approximately 48% of our hotel rooms were located in, and 47% of our 2010 Hotel EBITDA was generated from, three states: California, Florida and Texas. Additionally, at June 30, 2011, we had concentrations in six major metropolitan areas, the San Francisco Bay area, Atlanta, South Florida, Boston, Dallas and the Los Angeles area, which together represented approximately 36% of our 2010 Hotel EBITDA. Therefore, adverse economic, seismic or weather conditions in these states or metropolitan areas may have a greater adverse effect on us than on the industry as a whole.

Transfers and/or termination of franchise licenses and management agreements may be prohibited or restricted. Hotel managers and franchise licensors may have the right to terminate their agreements or suspend their services in the event of default under such agreements or other third party agreements such as ground leases and mortgages, upon the loss of liquor licenses, or in the event of the sale or transfer of the hotel. Franchise licenses may expire by their terms, and we may not be able to obtain replacement franchise license agreements.

If a management agreement or franchise license were terminated, under certain circumstances (such as the sale of a hotel), we could be liable for liquidated damages (which may be guaranteed by us or certain of our subsidiaries). In addition, we may need to obtain a different franchise and/or engage a different manager, and the costs and disruption associated with those changes could be significant (and materially adverse to the value of the affected hotel) because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchise licensor or operations management provided by the manager. Additionally, most of our management agreements restrict our ability to encumber our interests in the applicable hotels under certain circumstances without the managers' consent, which can make it more difficult to obtain secured financing on acceptable terms.

We are subject to possible adverse effects of management, franchise and license agreement requirements. All of our hotels are operated under existing management, franchise or license agreements with nationally recognized hotel companies. Each agreement requires that the licensed hotel be maintained and operated in accordance with specific standards and restrictions in order to maintain uniformity within the brand. Compliance with these standards, and changes in these standards, could require us to incur significant expenses or capital expenditures, which could adversely affect our results of operations and ability to pay distributions to our unitholders and service on our indebtedness.

We are subject to the risks of brand concentration. We are subject to the potential risks associated with the concentration of our hotels under a limited number of brands. A negative public image or other adverse event that becomes associated with the brand could adversely affect hotels operated under that brand.

The following table reflects the percentage of 2010 Hotel EBITDA from our 77 Consolidated Hotels by brand at June 30, 2011:

	Hotels	% of 2010 Hotel EBITDA[a]
Embassy Suites Hotels	41	58
Holiday Inn	15	19
Doubletree and Hilton	8	10
Sheraton and Westin	7	8
Renaissance and Marriott	3	3
Fairmont	1	2 [b]
Royalton and Morgans	2	— [c]

(a)   Hotel EBITDA is a non-GAAP financial measure. Additional reconciliation and further discussion of Hotel EBITDA is contained elsewhere in this prospectus.

(b)   We acquired the Fairmont Copley Plaza in August 2010, and this table reflects only results of operations for the period in which we owned the hotel.

(c)   We acquired Royalton and Morgans in May 2011, so they did not contribute to 2010 Hotel EBITDA

If any of these brands suffer a significant decline in appeal to the traveling public, the revenues and profitability of our branded hotels could be adversely affected.

The lodging business is seasonal in nature. Generally, hotel revenues for our hotel portfolio are greater in the second and third calendar quarters than in the first and fourth calendar quarters, although this may not be true for hotels in major tourist destinations. Revenues for hotels in tourist areas are generally substantially greater during tourist season than other times of the year. We expect that seasonal variations in revenue at our hotels will cause quarterly fluctuations in our revenues.

The increasing use of Internet travel intermediaries by consumers may adversely affect our profitability.

Some of our hotel rooms may be booked through Internet travel intermediaries. As these Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us and our management companies. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as "three-star downtown hotel") at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their reservations system rather than to the brands under which our hotels are franchised. If the amount of sales made through Internet intermediaries increases significantly, room revenues may flatten or decrease and our profitability may be adversely affected.

Future terrorist activities and political instability may adversely affect, and create uncertainty in, our business.

Terrorism in the United States or elsewhere could have an adverse effect on our business, although the degree of impact will depend on a number of factors, including the U.S. and global economies and global financial markets. Previous terrorist attacks in the United States and subsequent terrorism alerts have adversely affected the travel and hospitality industries in past years. Such attacks, or the threat of such attacks, could have a material adverse effect on our business, our ability to finance our business, our ability to insure our properties, and/or our results of operations and financial condition, as a whole.

If we fail to comply with applicable privacy laws and regulations, we could be subject to payment of fines, damages or face restrictions on our use of guest data.

Our managers collect information relating to our guests for various business purposes, including marketing and promotional purposes. Collecting and using of personal data is governed by U.S. and other privacy laws and regulations. Privacy regulations continue to evolve and may be inconsistent from one jurisdiction to another. Compliance with applicable privacy regulations may increase our operating costs and/or adversely impact our manager's ability to market our products, properties and services to our guests. In addition, non-compliance (or in some circumstances non-compliance by third parties engaged by us), or a breach of security on systems storing privacy data, may result in fines, payment of damages or restrictions on our use or transfer of data.

As a REIT, FelCor is subject to specific tax laws and regulations, the violation of which could subject us to significant tax liabilities.

The U.S. federal income tax laws governing REITs are complex. FelCor has operated, and intends to continue to operate, in a manner that is intended to enable it to qualify as a REIT under the U.S. federal income tax laws. The REIT qualification requirements are extremely complicated, and interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that FelCor has been, or will continue to be, successful in operating so as to qualify as a REIT.

The U.S. federal income tax laws governing REITs are subject to change. At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. These new laws, interpretations, or court decisions may change the U.S. federal income tax laws relating to, or the U.S. federal income tax consequences of, qualification as a REIT. Any of these new laws or interpretations may take effect retroactively and could adversely affect us.

Failure to make required distributions would subject FelCor to tax. Each year, a REIT must pay out to its stockholders at least 90% of its taxable income, other than any net capital gain. To the extent that FelCor satisfies the 90% distribution requirement, but distributes less than 100% of its taxable income, it will be subject to U.S. federal corporate income tax on its undistributed taxable income. In addition, it will be subject to a 4% nondeductible tax if the actual amount it pays out to its stockholders in a calendar year is less than the minimum amount specified under federal tax laws. FelCor's only source of funds to make such distributions comes from distributions from FelCor LP. Accordingly, we may be required to borrow money or sell assets to enable FelCor to pay out enough of its taxable income to satisfy the distribution requirements and to avoid corporate income tax and the 4% tax in a particular year.

Failure to qualify as a REIT would subject FelCor to U.S. federal income tax. If FelCor fails to qualify as a REIT in any taxable year for which the statute of limitations remains open, it would be subject to U.S. federal income tax at regular corporate rates (including any applicable alternative minimum tax) for such taxable year and may not qualify as a REIT for four subsequent years. We might need to borrow money or sell hotels in order to obtain the funds necessary to pay any such tax. Unless FelCor's failure to qualify as a REIT was excused under U.S. federal income tax laws, it could not re-elect REIT status until the fifth calendar year following the year in which it failed to qualify.

We may become subject to a 100% excise tax if the rent our TRSs pay us is determined to be excessive. While we believe that the terms of the leases that exist between us and our TRSs were negotiated at arm's length and are consistent with the terms of comparable leases in the hotel industry, there can be no assurance that the Internal Revenue Service, or IRS, would not challenge the rents paid to us by our TRSs as being excessive, or that a court would not uphold such challenge. In that event, we could owe a tax of 100% on the amount of rents determined to be in excess of an arm's length rate. Imposition of a 100% excise tax could adversely affect our ability to service our indebtedness, including the Notes.

We lack control over the management and operations of our hotels. Because U.S. federal income tax laws restrict REITs and their subsidiaries from operating hotels, we do not manage our hotels. Instead, we are dependent on the ability of independent third-party managers to operate our hotels pursuant to management agreements. As a result, we are unable to directly implement strategic business decisions for the operation and marketing of our hotels, such as decisions with respect to the setting of room rates, the salary and benefit provided to hotel employees, the conduct of food and beverage operations and similar matters. While our taxable REIT subsidiaries monitor the third-party manager's performance, we have limited specific recourse under our management agreements if we believe the third-party managers are not performing adequately. Failure by our third-party managers to fully perform the duties agreed to in

our management agreements could adversely affect our results of operations. In addition, our third-party managers or their affiliates manage hotels that compete with our hotels, which may result in conflicts of interest. As a result, our third-party managers may have in the past made, and may in the future make, decisions regarding competing lodging facilities that are not or would not be in our best interests.

Complying with FelCor's REIT requirements may cause us to forgo attractive opportunities that could otherwise generate strong risk-adjusted returns and instead pursue less attractive opportunities, or none at all.

To continue to qualify as a REIT for U.S. federal income tax purposes, FelCor must continually satisfy tests concerning, among other things, the sources of its income, the nature and diversification of its assets, the amounts it distributes to its stockholders and the ownership of its stock. Thus, compliance with FelCor's REIT requirements may hinder our ability to operate solely on the basis of generating strong risk-adjusted returns on invested capital for our unitholders.

Complying with FelCor's REIT requirements may force us to liquidate otherwise attractive investments, which could result in an overall loss on our investments.

To continue to qualify as a REIT, FelCor must also ensure that at the end of each calendar quarter at least 75% of the value of its assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of its investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of its assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of its total securities can be represented by securities of one or more TRSs. If FelCor fails to comply with these requirements at the end of any calendar quarter, it generally will be treated as meeting such requirements if it corrects such failure within 30 days after the end of the calendar quarter. If FelCor fails to correct any such failures within the foregoing 30 day period, it may nevertheless be able to preserve its REIT status by benefiting from certain statutory relief provisions. Except with respect to a de minimis failure of the 5% asset test or the 10% vote or value test, FelCor can maintain its REIT status only if the failure was due to reasonable cause and not to willful neglect. In that case, FelCor will be required to dispose of the assets causing the failure within six months after the last day of the quarter in which it identified the failure, and it will be required to pay an additional tax of the greater of $50,000 or the product of the highest applicable tax rate (currently 35%) multiplied by the net income generated on those assets. As a result, we may be required to liquidate otherwise attractive investments.

We own, and may acquire, interests in hotel joint ventures with third parties that expose us to some risk of additional liabilities or capital requirements.

We own, through our subsidiaries, interests in several real estate joint ventures with third parties. Joint ventures that are not consolidated into our financial statements owned real estate interests in a total of 13 hotels, in which we had an aggregate investment of $73 million, at June 30, 2011. The lessee operations of 12 of these 13 hotels are included in our consolidated results of operations due to our majority ownership of those lessees. Our joint venture partners are affiliates of Hilton with respect to 11 hotels, and private entities or individuals (all of whom are unaffiliated with us) with respect to two hotels. The ventures and hotels were subject to non-recourse mortgage loans aggregating $153 million at June 30, 2011.

The personal liability of our subsidiaries under existing non-recourse loans secured by the hotels owned by our joint ventures is generally limited to the guaranty of the borrowing ventures' personal obligations to pay for the lender's losses caused by misconduct, fraud or misappropriation of funds by the ventures and other typical exceptions from the non-recourse covenants in the mortgages, such as those relating to environmental liability. We may invest in other ventures in the future that own hotels and have recourse or non-recourse debt financing. If a venture defaults under its mortgage loan, the lender may accelerate the loan and demand payment in full before taking action to foreclose on the hotel. As a partner or member in any of these ventures, our subsidiary may be exposed to liability for claims asserted against the venture, and the venture may not have sufficient assets or insurance to discharge the liability.

Our subsidiaries may be contractually or legally unable to control decisions unilaterally regarding these ventures and their hotels. In addition, the hotels in a joint venture may perform at levels below expectations, resulting in potential insolvency unless the joint venturers provide additional funds. In some ventures, the joint venturers may elect not to make additional capital contributions. We may be faced with the choice of losing our investment in a venture or investing additional capital in it with no guaranty of receiving a return on that investment.

FelCor's directors may have interests that may conflict with our interests.

A director of FelCor who has a conflict of interest with respect to an issue presented to FelCor's board will have no inherent legal obligation to abstain from voting upon that issue. FelCor does not have provisions in its bylaws or charter that requires an interested director to abstain from voting upon an issue, and it does not expect to add provisions in its charter and bylaws to this effect. Although each director of FelCor has a duty of loyalty to us, there is a risk that, should an interested director vote upon an issue in which a director or one of his or her affiliates has an interest, his or her vote may reflect a bias that could be contrary to our best interests. In addition, even if an interested director abstains from voting, that director's participation in the meeting and discussion of an issue in which they have, or companies with which he or she is associated have, an interest could influence the votes of other directors regarding the issue.

Departure of key personnel would deprive us of the institutional knowledge, expertise and leadership they provide.

FelCor's executive management team includes its President and Chief Executive Officer and four Executive Vice Presidents. In addition, FelCor has several other long-tenured senior officers. These executives and officers generally possess institutional knowledge about our organization and the hospitality or real estate industries, have significant expertise in their fields, and possess leadership skills that are important to our operations. The loss of any of its executives or other long-serving officers could adversely affect our ability to execute our business strategy.

Risks Related to the Exchange Notes, the Collateral and this Exchange Offer

If you do not properly tender your Initial Notes, you will continue to hold unregistered Initial Notes and your ability to transfer Initial Notes will be limited.

We will only issue Exchange Notes in exchange for Initial Notes that are timely received by the exchange agent. Therefore, you should allow sufficient time to ensure timely delivery of the Initial Notes and you should carefully follow the instructions on how to tender your Initial Notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the Initial Notes. If you do not tender your Initial Notes properly or if we do not accept your Initial Notes because you did not tender your Initial Notes properly, then, after we consummate the exchange offer, you may continue to hold Initial Notes that are subject to the existing transfer restrictions. In addition, if you tender your Initial Notes for the purpose of participating in a distribution of the Exchange Notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes. If you are a broker-dealer that receives Exchange Notes for your own account in exchange for Initial Notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such Exchange Notes. After the exchange offer is consummated, if you continue to hold any Initial Notes, you may have difficulty selling them because there may be only a small amount of Initial Notes outstanding.

The capital stock securing the Notes will automatically be released from the collateral to the extent the pledge of such collateral would require the filing of separate financial statements for any of our subsidiaries with the SEC.

The indenture governing the Notes and the collateral documents provides that, to the extent that any rule would, or is adopted, amended or interpreted which would, require the filing with the SEC (or any other governmental agency) of separate financial statements of any of our subsidiaries due to the fact that such subsidiary's capital stock or other securities secure the Notes, then such capital stock or other securities will automatically be deemed, for so long as such requirement would be in effect, not to be part of the collateral securing the Notes to the extent necessary to not be subject to such requirement. In such event, the collateral documents may be amended, without the consent of any holder of the Exchange Notes, to the extent necessary to evidence the absence of any liens on such capital stock or other securities. As a result, holders of the Exchange Notes could lose their security interest in such portion of the collateral if and for so long as any such rule is in effect. In addition, the absence of a lien on a portion of the capital stock of a subsidiary pursuant to this provision in certain circumstances could result in less than a majority of the capital stock of a subsidiary being pledged to secure the Exchange Notes, which could impair the ability of the collateral agent, acting on behalf of the holders of the Exchange Notes, to sell a controlling interest in such subsidiary or to otherwise realize value on its security interest in such subsidiary's stock or assets. As of the issue date, we believe securities of one or more of the expected subsidiary guarantors could exceed the 20% threshold. Accordingly, in that event, upon registration of the Notes, a portion of their securities will be excluded from the collateral.

The collateral securing the Notes may be inadequate to satisfy payments on the Notes. We have not obtained an independent appraisal of the current market value of the hotels.

The Initial Notes, and the Exchange Notes will be, secured by mortgaged interests in owned and leased real property and pledged equity interests in the owners of certain owned and/or leased real property described under "Description of the Notes and Guarantees-Security." The value of the collateral will depend on market and economic conditions at the time, the availability of buyers and other factors beyond our control. There is currently no established trading market for any of the other pledged subsidiaries. The existence of any permitted liens could adversely affect the value of the Notes collateral as well as the ability of the collateral agent for the Notes to realize or foreclose on such collateral. The Notes collateral that will secure the Notes may also secure future indebtedness and other obligations of the Company and the guarantors to the extent permitted by the indenture and the security documents. The proceeds of any sale of the collateral following a default by us may not be sufficient to satisfy the amounts due on the Notes. No appraisal of the fair market value of the collateral has been prepared in connection with this exchange offer and we therefore cannot assure you that the value of the noteholders' interest in the collateral equals or exceeds the principal amount of the Notes. Moreover, the maximum indebtedness secured by the mortgage encumbering the Vinoy Renaissance St. Petersburg Resort and Golf Club is limited to the current estimated fair market value of the hotel, which is substantially lower than the net book value described in "Collateral Hotels." If the value of that hotel exceeds the stated maximum secured indebtedness, you will only have an unsecured claim against FelCor LP, FelCor and the subsidiary guarantors to the extent of the shortfall. If the value of the collateral is less than the principal amount of the Notes, then in the event of a bankruptcy, you will have only an unsecured claim against FelCor LP, FelCor and the subsidiary guarantors to the extent of such shortfall. See "-The value of the collateral securing the Notes may not be sufficient to secure post-petition interest."

It may be difficult to realize the value of the collateral pledged to secure the Notes.

The Initial Notes are, and the Exchange Notes will be, secured by mortgaged interests in owned and leased real property and pledged equity interests in the owners of certain owned and/or leased real property described in detail in "Description of the Notes and Guarantees-Security." The trustee's ability to foreclose on the collateral on your behalf may be subject to perfection, the consent of third parties, priority issues, state law requirements and practical problems associated with the realization of the collateral agent's security interest or lien in the collateral, including cure rights, foreclosing on the collateral within the time periods permitted by third parties or prescribed by laws, statutory rights of redemption, and the effect of the order of foreclosure. We cannot assure you that the consents of any third parties and approvals by governmental entities will be given when required to facilitate a foreclosure on such assets. Moreover, certain permits and licenses that are required to operate the hotels, like liquor licenses, may not be transferable under local law. Accordingly, the collateral agent may not have the ability to foreclose upon the hotels or assume or transfer the right to operate the hotels. We cannot assure you that foreclosure on the collateral will be sufficient to acquire all hotel assets and the benefit of the various third party agreements necessary for operations or to make all payments on the Notes.

The underlying real estate for one of our collateral hotels is owned by unaffiliated third parties, and we occupy the property pursuant to ground leases with the property owners. Termination of these ground leases by the lessors could cause us to lose the ability to operate this hotel and incur substantial related costs. Although we granted a mortgage on the ground lease underlying the hotel and golf course, we did not grant a mortgage on a related ground lease underlying its marina facility.

Our interest in the land underlying the Vinoy Renaissance St. Petersburg Resort and Golf Club is subject to three ground leases with unaffiliated third parties. While we have granted a mortgage on the ground lease underlying the collateral hotel and golf course, we are prohibited from pledging or mortgaging our interests in the ground lease for the related marina. We may also be restricted in our ability in the future to sell or otherwise transfer our leasehold interests, to release any contractual landlord's lien with respect to personal property at the hotel, to cure lessee defaults, to obligate the lessor to allow the trustee or collateral agent to cure defaults or enter into a new lease with the trustee or collateral agent in the event of a foreclosure or a rejection of the lease in bankruptcy. The underlying land owners' interests under any of the ground leases are not being pledged, and the mortgage granted remains subject to their interests.

Under certain of our hotel management agreements, hotel managers may have the right to acquire the managed property in the event of a sale of such hotels.

Certain of our hotel management agreements grant the hotel manager the option to purchase the hotel or personal property located at the hotel in connection with the transfer of the hotel to an unaffiliated third-party. A default under an applicable ground lease or mortgage securing the Notes may be a material default which triggers such a purchase option. Upon foreclosure of our interests in the hotel, such hotel manager would have an option to purchase such hotel or personal property in the event of any attempted sale to an unaffiliated third-party.

Transferability of franchise license and management agreements and termination of such agreements may be prohibited or restricted.

Hotel managers and franchise licensors may have the right to terminate their agreements or suspend their services in the event of default under such agreements or other third party agreements such as ground leases and mortgages, upon the loss of liquor licenses, or in the event of the sale or transfer of the hotel. Franchise license agreements may expire by their terms prior to the maturity of the Notes, and we may not be able to obtain replacement franchise license agreements. A franchise licensor's consent may be required for the continued use of the brand license following foreclosure and, conversely, the collateral agent may be restricted from replacing the franchise licensor following foreclosure. In the event of foreclosure, if the succeeding owner is unable to assume or obtain certain operating, liquor or other licenses, such failure can constitute a material default under the management or franchise license agreements.

The sale of a hotel, replacement of the brand, or material default under a management or franchise license agreement may give rise to payment of liquidated damages or termination fees that may be guaranteed by us or certain of our subsidiaries. The loss of a manager or franchise license could have a material impact on the operations and value of a hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchise licensor or operations management provided by the manager. Most of our management agreements restrict our ability to encumber our interests in the applicable hotels under certain circumstances, which include the mortgages contemplated by the indenture governing the Notes, without the managers' consent. If we are unable to obtain such consent, which we may not know prior to the issue of the Exchange Notes, we will be unable to secure the Notes with liens against the hotel for which the consent is not obtained.

State law may limit the ability of the collateral agent, trustee and the holders of the Notes to foreclose on the real property and improvements and leasehold interests included in the collateral.

The Notes will be secured by, among other things, liens on real property or leasehold interests in real property and improvements located in the states of California, Florida, Massachusetts and New York, where the collateral hotels are located. The laws of those states may limit the ability of the trustee and the holders of the Notes to foreclose on the improved real property collateral located in those states and provinces. Laws of those states govern the perfection, enforceability and foreclosure of mortgage liens against real property interests which secure debt obligations such as the Notes. These laws may impose procedural requirements for foreclosure different from and necessitating a longer time period for completion than the requirements for foreclosure of security interests in personal property. Debtors may have the right to reinstate defaulted debt (even if it is has been accelerated) before the foreclosure date by paying the past due amounts and a right of redemption after foreclosure. Governing laws may also impose security first and one form of action rules (such as California), which can affect the ability to foreclose or the timing of foreclosure on real and personal property collateral regardless of the location of the collateral and may limit the right to recover a deficiency following a foreclosure.

The holders of the Notes and the trustee also may be limited in their ability to enforce a breach of the "no liens" and "no transfers or assignments" covenants. Some decisions of state courts, including California's, have placed limits on a lender's ability to prohibit and to accelerate debt secured by real property upon breach of covenants prohibiting sales or assignments or the creation of certain junior liens or leasehold estates, and the lender may need to demonstrate that enforcement of such covenants is reasonably necessary to protect against impairment of the lender's security or to protect against an increased risk of default. Although the foregoing court decisions may have been preempted, at least in part, by certain federal laws, the scope of such preemption, if any, is uncertain. Accordingly, a court could prevent the trustee and the holders of the Notes from declaring a default and accelerating the Notes by reason of a breach of this covenant, which could have a material adverse effect on the ability of holders to enforce the covenant.

Your interest in the collateral may be adversely affected by the failure to record and/or perfect security interests in certain collateral.

The security interests in the collateral securing the Notes include a pledge of certain equity interests and a pledge or security interest in, or lien on, assets, whether now owned or acquired or arising in the future. The mortgages with respect to the hotels to be pledged as collateral securing the Notes will include a grant of a security interest in certain assets constituting personal property related to the operation and ownership of such hotels, but shall not include a security interest in any personal property that requires perfection other than by the filing of a financing statement. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. As a result and even though it may constitute an event of default under the indenture governing the Notes, a third party creditor of us or our subsidiaries could gain priority over the lien of one or more of the mortgages or deeds of trust secured by the hotels through the recordation of an intervening lien or liens. Although the indenture governing the Notes contains customary further assurances and covenants, neither the collateral agent nor the trustee under the indenture governing the Notes will monitor the future acquisition of property and rights that constitute the collateral, or take any action to perfect the security interest in such acquired collateral.

The collateral agent or the trustee under the indenture may be unable to foreclose on the collateral, or exercise associated rights, and pay you any amount due on the Exchange Notes.

Under the indenture governing the Notes, if an event of default occurs, including defaults in payment of interest or principal on the Exchange Notes when due at maturity or otherwise, the trustee may accelerate the Notes and, among other things, the collateral agent appointed under the indenture may initiate proceedings to foreclose on the collateral securing the Notes and exercise associated rights. The right of the collateral agent to repossess and dispose of the collateral after the occurrence of an event of default is likely to be significantly impaired or, at a minimum, delayed by applicable U.S. bankruptcy laws if a bankruptcy proceeding were to be commenced involving FelCor, FelCor LP or any subsidiary guarantor prior to the trustee's disposition of the collateral. For example, under applicable U.S. bankruptcy laws, a secured creditor is prohibited from repossessing and selling its collateral from a debtor in a bankruptcy case without bankruptcy court approval. Under any of these circumstances, you may not be fully compensated for your investment in the Exchange Notes in the event of a default by FelCor LP.

The courts could cancel the Exchange Notes or a guarantee under fraudulent conveyance laws or certain other circumstances.

Under U.S. bankruptcy laws and comparable provisions of state fraudulent transfer laws, a guarantee of the Exchange Notes could be voided, or claims on a guarantee of the Exchange Notes could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee: (1) received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and (2) either: (a) was insolvent or rendered insolvent by reason of such incurrence; (b) was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or (c) intended to incur, or believed that it would incur, bets beyond its ability to pay such debts as they mature.

If such circumstances were found to exist, or if a court were to find that the guarantee were issued with actual intent to hinder, delay or defraud creditors, the court could void the guarantees or cause any payment by that guarantor pursuant to its guarantee to be voided and returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor. In such event, the Exchange Notes would be structurally subordinated to the indebtedness and other liabilities of such subsidiary. In addition, the loss of a guarantee (other than in accordance with the terms of the indenture) will constitute a default under the indenture, which default could cause all Exchange Notes to become immediately due and payable. Sufficient funds to repay the Exchange Notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the subsidiary guarantor.

In addition, our obligations under the Exchange Notes may be subject to review under the same laws in the event of our bankruptcy or other financial difficulty. In that event, if a court were to find that when we issued the Exchange Notes the factors in clauses (1) and(2) above applied to us, or that the Exchange Notes were issued with actual intent to hinder, delay or defraud creditors, the court could void our obligations under the Exchange Notes, or direct the return of any amounts paid thereunder to us or to a fund for the benefit of our creditors.

In addition, a court may find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the Exchange Notes or the guarantees, respectively, if we or a guarantor did not substantially benefit directly or indirectly from the issuance of the Exchange Notes. If a court were to void the issuance of the Exchange Notes or the guarantees, you may no longer have a claim against us or the guarantors.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, the operating partnership or a guarantor would be considered insolvent if: (i) the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets; or (ii) the present fair value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or (iii) it could not pay its debts as they become due.

Each subsidiary guarantee will contain a provision intended to limit the guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. This provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer law, or may reduce that guarantor's obligation to an amount that effectively makes such guarantee worthless.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the Exchange Notes to other claims against us under the principle of equitable subordination, if the court determines that: (i) the holder of the Exchange Notes engaged in some type of inequitable conduct; (ii) such inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holder of the Exchange Notes; and (iii) equitable subordination is not inconsistent with federal bankruptcy laws.

We can offer no assurance as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

The value of the collateral securing the Notes may not be sufficient to secure post-petition interest.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, holders of the Notes will only be entitled to post-petition interest, fees, costs or charges under U.S. bankruptcy laws to the extent that the value of their security interest in the collateral is greater than the amount of their pre-bankruptcy claim. Holders of the Notes that have a security interest in collateral with a value equal or less than their pre-bankruptcy claim will not be entitled to post-petition interest under U.S. bankruptcy laws. No appraisal of the fair market value of the collateral has been prepared in connection with this exchange offer and we therefore cannot assure you that the value of the noteholders' interest in the collateral equals or exceeds the principal amount of the Notes. If the value of the collateral is less than the principal amount of the Notes, then in the event of a bankruptcy, you will have only an unsecured claim against FelCor LP, FelCor and the subsidiary guarantors to the extent of such shortfall. See "-The collateral securing the Notes may be inadequate to satisfy payments on the Notes" and "Description of the Notes and Guarantees."

We may not have the funds necessary to finance a repurchase required by the indenture in the event of a change of control.

Upon the occurrence of a "change of control" as defined under "Description of the Notes and Guarantees," holders of Notes will have the right to require us to repurchase their Exchange Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. We may not have sufficient financial resources or the ability to arrange financing to pay the repurchase price for all Exchange Notes delivered by holders seeking to exercise their repurchase rights, particularly as that change of control may trigger a similar repurchase requirement for, or result in an event of default under or the acceleration of, other indebtedness. In addition, it is possible that restrictions in our other indebtedness will not allow such repurchases. Any failure by us to repurchase the Exchange Notes upon a change of control would result in an event of default under the indenture and may also constitute a cross-default on other indebtedness existing at that time.

No active public trading market will exist for the Exchange Notes, which could limit your ability to sell the Exchange Notes.

The Exchange Notes will be a new issue of securities for which there is currently no market. We do not intend to list the Exchange Notes on any securities exchange. We cannot assure you that an active trading market for the

Exchange Notes will exist. The initial purchasers have advised us that they intend to make a market in the Exchange Notes after this exchange offer is completed. However, they are not obligated to do so and may discontinue market-making at any time without notice.

The liquidity of any market for the Exchange Notes will depend upon various factors, including:

▪ the number of holders of the Exchange Notes;

▪ the interest of securities dealers in making a market for the Exchange Notes;

▪ the overall market for high yield securities;

▪ our financial performance and prospects; and

▪ the prospects for companies in our industry generally.

Accordingly, we cannot assure you that an active trading market will develop for the Exchange Notes. If the Exchange Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates and other factors including those listed above.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Exchange Notes. Any market for the Exchange Notes may be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the Exchange Notes.

Our debt agreements will allow us to incur additional debt that, if incurred, could exacerbate the other risks described herein.

The indenture governing the Notes and other instruments governing our indebtedness permit us to incur substantial debt in the future, including additional secured debt, including debt equally and ratably with the same assets pledged for the benefit of the holders of the Exchange Notes so long as "Additional Pari Passu Collateral" (i.e. collateral of equal or greater value than the principal amount of such additional secured debt) is delivered as collateral for the benefit of the holders of the Exchange Notes and such additional debt. Similar risks, and perhaps others, that may impact the value of the collateral contemplated by the offering hereby would likely impact the value of such Additional Pari Passu Collateral. With respect to the collateral contemplated by the exchange offer hereby and any Additional Pari Passu Collateral, the right to take actions with respect thereto pursuant to the intercreditor agreement resides with the authorized representative of the holders of the largest outstanding principal amount of indebtedness secured by such collateral and Additional Pari Passu Collateral. If we issue additional pari passu indebtedness in the future in a greater principal amount than the Exchange Notes offered hereby, then the authorized representative for that debt would be able to exercise rights under the intercreditor agreement, rather than the authorized representative for the Exchange Notes offered hereby.

If we add any incremental debt, the leverage related risk described above would intensify.

The Notes are effectively junior to certain of our and our subsidiaries' existing debt.

The Exchange Notes will be secured by a pledge of mortgaged interests in owned and leased real property and pledged equity interests in the owners of certain owned and/or leased real property described in the detail in "Description of the Notes and Guarantees-Security" and will rank equally, as to right to payment, with our existing and future senior debt, including our 10% Notes and the Line of Credit Facility. The Exchange Notes will be effectively subordinated to all of our debt, and our consolidated subsidiaries' debt, to the extent that debt is secured by any assets or property other than the collateral securing the Exchange Notes and to all other debt of our non-guarantor subsidiaries. As of June 30, 2011, we and our consolidated subsidiaries had approximately $1.6 billion of indebtedness, of which approximately $632 million was secured indebtedness and other liabilities of our non-guarantor subsidiaries, all of which were secured by assets other than the collateral, and is effectively senior to the Exchange Notes and the subsidiary guarantees.

At June 30, 2011, we had no other unsecured debt other than trade payables and intercompany loans.

USE OF PROCEEDS

This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement between us and the initial purchasers of the Initial Notes. We will not receive any cash proceeds from the issuance of the Exchange Notes. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive in exchange, Initial Notes in like principal amount, the terms of which are the same in all material respects as the form and terms of the Exchange Notes except that the Exchange Notes have been registered under the Securities Act and will not contain terms restricting the transfer thereof or providing for registration rights. The Initial Notes surrendered in exchange for the Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not increase our indebtedness.

We received net proceeds of approximately $511 million from the sale of the Initial Notes. We used a portion of the proceeds to purchase Royalton and Morgans. See "-External Growth." We intend to use the balance of the net proceeds for general corporate purposes (including, among other things, repaying outstanding indebtedness and pursuing other hotel acquisitions). Pending application of the net proceeds, we may invest such net proceeds in short term interest-bearing investments.

THE EXCHANGE OFFER

Purpose and Effect of this Exchange Offer

In connection with the issuance of the Initial Notes, we entered into a registration rights agreement that provides for this exchange offer. The registration statement of which this prospectus forms a part was filed in compliance with the obligations under the registration rights agreement. A copy of the registration rights agreement relating to the Initial Notes is filed as an exhibit to the registration statement of which this prospectus is a part. Under the registration rights agreement relating to the Initial Notes we agreed that we would, subject to certain exceptions:

- use commercially reasonable efforts to file and consummate, at our cost, within 180 days after the issue date of the Initial Notes, a registration statement with the SEC, with respect to a registered offer to exchange such Initial Notes for the Exchange Notes having terms substantially identical in all material respects to the Initial Notes, including the guarantee by FelCor and our subsidiary guarantors (except that the Exchange Notes will not contain transfer restrictions);

- allow the exchange offer to remain open for at least 20 business days after the date notice of the exchange offer is mailed to the holders;

- in the event that applicable interpretations of the SEC staff do not permit FelCor LP and FelCor to effect the exchange offer, or under certain other circumstances, at our cost, use our best efforts to cause a shelf registration statement with respect to resales of the Initial Notes to become effective and to keep such shelf registration statement effective until the one year anniversary thereof or an earlier date when all of the Initial Notes have been sold under the shelf registration statement;

- in the event of a shelf registration, provide each holder copies of the prospectus, notify each holder when the shelf registration statement for the Initial Notes has become effective, and take other actions that are required to permit resales of the Initial Notes;

- accept for exchange the Initial Notes, or portions thereof, tendered and not validly withdrawn pursuant to the exchange offer;

- deliver, or cause to be delivered, to the trustee for cancellation all Initial Notes, or portions thereof, so accepted for exchange by us and issue, and cause the trustee to promptly authenticate and mail to each holder, an Exchange Note equal in principal amount to the principal amount of the Initial Notes surrendered by such holder;

- prepare and file with the SEC such amendments and post-effective amendments to each registration statement as may be necessary to keep such registration statement effective for the applicable period and cause each prospectus to be supplemented by any required prospectus supplement and, as so supplemented, to be filed pursuant to Rule 424 under the 1933 Act;

- to keep each prospectus current during the period described under Section 4(3) and Rule 174 under the 1933 Act that is applicable to transactions by brokers or dealers with respect to the Initial Notes or Exchanges Notes; and

- use commercially reasonable efforts to cause the Exchange Notes to be rated by two nationally recognized statistical rating organizations (as such term is defined in Rule 436(g)(2) under the 1933 Act).

For each Initial Note tendered to us pursuant to the exchange offer, we will issue to the holder of such Initial Note an Exchange Note having a principal amount equal to that of the surrendered Initial Note.

Under existing SEC interpretations, the Exchange Notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the Exchange Notes represents to us in the exchange offer that it is acquiring the Exchange Notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and that it is not an affiliate of ours, as such terms are interpreted by the SEC; provided, however, that broker-dealers receiving the Exchange Notes in the exchange offer will have a prospectus delivery requirement with respect to resales

of such Exchange Notes. The SEC has taken the position that such participating broker-dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Initial Notes) with this prospectus contained in the registration statement. Each broker-dealer that receives the Exchange Notes for its own account in exchange for the Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

A holder of Initial Notes (other than certain specified holders) who wishes to exchange the Initial Notes for the Exchange Notes in the exchange offer will be required to represent that any Exchange Notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes and that it is not an "affiliate" of ours, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

If the exchange offer is not consummated or a shelf registration statement is not declared effective by the SEC on or prior to 180 days after the issue date of the Initial Notes, the annual interest rate borne by the Initial Notes will be increased by 0.5% until the exchange offer is consummated or the SEC declares the shelf registration statement effective.

Background of the Exchange Offer

We issued $525,000,000 aggregate principal amount of the Initial Notes. The terms of the Exchange Notes and the Initial Notes will be identical in all material respects, including the guarantee by FelCor and our subsidiary guarantors, except for transfer restrictions and registration rights that will not apply to the Exchange Notes. Interest will be payable on the Exchange Notes on June 1 and December 1 of each year, beginning on December 1, 2011. The Exchange Notes will mature on June 1, 2019.

In order to exchange your Initial Notes for the Exchange Notes containing no transfer restrictions in the exchange offer, you will be required to make the following representations:

- the Exchange Notes will be acquired in the ordinary course of your business;

- you have no arrangements with any person to participate in the distribution of the Exchange Notes; and

- you are not our "affiliate" as defined in Rule 405 of the Securities Act, or if you are an affiliate of ours, you will comply with the applicable registration and prospectus delivery requirements of the Securities Act.

Upon the terms and subject to the conditions set forth in this prospectus and in the related letter of transmittal, we will accept for exchange any Initial Notes properly tendered and not validly withdrawn in the exchange offer, and the exchange agent will deliver the Exchange Notes promptly after the expiration date of the exchange offer. We expressly reserve the right to delay acceptance of any of the tendered Initial Notes or terminate the exchange offer and not accept for exchange any tendered Initial Notes not already accepted if any conditions set forth under "-Conditions to the Exchange Offer" have not been satisfied or waived by us or do not comply, in whole or in part, with any applicable law.

If you tender your Initial Notes, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the Initial Notes.

Expiration Date; Extensions; Termination; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on _____, 2011, unless we extend it. We expressly reserve the right to extend the exchange offer on a daily basis or for such period or periods as we may determine in our sole discretion from time to time by giving oral, confirmed in writing, or written notice to the exchange agent and by making a public announcement by press release to Businesswire prior to 9:00 a.m., New York City time, on the first business day following the previously scheduled expiration date. During any extension of the exchange offer, all Initial Notes previously tendered, not validly withdrawn and not accepted for exchange will remain subject to the exchange offer and may be accepted for exchange by us.

To the extent we are legally permitted to do so, we expressly reserve the absolute right, in our sole discretion, but are not required, to:

- waive any condition of the exchange offer; and

- amend any terms of the exchange offer.

Any waiver or amendment to the exchange offer will apply to all Initial Notes tendered, regardless of when or in what order the Initial Notes were tendered. If we make a material change in the terms of the exchange offer or if we waive a material condition of the exchange offer, we will disseminate additional exchange offer materials, and we will extend the exchange offer to the extent required by law.

We expressly reserve the right, in our sole discretion, to terminate the exchange offer if any of the conditions set forth under "-Conditions to the Exchange Offer" exist. Any such termination will be followed promptly by a public announcement. In the event we terminate the exchange offer, we will give immediate notice to the exchange agent, and all Initial Notes previously tendered and not accepted for exchange will be returned promptly to the tendering holders.

In the event that the exchange offer is withdrawn or otherwise not completed, the Exchange Notes will not be given to holders of Initial Notes who have validly tendered their Initial Notes. We will return any Initial Notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder, or, in the case of the Initial Notes tendered by book-entry transfer into the exchange agent's account at a book-entry transfer facility under the procedure set forth under "-Procedures for Tendering Initial Notes" and "Book-Entry Transfer," such Initial Notes will be credited to the account maintained at such book-entry transfer facility from which such Initial Notes were delivered.

Resale of the Exchange Notes

Based on interpretations of the SEC set forth in no-action letters issued to third parties, we believe that the Exchange Notes issued under the exchange offer in exchange for the Initial Notes may be offered for resale, resold, and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

- you are not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act;

- you are acquiring the Exchange Notes in the ordinary course of business; and

- you do not intend to participate in the distribution of the Exchange Notes.

If you tender Initial Notes in the exchange offer with the intention of participating in any manner in a distribution of the Exchange Notes:

- you cannot rely on those interpretations of the SEC; and

- you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and the secondary resale transaction must be covered.

Unless an exemption from registration is otherwise available, any security holder intending to distribute the Exchange Notes should be covered by an effective registration statement under the Securities Act containing the selling security holder's information required by Item 507 of Regulation S-K. This prospectus may be used for an offer to resell, a resale or other re-transfer of the Exchange Notes only as specifically set forth in the section captioned "Plan of Distribution." Only broker-dealers that acquired the Exchange Notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives the Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. Please read the section captioned "Plan of Distribution" for more details regarding the transfer of the Exchange Notes.

Acceptance of Initial Notes for Exchange

We will accept for exchange Initial Notes validly tendered pursuant to the exchange offer, or defectively tendered, if such defect has been waived by us, after the later of:

▪ the expiration date of the exchange offer; and

▪ the satisfaction or waiver of the conditions specified below under "-Conditions to the Exchange Offer."

Except as specified above, we will not accept Initial Notes for exchange subsequent to the expiration date of the exchange offer. Tenders of Initial Notes will be accepted only in aggregate principal amounts equal to $1,000 or integral multiples thereof.

We expressly reserve the right, in our sole discretion, to:

▪ delay acceptance for exchange of Initial Notes tendered under the exchange offer, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders promptly after the termination or withdrawal of a tender offer; or

▪ terminate the exchange offer and not accept for exchange any Initial Notes, if any of the conditions set forth below under "-Conditions to the Exchange Offer" have not been satisfied or waived by us or in order to comply in whole or in part with any applicable law.

In all cases, the Exchange Notes will be issued only after timely receipt by the exchange agent of certificates representing Initial Notes, or confirmation of book-entry transfer, a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, and any other required documents. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered Initial Notes, or defectively tendered Initial Notes with respect to which we have waived such defect, if, as and when we give oral, confirmed in writing, or written notice to the exchange agent. Promptly after the expiration date, we will deposit the Exchange Notes with the exchange agent, who will act as agent for the tendering holders for the purpose of receiving the Exchange Notes and transmitting them to the holders. The exchange agent will deliver the Exchange Notes to holders of Initial Notes accepted for exchange after the exchange agent receives the Exchange Notes.

If, for any reason, we delay acceptance for exchange of validly tendered Initial Notes or we are unable to accept for exchange validly tendered Initial Notes, then the exchange agent may, nevertheless, on its behalf, retain tendered Initial Notes, without prejudice to our rights described in this prospectus under the captions "-Expiration Date; Extensions; Termination; Amendments," "-Conditions to the Exchange Offer" and "-Withdrawal of Tenders," subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.

If any tendered Initial Notes are not accepted for exchange for any reason, or if certificates are submitted evidencing more Initial Notes than those that are tendered, certificates evidencing Initial Notes that are not exchanged will be returned, without expense, to the tendering holder, or, in the case of the Initial Notes tendered by book-entry transfer into the exchange agent's account at a book-entry transfer facility under the procedure set forth under "-Procedures for Tendering Initial Notes" and "-Book-Entry Transfer," such Initial Notes will be credited to the account maintained at such book-entry transfer facility from which such Initial Notes were delivered.

Tendering holders of Initial Notes exchanged in the exchange offer will not be obligated to pay brokerage commissions or transfer taxes with respect to the exchange of their Initial Notes other than as described under the caption "-Transfer Taxes" or as set forth in the letter of transmittal. We will pay all other charges and expenses in connection with the exchange offer.

Procedures for Tendering Initial Notes

The exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their Initial Notes to the exchange agent in accordance with ATOP procedures for such a transfer.

If you are a DTC participant that has Initial Notes credited to your DTC account also by book-entry and that are held of record by DTC's nominee, you may tender your Initial Notes by book-entry transfer as if you were the record holder. Because of this, references herein to registered or record holders include DTC participants with Initial Notes credited to their accounts. If you are not a DTC participant, you may tender Initial Notes by book-entry transfer by contacting your broker or opening an account with a DTC participant.

A holder who wishes to tender Initial Notes in the exchange offer must cause to be transmitted to the exchange agent an agent's message, which agent's message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, the exchange agent must receive a timely confirmation of book-entry transfer of the Initial Notes into the exchange agent's account at DTC through ATOP under the procedure for book-entry transfers described herein along with a properly transmitted agent's message, on or before the expiration date.

The term "agent's message" means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that the participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus and that we may enforce the agreement against the participant. To receive confirmation of valid tender of Initial Notes, a holder should contact the exchange agent at the telephone number listed under "-Exchange Agent."

The tender by a holder that is not withdrawn before the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus. Only a registered holder of Initial Notes may tender the Initial Notes in the exchange offer. If you wish to tender Initial Notes that are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee, you should promptly instruct the registered holder to tender on your behalf.

All questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered Initial Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Initial Notes not properly tendered or any Initial Notes our acceptance of which would, in the opinion of counsel for us, be unlawful. We also reserve the right to waive any defects, irregularities, or conditions of tender as to particular Initial Notes. However, to the extent we waive any conditions of tender with respect to one tender of Initial Notes, we will waive that condition for all tenders as well. Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Initial Notes must be cured within the time period we determine. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give you notification of defects or irregularities with respect to tenders of your Initial Notes. Tenders of Initial Notes involving any defects or irregularities will not be deemed to have been made until the defects or irregularities have been cured or waived. Any Initial Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived within the time period we determine will be returned by the exchange agent to the DTC participant who delivered such Initial Notes by crediting an account maintained at DTC designated by such DTC participant promptly after the expiration date of the exchange offer or the withdrawal or termination of the exchange offer.

In addition, we reserve the right, in our sole discretion, to purchase or make offers to purchase any Initial Notes that remain outstanding after the expiration date or, as set forth under "-Conditions to the Exchange Offer," to terminate the exchange offer and, to the extent permitted by applicable law, purchase Initial Notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering Initial Notes in the exchange offer, you represent to us that, among other things: (i) the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person or entity receiving the new notes, whether or not such person or entity is the registered holder, (ii) neither you nor any person or entity receiving the related new notes is engaging in, or intends to engage in, a distribution of the new notes, (iii) neither you nor any person receiving the related new notes has an arrangement or understanding with any person or entity to participate in the distribution of the new notes, (iv) neither you nor any person or entity receiving the related new notes is an "affiliate," as defined under Rule 405 of the Securities Act, of FelCor, FelCor LP, or any of the subsidiary guarantors, and (v) you are not acting on behalf of any person or entity who could not truthfully make these statements.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. See "Plan of Distribution."

Book-Entry Transfer

The exchange agent will establish an account with respect to the Initial Notes at the DTC for purposes of the exchange offer within two business days after the date of this prospectus. Holders must tender their Initial Notes by book-entry transfer to the exchange agent's account at DTC through ATOP by transmitting their acceptance to DTC in accordance with DTC's ATOP procedures. DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent's account at DTC and send an agent's message to the exchange agent. Delivery of the agent's message by DTC to the exchange agent will satisfy the terms of the exchange offer in lieu of execution and delivery of a letter of transmittal by the participant identified in the agent's message. Accordingly, a letter of transmittal need not be completed by a holder tendering through ATOP.

In all cases, we will issue Exchange Notes for Initial Notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

- timely confirmation of book-entry transfer of your Initial Notes into the exchange agent's account at DTC; and

- a properly transmitted agent's message.

If we do not accept any tendered Initial Notes for any reason set forth in the terms of the exchange offer, we will credit the non-exchanged Initial Notes to your account maintained with DTC.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender of Initial Notes at any time prior to the expiration date of the exchange offer.

For a withdrawal to be effective:

- the exchange agent must receive a written notice of withdrawal at the address set forth below under "-Exchange Agent"; or

- you must comply with the appropriate procedures of DTC's automated tender offer program system.

Any notice of withdrawal must:

- specify the name of the person who tendered the Initial Notes to be withdrawn; and

- identify the Initial Notes to be withdrawn, including the principal amount of the Initial Notes to be withdrawn.

If certificates for the Initial Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

- the serial numbers of the particular certificates to be withdrawn; and

- a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is an eligible institution.

If the Initial Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Initial Notes and otherwise comply with the procedures of DTC.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any Initial Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

We will return any Initial Notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of Initial Notes tendered by book-entry transfer into the exchange agent's account at DTC, according to the procedures described above, those Initial Notes will be credited to an account maintained with DTC for the Initial Notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may re-tender properly withdrawn Initial Notes by following one of the procedures described under "-Procedures for Tendering Initial Notes" at any time on or prior to the expiration date of the exchange offer.

Absence of Dissenters' Rights of Appraisal

You do not have dissenters' rights of appraisal with respect to the exchange offer.

Conditions to the Exchange Offer

The exchange offer is subject to the condition that the registration statement, of which this prospectus forms a part, shall have become effective. Despite any other term of the exchange offer, we will not be required to accept for exchange any Initial Notes and we may terminate or amend the exchange offer as provided in this prospectus before accepting any Initial Notes for exchange if in our reasonable judgment:

- the Exchange Notes to be received will not be tradable by the holder without restriction under the Securities Act and the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

- the exchange offer, or the making of any exchange by a holder of Initial Notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

- any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that would reasonably be expected to impair our ability to proceed with the exchange offer.

We will not be obligated to accept for exchange the Initial Notes of any holder that has not made to us:

- the representations described under the captions "-Procedures for Tendering Initial Notes" and "Plan of Distribution"; and

- any other representations that may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the Exchange Notes under the Securities Act.

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any Initial Notes by giving oral or written notice of an extension to their holders. During an extension, all Initial Notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any Initial Notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any Initial Notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. By public announcement we will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Initial Notes as promptly as practicable. If we amend the exchange offer in a manner that we consider material, we will disclose the amendment in the manner required by applicable law.

These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of that right. Each of these rights will be deemed an ongoing right that we may assert at any time or at various times.

We will not accept for exchange any Initial Notes tendered, and will not issue the Exchange Notes in exchange for any Initial Notes, if at any time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer and exchange of Initial Notes pursuant to the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the record holder or any other person, if:

- delivery of the Exchange Notes, or certificates for Initial Notes for principal amounts not exchanged, are to be made to any person other than the record holder of the Initial Notes tendered;

- tendered certificates for Initial Notes are recorded in the name of any person other than the person signing any letter of transmittal;

- a transfer tax is imposed pursuant to a shelf registration statement; or

- a transfer tax is imposed for any reason other than the transfer and exchange of Initial Notes under the exchange offer.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the Initial Notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss will be recognized by us for accounting purposes. The expenses related to the exchange offer and the unamortized debt issue costs related to the issuance of the Initial Notes will be amortized over the remaining term of the Exchange Notes.

Consequences of Failure to Exchange

If you do not exchange your Initial Notes for the Exchange Notes in the exchange offer, you will remain subject to restrictions on transfer of the Initial Notes:

- as set forth in the legend printed on the Initial Notes as a consequence of the issuance of the Initial Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

- as otherwise set forth in the prospectus distributed in connection with the private offering of each of the Initial Notes.

In general, you may not offer or sell the Initial Notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements relating to the Initial Notes, we do not intend to register resales of the Initial Notes under the Securities Act. Based on interpretations of the SEC, you may offer for resale, resell or otherwise transfer the Exchange Notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

- you are not an "affiliate" within the meaning of Rule 405 under the Securities Act;

- you acquired the Exchange Notes in the ordinary course of your business; and

- you have no arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the exchange offer.

If you tender Initial Notes in the exchange offer for the purpose of participating in a distribution of the Exchange Notes:

- you cannot rely on the applicable interpretations of the SEC; and

- you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and that such a secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act.

Exchange Agent

Deutsche Bank Trust Company Americas is the exchange agent. You should direct any questions and requests for assistance and requests for additional copies of this prospectus to the exchange agent as follows:

DB Services Americas, Inc.
MS JCK01-0218
5022 Gate Parkway, Suite 200
Jacksonville, Florida 32256

Telephone: (800) 735-7777 (Option #1)
Facsimile: (615) 866-3889

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to exchange the Initial Notes for the Exchange Notes. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered Initial Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise, on terms that may differ from the terms of this exchange offer. We have no present plans to acquire any Initial Notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered Initial Notes.

CAPITALIZATION

The following table sets forth (1) our cash and cash equivalents and (2) our capitalization at June 30, 2011, and reflects our results of operations through June 30, 2011 including: (i) payment at maturity of the remaining balance of our senior notes due June 2011 ($46 million), (ii) purchase of Royalton and Morgans ($140 million), (iii) the redemption of $144 million of our 10% Senior Notes, (iv) issuance of common limited partnership units to FelCor, in connection with FelCor's public offering and sale of common stock, for net proceeds of $158 million, and (v) issuance of the Initial Notes at par and related fees and expenses for the offering of the Initial Notes, for net proceeds of approximately $511 million.

You should review this information together with "Use of Proceeds" and our consolidated financial statements and related notes incorporated by reference herein.

(in thousands)	June 30, 2011 Actual
Cash and cash equivalents	$ 231,049
Short term debt:	
Current portion of debt	$ 235,277
Long term debt:	
Line of Credit[(a)]	—
Notes offered hereby	525,000
Senior Secured Notes due 2014 (net of discount)	455,260
Mortgage debt	396,569
Total long-term debt	1,376,829
Redeemable FelCor LP Units	3,887
Preferred Units	478,774
Common Units	130,718
Accumulated other comprehensive income	28,052
Total FelCor LP partners' capital	637,544
Noncontrolling interests	20,030
Total capitalization	$ 2,038,290

_____

(a) The Line of Credit Facility provides for a $225 million revolving line of credit. At June 30, 2011, we had no outstanding borrowings under the Line of Credit Facility.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables set forth selected financial data for FelCor LP and FelCor. The selected financial data is presented as of and for the six months ended June 30, 2011 and 2010, and the years ended December 31, 2010, 2009, 2008, 2007 and 2006. We derived the summary historical consolidated financial information for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 from our consolidated financial statements and the notes thereto, audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm incorporated herein by reference.

You should read the following in conjunction with our consolidated financial statements and the notes thereto incorporated herein by reference.

(in millions, except per unit data)	Six Months Ended June 30,		Year Ended December 31,				
	2011	2010	2010	2009	2008	2007	2006
Statement of Operations Data:[a]							
Total revenues	$ 483	$ 437	$ 884	$ 831	$ 1,003	$ 890	$ 862
Income (loss) from continuing operations[b]	(82)	(15)	(181)	(96)	(41)	53	3
Income (loss) from continuing operations, per unit	(0.92)	(0.53)	(2.70)	(2.12)	(1.30)	0.23	(0.55)
Income (loss) from continuing operations, per share	(0.92)	(0.53)	(2.71)	(2.12)	(1.31)	0.23	(0.56)
Other Data:							
Cash distributions declared per common unit/share[c]	$ —	$ —	$ —	$ —	$ 0.85	$ 1.20	$ 0.80
Adjusted FFO per unit/share[d]	0.13	(0.06)	(0.09)	0.39	1.99	2.17	1.98
Adjusted EBITDA[d]	108	95	188	179	276	285	291
Cash flows provided by operating activities	15	41	59	73	153	137	148
Ratio of earnings to fixed charges[e]	(f)	(g)	(h)	(i)	(j)	1.32	(k)
Balance Sheet Data (at end of period):							
Total assets	$ 2,493	$ 2,600	$ 2,359	$ 2,626	$ 2,512	$2,684	$ 2,583
Total debt, net of discount	1,612	1,597	1,548	1,773	1,552	1,476	1,369
Redeemable units	4	1	2	1	1	21	30

(a)   All years presented have been adjusted to reflect hotels no longer owned and hotels designated as held for sale as discontinued operations.

(b)   The following amounts (in millions) are included in income (loss) from continuing operations:

	Six Months Ended June 30,		Year Ended December 31,				
	2011	2010	2010	2009	2008	2007	2006
Impairment loss	$ (12)	—	$ (115)	—	$ (38)	—	—
Impairment loss on unconsolidated hotels	—	—	—	(2)	(13)	—	—
Debt extinguishment	(24)	(46)	44	(2)	—	—	(15)
Gain on sale of condominiums	—	—	—	—	—	19	—

(c)   We suspended payment of our common distributions in December 2008 and our preferred distributions in March 2009 in light of the deepening recession and dysfunctional capital markets, and the attendant impact on our industry and us. In January 2011, we reinstated our current quarterly preferred distributions and paid current quarterly preferred distributions in January, May and August, 2011. FelCor's Board of Directors will determine the amount of future common and preferred distributions for each quarter, if any, based upon various factors including operating results, economic conditions, other operating trends, our financial condition and capital requirements, as well as FelCor's minimum REIT distribution requirements. We had unpaid seven quarters of aggregate accrued distributions with respect to our Series A and Series C preferred stock at June 30, 2011 (these preferred distributions remain unpaid at August 26, 2011). Unpaid preferred distributions must be paid in full prior to payment of any common distributions.

(d)   We refer in this prospectus to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles, or GAAP. The following tables reconcile these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and of the limitations upon such measures.

Reconciliation of Net Loss to FFO and Adjusted FFO

(in thousands, except per unit data)	Six Months Ended June 30,					
	2011			2010		
	Dollars	Units	Per Unit Amount	Dollars	Units	Per Unit Amount
Net loss	$ (74,123)			$ (40,952)		
Noncontrolling interests	(109)			(96)		
Preferred distributions	(19,356)			(19,356)		
Numerator for basic and diluted loss attributable to common unitholders	(93,588)	109,608	(0.85)	(60,404)	65,309	(0.92)
Depreciation and amortization	67,861	—	0.61	68,639	—	1.05
Depreciation, discontinued operations and unconsolidated entities	9,448	—	0.09	13,346	—	0.20
Gain on sale of hotels, net	(6,660)	—	(0.06)	—	—	—
Gain on sale of unconsolidated entities	—	—	—	(559)	—	(0.01)
Gain on involuntary conversion	(171)	—	—	—	—	—
Conversion of options and unvested FelCor restricted stock	—	—	—	—	651	—
FFO	(23,110)	109,608	(0.21)	(21,022)	65,960	0.32
Impairment loss	11,706	—	0.11			
Impairment loss, discontinued operations and unconsolidated entities	598	—	0.01	21,060	—	0.32
Acquisition costs	946	—	0.01	—	—	—
Debt extinguishment, including discontinued operations	23,961	—	0.22	(46,060)	—	(0.70)
Conversion of options and unvested FelCor restricted stock	—	860	(0.01)	—	(651)	—
Adjusted FFO	$ (14,101)	110,468	$ (0.13)	$ (3,978)	65,309	$ (0.06)

Reconciliation of Net Loss to FFO and Adjusted FFO

(in thousands, except per unit data)	Year Ended December 31,								
	2010			2009			2008		
	Dollars	Units	Per Unit Amount	Dollars	Units	Per Unit Amount	Dollars	Units	Per Unit Amount
Net loss	$(225,837)			$(109,091)			$(120,487)		
Noncontrolling interests	1,915			297			(1,191)		
Preferred distributions	(38,713)			(38,713)			(38,713)		
Net loss attributable to FelCor LP common Unitholders	(262,635)			(147,507)			(160,391)		
Less: Dividends declared on FelCor's unvested restricted stock	—			—			(1,041)		
Numerator for basic and diluted loss attributable to common unitholders	(262,635)	80,905	$ (3.25)	(147,507)	63,410	$ (2.33)	(161,432)	63,178	$ (2.56)
Depreciation and amortization	136,931	—	1.69	134,860	—	2.13	125,077	—	1.98
Depreciation, discontinued operations and unconsolidated entities	25,295	—	0.32	29,789	—	0.46	30,754	—	0.49
Gain on involuntary conversion	—	—	—	—	—	—	(3,095)	—	(0.05)
Gain on sale of hotels	—	—	—	(910)	—	(0.01)	(1,193)	—	(0.02)
Gain on sale of unconsolidated entities	(21,103)	—	(0.26)	—	—	—	—	—	—
Dividends declared on FelCor's unvested restricted stock	—	—	—	—	—	—	1,041	—	0.02
FelCor's unvested restricted stock	—	—	—	—	331	—	—	—	—
FFO	(121,512)	80,905	(1.50)	16,232	63,741	0.25	(8,848)	63,178	(0.14)
Impairment loss	115,273	—	1.43	—	—	—	38,455	—	0.61
Impairment loss, discontinued operations and unconsolidated entities	57,703	—	0.71	5,516	—	0.08	82,204	—	1.30
Acquisition costs	449	—	0.01	—	—	—	—	—	—
Extinguishment of debt	(59,465)	—	(0.74)	1,721	—	0.03	—	—	—
Hurricane loss	—	—	—	—	—	—	934	—	0.01
Hurricane loss, discontinued operations and unconsolidated entities	—	—	—	—	—	—	785	—	0.01
Conversion costs	—	—	—	447	—	0.01	507	—	0.01
Severance costs	—	—	—	612	—	0.01	850	—	0.01
Liquidated damages, discontinued operations	—	—	—	—	—	—	11,060	—	0.18
Lease termination costs	—	—	—	469	—	0.01	—	—	—
FelCor's unvested restricted stock	—	—	—	—	—	—	—	98	—
Adjusted FFO	$ (7,552)	80,905	$ (0.09)	$ 24,997	63,741	$ 0.39	$ 125,947	63,276	$ 1.99

Reconciliation of Net Income to FFO and Adjusted FFO

(in thousands, except per unit data)	Year Ended December 31,					
	2007			**2006**		
	Dollars	Units	Per Unit Amount	Dollars	Units	Per Unit Amount
Net income	$ 89,824			$ 50,256		
Noncontrolling interests	309			1,068		
Preferred distributions	(38,713)			(38,713)		
Net income attributable to FelCor LP common unitholders	51,420			12,611		
Less: Dividends declared on FelCor's unvested restricted stock	(1,011)			(612)		
Numerator for basic and diluted loss attributable to common unitholders	50,409	62,954	$ 0.80	11,999	62,598	0.19
Depreciation and amortization	95,770	—	1.52	81,728	—	1.30
Depreciation, discontinued operations and unconsolidated entities	27,052	—	0.43	39,762	—	0.64
Gain on sale of hotels	(27,330)	—	(0.43)	(40,650)	—	(0.65)
Gain on sale of unconsolidated entities	(10,993)	—	(0.18)	—	—	—
Dividends declared on FelCor's unvested restricted stock	1,011	—	0.02	612	—	0.01
FelCor's unvested restricted stock	—	297	(0.01)	—	327	—
FFO	135,919	63,251	2.15	93,451	62,925	1.49
Impairment loss, discontinued operations and unconsolidated entities	—	—	—	15,547	—	0.24
Extinguishment of debt	811	—	0.01	17,472	—	0.28
Conversion costs	491	—	0.01	—	—	—
Abandoned projects	22	—	—	112	—	—
Gain on swap termination	—	—	—	(1,715)	—	(0.03)
Adjusted FFO	$ 137,243	63,251	$ 2.17	$ 124,867	62,925	$ 1.98

Reconciliation of Net Loss to EBITDA, Adjusted EBITDA, and Hotel EBITDA

(in thousands)	Six Months Ended June 30,	
	2011	**2010**
Net loss	$ (74,123)	$ (40,952)
Depreciation and amortization	67,861	68,639
Depreciation, discontinued operations and unconsolidated entities	9,448	13,346
Interest expense	68,442	70,782
Interest expense, discontinued operations and unconsolidated entities	2,964	5,543
Amortization of FelCor stock compensation	3,577	3,257
Noncontrolling interests	(109)	(96)
EBITDA	78,060	120,519
Impairment loss	11,706	—
Impairment loss, discontinued operations and unconsolidated entities	598	21,060
Debt extinguishment, including discontinued operations	23,961	(46,060)
Acquisition costs	946	—
Gain on sale of hotels	(6,660)	—
Gain on involuntary conversion	(171)	—
Gain on sale of unconsolidated subsidiary	—	(559)
Adjusted EBITDA	108,440	94,960
Other revenue	(1,236)	(1,372)
Adjusted EBITDA from acquired hotels	(567)	315
Equity in income from unconsolidated subsidiaries (excluding interest and depreciation)	(8,287)	(7,857)
Noncontrolling interests (excluding interest and depreciation)	1,237	1,327
Consolidated hotel lease expense	18,801	17,773
Unconsolidated taxes, insurance and lease expense	(3,436)	(3,363)
Interest income	(94)	(200)
Other expenses (excluding acquisition costs)	1,301	1,362
Corporate expenses (excluding amortization expense of FelCor stock compensation)	12,870	13,100
Adjusted EBITDA from discontinued operations	(5,156)	(6,060)
Hotel EBITDA	$ 123,873	$ 109,985

Reconciliation of Net Income (Loss) to EBITDA, Adjusted EBITDA, and Hotel EBITDA

(in thousands)	Year Ended December 31,				
	2010	**2009**	**2008**	**2007**	**2006**
Net income (loss)	$ (225,837)	$ (109,091)	$ (120,487)	$ 89,824	$ 50,256
Depreciation and amortization	136,931	134,860	125,077	95,770	81,728
Depreciation, discontinued operations and unconsolidated entities	25,295	29,789	30,754	27,052	39,762
Interest expense	139,853	100,260	92,746	89,654	106,942
Interest expense, discontinued operations and unconsolidated entities	9,656	9,801	13,902	15,262	15,624
Amortization of stock compensation	7,445	5,165	4,451	4,255	5,080
Noncontrolling interests	1,915	297	(1,191)	309	1,068
EBITDA	95,258	171,081	145,252	322,126	300,460
Impairment loss	115,273	—	38,455	—	—
Impairment loss, discontinued operations and unconsolidated entities	57,703	5,516	82,204	—	15,547
Hurricane loss	—	—	934	—	
Hurricane loss, discontinued operations and unconsolidated entities	—	—	785	—	—
Extinguishment of debt	(59,465)	1,721	—	811	17,472
Conversion costs	—	447	507	491	—
Acquisition costs	449	—	—	—	—
Severance costs	—	612	850	—	—
Liquidated damages, discontinued operations	—	—	11,060	—	—
Lease termination costs	—	469	—	—	—
Abandoned projects	—	—	—	22	112
Gain on swap termination	—	—	—	—	(1,715)
Gain on sale of hotels	—	(910)	(1,193)	(27,330)	(40,650)
Gain on involuntary conversion	—	—	(3,095)	—	—
Gain on sale of unconsolidated entities	(21,103)	—	—	(10,993)	—
Adjusted EBITDA	188,115	178,936	275,759	285,127	291,226
Other revenue	(3,174)	(2,843)	(2,921)	(3,029)	(24)
Adjusted EBITDA from acquired hotels[a]	(3,416)	—	—	14,400	13,147
Equity in income from unconsolidated subsidiaries (excluding interest, depreciation and impairment expense)	(16,283)	(14,829)	(21,144)	(24,309)	(26,351)
Noncontrolling interests (excluding interest, depreciation and severance)	2,150	2,305	3,648	311	(357)
Consolidated hotel lease expense	36,327	34,187	46,264	51,197	50,682
Unconsolidated taxes, insurance and lease expense	(6,630)	(7,092)	(7,093)	(6,327)	(5,380)
Interest income	(360)	(686)	(1,536)	(6,270)	(3,875)
Other expenses (excluding conversion costs, severance costs and lease termination costs)	2,831	2,566	3,417	2,312	—
Corporate expenses (excluding amortization expense of stock compensation)	23,302	19,051	16,247	16,463	18,228
Gain on sale of asset	—	(723)	—	—	92
Gain on sale of condominiums	—	—	—	(18,622)	—
Adjusted EBITDA from discontinued operations	(16,351)	(13,979)	(28,656)	(38,448)	(65,954)
Hotel EBITDA	$ 206,511	$ 196,893	$ 283,985	$ 272,805	$ 271,434

(a) For same-store metrics, we have included the hotel acquired in August 2010 and excluded the two hotels acquired in May 2011 for all periods presented.

Hotel EBITDA and Hotel EBITDA Margin

(dollars in thousands)	Six months ended June		Year ended December 31,		
	2011	2010	2010	2009	2008
Total revenue	$ 483,084	$ 437,136	$ 883,868	$ 830,591	$1,003,324
Other revenue	(1,236)	(1,372)	(3,174)	(2,843)	(2,921)
Hotel operating revenue	481,848	435,764	880,694	827,748	1,000,403
Revenue from acquired hotels [a]	(3,343)	17,889	(16,839)	—	—
Same-store hotel operating revenue	478,505	453,653	863,855	827,748	1,000,403
Same-store hotel operating expenses	(354,632)	(343,668)	(657,344)	(630,855)	(716,418)
Hotel EBITDA	$ 123,873	$ 109,985	$ 206,511	$ 196,893	$ 283,985
Hotel EBITDA margin[b]	25.9%	24.2%	23.9%	23.8%	28.4%

(a)   For same-store metrics, we have included the hotel acquired in August 2010 and excluded the two hotels acquired in May 2011 for all periods presented.

(b)   Hotel EBITDA as a percentage of same-store hotel operating revenue.

Reconciliation of Total Operating Expenses to Same-store Hotel Operating Expenses

(dollars in thousands)	Six months ended June 30,		Year ended December 31,		
	2011	2010	2010	2009	2008
Total operating expenses	$ 471,034	$ 426,862	$ 986,695	$ 821,051	$ 945,551
Unconsolidated taxes, insurance and lease expense	3,436	3,363	6,630	7,092	7,093
Consolidated hotel lease expense	(18,801)	(17,773)	(36,327)	(34,187)	(46,264)
Corporate expenses	(16,447)	(16,357)	(30,747)	(24,216)	(20,698)
Depreciation and amortization	(67,861)	(68,639)	(136,931)	(134,860)	(125,077)
Impairment loss	(11,706)	—	(115,273)	—	(38,455)
Other expenses	(2,247)	(1,362)	(3,280)	(4,025)	(5,732)
Expenses from acquired hotel [a]	(2,776)	17,574	(13,423)	—	—
Hotel operating expenses	$ 354,632	$ 343,668	$ 657,344	$ 630,855	$ 716,418

(a)   For same-store metrics, we have included the hotel acquired in August 2010 and excluded the two hotels acquired in May 2011 for all periods presented.

Reconciliation of Ratio of Operating Income (Loss) to Total Revenues to Hotel EBITDA Margin

	Six months ended June 30,		Year ended December 31,		
	2011	2010	2010	2009	2008
Ratio of operating income (loss) to total revenues	2.5%	2.4%	(11.6)%	1.2%	5.8%
Other revenue	(0.3)	(0.3)	(0.4)	(0.2)	(0.3)
Revenue from acquired hotel [a]	(0.5)	3.8	(2.0)	—	—
Unconsolidated taxes, insurance and lease expense	(0.7)	(0.7)	(0.8)	(0.9)	(0.7)
Consolidated lease expense	3.9	3.9	4.2	4.1	4.6
Other expenses	0.5	0.3	0.4	0.5	0.6
Corporate expenses	3.4	3.6	3.5	2.9	2.1
Depreciation and amortization	14.1	15.1	15.8	16.2	12.5
Impairment loss	2.4	—	13.3	—	3.8
Expenses from acquired hotels [a]	0.6	(3.9)	1.5	—	—
Hotel EBITDA margin	25.9%	24.2%	23.9 %	23.8%	28.4%

(a)   For same-store metrics, we have included the hotel acquired in August 2010 and excluded the two hotels acquired in May 2011 for all periods presented.

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance and should be considered along with, but not as an alternative to, net income (loss) attributable to FelCor as a measure of our operating performance.

FFO and EBITDA

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), defines FFO as net income or loss attributable to parent (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss attributable to parent (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO and EBITDA

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional items, including but not limited to those described below, provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO, and Adjusted EBITDA when combined with GAAP net income attributable to FelCor, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- Gains and losses related to extinguishment of debt and interest rate swaps - We exclude gains and losses related to extinguishment of debt and interest rate swaps from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.

- Impairment losses - We exclude the effect of impairment losses and gains or losses on disposition of assets in computing Adjusted FFO and Adjusted EBITDA because we believe that including these is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, we believe that impairment charges and gains or losses on disposition of assets represent accelerated depreciation, or excess depreciation, and depreciation is excluded from FFO by the NAREIT definition and from EBITDA.

- Cumulative effect of a change in accounting principle - Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO and Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA we exclude gains or losses on the sale of depreciable assets because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the hotel industry and give investors a more complete understanding of the operating results over which our individual hotels and brand/managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures that we use in our financial and operational decision-making. Additionally, using these measures facilitates comparisons with hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating all revenues and expenses from continuing operations not directly associated with hotel operations, including corporate-level expenses, depreciation and amortization, and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information into the ongoing operational performance of our hotels and the effectiveness of management on a property-level basis. We eliminate depreciation and amortization because, even though depreciation and amortization are property-level expenses, we do not believe that these non-cash expenses, which are based on historical

cost accounting for real estate assets, and implicitly assume that the value of real estate assets diminishes predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by noncontrolling interests and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our Consolidated Hotels. Hotel EBITDA and Hotel EBITDA margins are presented on a same-store basis and exclude the historical results of operations from the Fairmont Copley Plaza acquired in August 2010.

Use and Limitations of Non-GAAP Measures

FelCor's management and Board of Directors use FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin to evaluate the performance of our hotels and to facilitate comparisons between us and lodging REITs, hotel owners who are not REITs and other capital intensive companies. We use Hotel EBITDA and Hotel EBITDA margin in evaluating hotel-level performance and the operating efficiency of our hotel managers.

The use of these non-GAAP financial measures has certain limitations. These non-GAAP financial measures as presented by us, may not be comparable to non-GAAP financial measures as calculated by other real estate companies. These measures do not reflect certain expenses or expenditures that we incurred and will incur, such as depreciation, interest and capital expenditures. FelCor's management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the most comparable GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. These non-GAAP financial measures reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure.

(e)   For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before adjustment for income or loss from equity investors plus fixed charges excluding capitalized interest, and fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs.

(f)   For the six months ended June 30, 2011, we incurred a loss from continuing operations, which resulted in a coverage ratio of less than 1:1. Our earnings would have had to have been $79 million greater to have achieved a coverage ratio of 1:1.

(g)   For the six months ended June 30, 2010, we incurred a loss from continuing operations, which resulted in a coverage ratio of less than 1:1. Our earnings would have had to have been $12 million greater to have achieved a coverage ratio of 1:1.

(h)   For the year ended December 31, 2010, we incurred a loss from continuing operations, which resulted in a coverage ratio of less than 1:1. Our earnings would have had to have been $195 million greater to have achieved a coverage ratio of 1:1.

(i)   For the year ended December 31, 2009, we incurred a loss from continuing operations, which resulted in a coverage ratio of less than 1:1. Our earnings would have had to have been $87 million greater to have achieved a coverage ratio of 1:1.

(j)   For the year ended December 31, 2008, we incurred a loss from continuing operations, which resulted in a coverage ratio of less than 1:1. Our earnings would have had to have been $27 million greater to have achieved a coverage ratio of 1:1.

(k)   For the year ended December 31, 2006, we had a coverage ratio of less than 1:1. Our earnings would have had to have been $9 million greater to have achieved a coverage ratio of 1:1.

BUSINESS AND PROPERTIES

FelCor and FelCor LP

FelCor is a public lodging real estate investment trust, or REIT, that at June 30, 2011 had ownership interests in 78 hotels in continuing operations with approximately 22,000 rooms and three hotels designated as held for sale. All of our operations are conducted solely through FelCor LP, which is the issuer of the Notes, or its subsidiaries. FelCor is the sole general partner and owner of a greater than 99% interest in FelCor LP.

Our business is conducted in one reportable segment: hospitality. During 2010, we derived 97% of our revenues from hotels located within the United States, with the balance derived from our Canadian hotels.

We are committed to delivering superior returns on invested capital by assembling a diversified portfolio of high-quality hotels located in major markets and resort locations that have dynamic demand generators and high barriers to entry. At the same time, we seek to improve cash flow and real estate value through disciplined portfolio management, unique asset management and smart allocation of capital.

In 2006, we developed a long-term strategic plan with an intense focus on portfolio management. As a result, our portfolio composition (e.g., segment, brand and location) continues to evolve radically through asset sales, acquisitions and capital investment. Today, our portfolio consists primarily of upper-upscale hotels and resorts located in more than 30 major markets. We remain focused on improving our portfolio quality, diversification, future growth rates and creating a sound and flexible balance sheet. In 2010, we acquired the Fairmont Copley Plaza in Boston and in May 2011, purchased two midtown Manhattan hotels, Royalton and Morgans. In 2010, we initiated a second phase of asset sales, in which we intend to sell our interests in as many as 35 hotels. We began marketing 14 hotels for sale during the fourth quarter of 2010 and sold six of these hotels by July 31, 2011 (including three hotels designated as held for sale at June 30, 2011).

Of the 78 hotels in which we had an ownership interest at June 30, 2011, we owned a 100% interest in 60 hotels, a 90% interest in entities owning three hotels, an 82% interest in an entity owning one hotel, a 60% interest in an entity owning one hotel and a 50% interest in entities owning 13 hotels. We consolidate our real estate interests in the 65 hotels in which we held greater than 50% ownership interests and we record the real estate interests of the 13 hotels in which we held 50% ownership interests using the equity method. At June 30, 2011, 77 of our 78 hotels were leased to our operating lessees, and one 50%-owned hotel was operated without a lease. We held majority interests and had direct or indirect controlling interests in all our operating lessees. Because we own controlling interests in these lessees, we consolidated our interests in these hotels (which we refer to as our Consolidated Hotels) and reflect those hotels' operating revenues and expenses in our statement of operations.

At June 30, 2011, our Consolidated Hotels were located in the United States (75 hotels in 22 states) and Canada (two hotels in Ontario), with concentrations in major markets and resort areas. Our hotel portfolio consists primarily of upper-upscale hotels and resorts, which are flagged under brands such as Embassy Suites Hotels, Fairmont, Hilton, Marriott, Renaissance, Sheraton, Westin and Holiday Inn.

Developments during 2010

Initiated Second Phase of Our Strategic Disposition Program. As part of our long-term strategic plan to enhance unitholder value and achieve or exceed targeted returns on invested capital, we sell and acquire hotels to improve our overall portfolio quality, enhance diversification and improve growth rates. In 2010, we acquired the Fairmont Copley Plaza in Boston and in May 2011, purchased two midtown Manhattan hotels, Royalton and Morgans. In 2010, we initiated a second phase of asset sales, in which we intend to sell our interests in as many as 35 hotels. We began marketing 14 hotels for sale during the fourth quarter of 2010 and sold six of these hotels by July 31, 2011 (including three hotels designated as held for sale at June 30, 2011).

Selling underperforming and nonstrategic hotels creates capacity that allows us to reduce concentration risk, reduce leverage, invest in higher yielding redevelopment opportunities at our remaining hotels and/or acquire hotels in our target markets. In addition, selling non-strategic hotels reduces our future capital expenditure requirements and enables management to focus on "core" long-term investments. We reviewed each hotel in our portfolio in terms of projected performance, future capital expenditure requirements and market dynamics and concentration risk. Based on this analysis, we intend to sell our interests in 35 hotels (29 of which we consolidate the real estate interest, and six of which are owned by unconsolidated joint ventures) that no longer meet our investment criteria. As a consequence, the

hold periods for the hotels we consolidate were shortened, and we were required to test those assets for impairment as they were approved to be marketed for sale. We recorded a $152.7 million impairment charge in 2010 related to 16 of these hotels. We began marketing 14 hotels for sale during the fourth quarter of 2010 and will continue to monitor the transaction environment to bring additional hotels to market at the appropriate time.

Refinanced Term Loan. In May 2010, we obtained a new $212 million loan, secured by nine hotels, that matures in 2015. This loan bears interest at LIBOR (subject to a 3.0% floor) plus 5.1%. The proceeds were used to repay $210 million in loans that were secured by 11 hotels and scheduled to mature in May 2010. The terms and interest rate of this financing are significantly more favorable than the refinanced debt, and we unencumbered two previously mortgaged hotels in the process.

Deed-in-Lieu Transfers. Two loans (totaling $32 million) matured in May 2010. The cash flows for the hotels that secured those loans did not cover debt service and we determined the hotels' fair values to be less than the loan amounts. We stopped funding the shortfalls in December 2009. We were unable to negotiate an acceptable debt modification or reduction that favored our unitholders, and we transferred these hotels to the lenders in full satisfaction of the related debt.

FelCor Common Stock Offering. In June 2010, FelCor completed a public offering of 31,625,000 shares of its common stock at $5.50 per share. The net proceeds from the offering, after underwriting discounts, were approximately $166 million. FelCor contributed the net proceeds from this offering to us in exchange for a like number of units. We used these proceeds, together with cash on hand, to repay $177 million of secured debt for $130 million, representing a 27% discount, and for our $98.5 million acquisition of the Fairmont Copley Plaza in Boston.

Developments during 2011

New Line of Credit Facility. On March 4, 2011, certain of our subsidiaries entered into the Line of Credit Facility. The Line of Credit Facility matures in August 2014, although the borrowers have a one-year extension option (subject to certain conditions). Borrowings under the Line of Credit Facility bear a variable interest rate of LIBOR (no floor) plus 4.50%. In addition to the interest payable on amounts outstanding under the Credit Agreement, the borrowers will pay a quarterly 0.50% fee, based on the unused portion of the Line of Credit Facility. The Line of Credit Facility is guaranteed by FelCor and FelCor LP. The covenants in the Line of Credit Facility are applicable exclusively to the borrowers and generally not applicable to FelCor or FelCor LP. However, FelCor and FelCor LP must comply with certain covenants as articulated in the indenture that governs our 10% Notes as those covenants were in effect as of March 4, 2011 (when the Line of Credit Facility was established), regardless of whether that indenture has been otherwise modified, has expired or is terminated.

When the Line of Credit Facility was established, FelCor repaid two secured loans (totaling approximately $227 million) with a combination of cash on hand and funds drawn under the new facility. The repaid loans ($198.3 million and $28.8 million) would have matured in 2013 and 2012, respectively, and were secured by 11 hotels; those same hotels (together with pledges of the equity interest of the borrowers) now secure repayment of amounts drawn and outstanding under the Line of Credit Facility. We intend to use funds available under the Line of Credit Facility for general corporate purposes, including, without limitation, hotel acquisitions and repayment of other debt.

Equity Offering. On April 1, 2011, we consummated the public offering of 27.6 million shares of our common stock (including 3.6 million shares sold when the underwriters exercised their option to purchase additional shares). The offering resulted in net proceeds of approximately $158 million, after deducting the underwriters' discount and transaction expenses. At that time, we intended to use a portion of the proceeds to fund the purchase of Royalton and Morgans and for general corporate purposes. As anticipated and as discussed in the equity offering prospectus, in the immediate term, we used the equity proceeds to redeem $144 million of our outstanding 10% Notes.

Midtown Manhattan Acquisitions. On May 23, 2011, we completed our purchase of two iconic hotels in midtown Manhattan, Royalton (168 rooms) and Morgans (114 rooms), for $140 million (approximately ten times peak historical Hotel EBITDA) from Morgans Hotel Group Corp., which will continue to manage the hotels pursuant to a long-term management contract. At approximately $496,000 per key, we estimate that the purchase price is roughly 60 percent of replacement cost. This acquisition fulfills all of our strategic and valuation objectives, including an internal rate of return in excess of our weighted average cost of capital. The midtown Manhattan submarket has some of the highest barriers to entry of any market in the world. Both hotels are in excellent condition and have been renovated recently (roughly $120,000 per key at Royalton and $90,000 per key at Morgans).

Partial Redemption of 10% Notes. FelCor LP redeemed $144 million, in the aggregate, of the $636 million outstanding principal amount of the 10% Notes using proceeds from its April 2010 equity offering. Under the terms of the indenture governing the redeemed 10% Notes, the redemption price was 110% of the principal amount of the redeemed 10% Notes, together with accrued and unpaid interest thereon to the redemption date.

Senior Secured Notes Offering. In May 2011, our wholly-owned subsidiary issued $525.0 million in aggregate principal amount of its 6.75% senior secured notes due 2019 (the Initial Notes). Net proceeds after initial purchasers' discount were approximately $511 million, a portion of which was used to purchase Royalton and Morgans, with the remainder available for general corporate purposes (including, among other things, repaying outstanding indebtedness and pursuing other hotel acquisitions). Pending application of the net proceeds, we may invest such net proceeds in short term interest-bearing investments.

Business Strategy

We are committed to delivering superior returns on invested capital by assembling a diversified portfolio of high-quality hotels located in major markets and resort locations that have dynamic demand generators and high barriers to entry. At the same time, we seek to improve cash flow and real estate value through disciplined portfolio management, unique asset management and smart allocation of capital.

In 2006, we developed a long-term strategic plan with an intense focus on portfolio management. As a result, our portfolio composition (e.g., segment, brand and location) continues to evolve radically through asset sales, acquisitions and capital investment. Between late 2005 and 2007, we disposed of 45 non-strategic hotels, primarily limited service and midscale hotels located in secondary and tertiary markets and markets with low barriers to entry. Today, our portfolio consists primarily of upper-upscale hotels and resorts located in more than 30 major markets. In 2010, we acquired the Fairmont Copley Plaza in Boston and in May 2011 purchased two midtown Manhattan hotels, Royalton and Morgans. In 2010, we initiated a second phase of asset sales, in which we expect to sell our interests in as many as 35 hotels. We began marketing 14 hotels for sale during the fourth quarter of 2010 and sold six of these hotels by July 31, 2011 (including three hotels designated as held for sale at June 30, 2011).

We remain focused on improving our portfolio quality, diversification, future growth rates and creating a sound and flexible balance sheet. With these objectives in mind, the following areas are critically important:

Asset Management. We seek to maximize revenue, market share, hotel operating margins and cash flow at every hotel. We employ an aggressive asset management philosophy that entails a hands-on approach. Our asset managers, all of whom have extensive hotel operating experience, have thorough knowledge of the markets where our hotels operate, and overall demand dynamics, which enables them to work closely with our hotel managers. In addition, our strong, long-term relationships with the major hotel companies that operate our hotels enable us to work more effectively with them. We press our hotel managers to implement best practices in expense and revenue management and work closely with them to monitor and review hotel operations and align cost structures with current business. For example, reduction in departmental expenses per occupied room from 2008 to 2010 resulted in 2010 savings of over $20 million. Most of these per occupied room savings are permanent. Our 2011 hotel cost per occupied room remains more than $3 below our 2008 levels. We strive to influence brand strategy on marketing and revenue enhancement programs. We also consider value-added enhancements at our hotels, such as maximizing use of public areas, implementing new restaurant concepts, changing management of food and beverage operations and uncovering new revenue sources.

Renovations and Redevelopment. We take a long-term approach to capital spending. Our plan involves efficiently maintaining our properties and limiting future fluctuations of expenditures while maximizing return on investment. We completed a multi-year, portfolio-wide renovation program in 2008 which enhanced the competitive position and value of our hotels. Through this process, we invested more than $450 million and achieved the expected returns on our investment. For example, market share (one of the industry's primary performance measures) for our portfolio increased almost 3% during 2008 and 1.4% during 2009. These gains relate mostly to the success of the renovation program, but also reflect the change in our asset management approach.

We consider expansion or redevelopment opportunities at our properties that offer attractive returns. Most recently, we completed the comprehensive redevelopment of the San Francisco Marriott Union Square (formerly, a Crowne Plaza). The market share index for this hotel increased to 115% in 2010 from 80% in 2007 (prior to renovations commencing). Other recent projects include a new 35,000 square foot convention center adjacent to our Hilton Myrtle Beach Oceanfront Resort, additional meeting space at the Doubletree Guest Suites in Dana Point, California and new spa and food and beverage facilities at the Embassy Suites Deerfield Beach Resort & Spa. We are seeking approval and entitlements for additional redevelopment projects at multiple hotels; however, we will only implement those projects that ultimately satisfy our stringent capital investment criteria.

As part of our long-term capital plan, we anticipate renovating between six and eight core hotels each year. In the first six months of 2011, we completed approximately $35 million of capital improvements at our hotels, and we expect to spend approximately $45 million in non-discretionary capital and $35 to $40 million in discretionary capital in 2011 (including more than $20 million at the Fairmont Copley Plaza).

Portfolio Management. As part of our long-term strategic plan to achieve or exceed targeted returns on invested capital, we sell and acquire hotels to improve our overall portfolio quality, enhance diversification and improve growth rates. Selling non-strategic hotels creates capacity to reduce our debt, pay accrued preferred dividends, invest capital in re-development opportunities at our remaining hotels and/or acquire hotels in our target markets, in each case consistent with our long-term strategy and internal underwriting standards. In addition, selling non-strategic hotels reduces our future capital expenditures and enables management to focus on "core" long-term investments. In that regard, in 2010 we reviewed each hotel in our portfolio in terms of projected performance, future capital expenditure requirements and market dynamics and concentration risk. Based on this analysis, we developed a plan to sell our interests in 35 hotels (29 of which we consolidate the real estate interest and six of which are owned by unconsolidated joint ventures) that no longer meet our investment criteria. We began marketing 14 hotels for sale during the fourth quarter of 2010 and will continue to monitor the transaction environment to bring additional hotels to market at the appropriate time.

External Growth. In addition to our disciplined portfolio management, we continue to pursue hotel acquisitions in our target markets.

In August 2010, we purchased the Fairmont Copley Plaza in Boston (an irreplaceable iconic hotel in one of our target markets) for $98.5 million, which is substantially below estimated replacement cost and is less than nine times 2007 EBITDA. Fourth quarter 2010 RevPAR at this hotel ($172) was more than double 2010 RevPAR for the rest of our portfolio ($81). We are in the initial stage of a major redevelopment program at the Fairmont Copley Plaza that will upgrade the guest rooms and public spaces at that hotel to recapture premium rated corporate transient and group customers. In addition, we are considering value enhancing projects that would improve amenities at the hotel and reposition it closer to its luxury competitors. For example, we are building a new state-of-the-art fitness center on the roof, which includes a 700-plus square foot outdoor sun deck. RevPAR at this hotel increased 9.3% in the fourth quarter of 2010, compared to RevPAR growth of 5.7% for the rest of our portfolio. Similarly, average daily rate, or ADR, at this hotel increased 6.9% for the fourth quarter of 2010, compared to ADR growth of 1.5% for the rest of our portfolio. This hotel is performing better than expected and illustrates how we are executing our external growth strategy-opportunistic transactions that, combined with effective asset management, provide superior long-term returns.

On May 23, 2011, we completed our purchase of two iconic hotels in midtown Manhattan (Royalton (168 rooms) and Morgans (114 rooms)), for $140 million (approximately ten times peak historical Hotel EBITDA) from Morgans Hotel Group Corp., which will continue to manage the hotels pursuant to a long-term management contract. At approximately $496,000 per key, we estimate that the purchase price is roughly 60 percent of replacement cost. This acquisition fulfills all our strategic and valuation objectives, including an internal rate of return in excess of our weighted average cost of capital. The midtown Manhattan submarket has some of the highest barriers to entry of any market in the world. Both hotels are in excellent condition and have been renovated recently (roughly $120,000 per key at Royalton and $90,000 per key at Morgans.

Our pipeline of upper-upscale hotels in our target markets-New York City (Manhattan) and Washington, DC (central business district) is steadily robust. We are currently reviewing and/or engaged in negotiations concerning several potential transactions that meet our underwriting and strategic criteria, and have recently acquired Morgans and Royalton, as noted above. Acquiring hotels in markets with very high barriers to entry improves our portfolio quality, diversity and concentration. We are focused on opportunities that will contribute to targeted returns that substantially exceed our weighted average cost of capital and that are accretive to long-term funds from operations, or FFO, and stock price. We consider primarily upper-upscale hotels well-positioned to grow RevPAR and EBITDA significantly stronger than the industry and our portfolio. Our process is both disciplined and diligent, and it benefits from leveraging our relationships with brand owners and other sellers (which provides a competitive advantage when sourcing potential acquisitions).

The industry and overall economy are in the early stages of prolonged growth. We will take advantage of favorable pricing that continues to reflect a significant discount to replacement cost, and we are focused on opportunities that offer potential for significant value appreciation and hotels will benefit from our aggressive and disciplined asset management, including our history of capitalizing on redevelopment and other value-enhancing opportunities.

Balance Sheet Strategy. We are committed to strengthening our balance sheet and reducing leverage. A healthy balance sheet provides the necessary flexibility and capacity to withstand lodging cycles, and provide capacity for appropriate acquisitions. We expect to reduce our leverage significantly and restructure our balance sheet through improved hotel operations and proceeds from future hotel sales, which we will use to repay and refinance our remaining debt. We will continue to look for additional opportunities to reduce overall debt levels and our average interest rate, increase our flexibility and ensure adequate long-term liquidity on an economically sound basis.

By mid-2010, we had successfully refinanced all of our near-term debt and eliminated all of our maturity issues in the face of a global recession and constrained capital markets. We refinanced or resolved $1.5 billion of debt through the end of 2010 and extended our weighted average debt maturity to the first quarter of 2014. In 2010, we repaid two loans, totaling $177 million, for $130 million (a 27% discount), that were scheduled to mature in 2012 and opportunistically bought back $40 million of senior notes that matured this year.

In addition, we entered into the Line of Credit Facility, as described in "-Developments during 2011-New Line of Credit Facility," whereby we used cash on hand and funds drawn under the facility to repay two secured loans (totaling approximately $227 million). The Line of Credit Facility enhances our flexibility with respect to cash management and hotel acquisitions. At June 30, 2011, the entire Line of Credit Facility was undrawn and available.

On April 1, 2011, we consummated the public offering of 27.6 million shares of our common stock (including 3.6 million shares sold when the underwriters exercised their option to purchase additional shares). The offering resulted in net proceeds of approximately $158 million, after deducting the underwriters' discount and transaction expenses. FelCor LP used the net proceeds of this offering to redeem $144 million, in the aggregate, principal amount of its 10% Notes. Under the terms of the indenture governing the redeemed 10% Notes, the redemption price was 110% of the principal amount of the redeemed 10% Notes, together with accrued and unpaid interest thereon to the redemption date.

In May 2011, FelCor LP issued $525 million in aggregate principal amount of the Initial Notes. The Initial Notes are secured by a combination of (i) first lien mortgages and related security interests on six hotels and (ii) pledges of equity interests in certain subsidiaries of FelCor LP. The Initial Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States under Regulation S of the Securities Act. The net proceeds of the offering were approximately $511 million after fees and expenses, a portion of which were used to purchase Morgans and Royalton, with the remainder to be used for general corporate purposes, (including, among other things, repayment of outstanding indebtedness and pursuing other hotel acquisitions). Pending application of the net proceeds, we may invest such net proceeds in short term interest-bearing investments.

Strategic Relationships

We benefit from our brand/manager alliances with Hilton Worldwide (Embassy Suites Hotels, Doubletree and Hilton), Starwood Hotels & Resorts Worldwide, Inc. (Sheraton and Westin), Marriott International, Inc. (Renaissance and Marriott), Fairmont Hotels & Resorts, and Morgans Hotel Group (Royalton and Morgans) and InterContinental Hotels Group PLC (Holiday Inn).

These relationships enable us to work effectively with our managers to maximize margins and operating cash flow from our hotels.

▪ Hilton Worldwide (www.hiltonworldwide.com) is recognized internationally as a preeminent hospitality company. Hilton owns, manages or franchises more than 3,600 hotels in 81 countries. Its portfolio includes many of the world's best-known and most highly regarded hotel brands, including Waldorf Astoria, Conrad, Hilton, Doubletree, Embassy Suites, Hilton Garden Inn, Hampton Inn, Homewood Suites, Home2 Suites, and Hilton Grand Vacations. At June 30, 2011, 48 of our Consolidated Hotels were managed by Hilton subsidiaries. Hilton is a 50% partner in joint ventures with us that own 11 hotels and also manage residential condominiums at Kingston Plantation. Hilton also holds 10% equity interests in certain of our consolidated subsidiaries that own three hotels.

▪ Starwood Hotels & Resorts Worldwide, Inc. (www.starwoodhotels.com) is one of the leading hotel and leisure companies in the world with 1,000 properties in 100 countries. With internationally renowned brands, Starwood is a fully integrated owner, operator and franchisor of hotels and resorts including, St. Regis, The Luxury Collection, W, Westin, Le Méridien, Sheraton, Four Points, Element and Aloft. Subsidiaries of Starwood managed seven of our Consolidated Hotels at June 30, 2011. Starwood indirectly owns 40% of one of our Consolidated Hotels.

▪ Marriott International, Inc. (www.marriott.com) is a leading lodging company with over 3,400 lodging properties worldwide. Its portfolio includes 17 lodging and vacation resort ownership brands, including Ritz Carlton, Marriott, Renaissance, JW Marriott, Courtyard by Marriott, Fairfield Inn by Marriott and Residence Inn by Marriott. At June 30, 2011, three of our Consolidated Hotels were managed by Marriott subsidiaries.

▪ Fairmont Hotels & Resorts (www.fairmont.com) is a leading luxury global hotel company, with a collection of 56 distinctive hotels. At June 30, 2011, a Fairmont subsidiary managed the Fairmont Copley Plaza in Boston.

▪ Morgans Hotel Group Corp. (www.morganshotelgroup.com) is widely credited as the creator of the first "boutique" hotel and a continuing leader of the hotel industry's boutique sector. Morgans owns and/or manages a portfolio of 12 luxury hotel properties comprising over 3,700 rooms. At June 30, 2011, Morgans managed our recently acquired Morgans and Royalton hotels.

▪ InterContinental Hotels Group PLC (www.ichotelsgroup.com) of the United Kingdom is one of the world's largest hotel companies by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, more than 4,500 hotels and over 650,000 guest rooms in 100 countries. IHG owns a portfolio of well recognized and respected hotel brands, including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn, Holiday Inn Express, Hotel Indigo, Staybridge Suites and Candlewood Suites. IHG also manages the world's largest hotel loyalty program, Priority Club Rewards. At June 30, 2011, IHG subsidiaries managed 15 of our Consolidated Hotels.

Hotel Brands

Part of our business strategy is to have some of the most recognized and respected hotel brand owners manage our hotels. The following table illustrates the distribution of our Consolidated Hotels among our brands at June 30, 2011.

Brand	Hotels[a]	Rooms	% of Total Rooms	% of 2010 Hotel EBITDA[b]
Embassy Suites Hotels	41	10,718	48	58
Holiday Inn	15	5,154	23	19
Doubletree and Hilton	8	1,856	9	10
Sheraton and Westin	7	2,478	11	8
Renaissance and Marriott	3	1,321	6	3
Fairmont	1	383	2	2 [c]
Royalton and Morgans	2	282	1	— [d]

_____

(a) Since June 30, 2011, we have sold three Embassy Suites Hotels and purchased two hotels - Morgans and Royalton, which are managed by Morgans Hotel Group.

(b) Hotel EBITDA is a non-GAAP financial measure. A detailed reconciliation and further discussion of Hotel EBITDA is contained elsewhere in this prospectus.

(c) We acquired the Fairmont Copley Plaza in August 2010, and this table reflects only results of operations for the period in which we owned the hotel.

(d) We acquired Royalton and Morgans in May 2011, so they did not contribute to our 2010 Hotel EBITDA.

Hotel Portfolio

The following table sets forth certain descriptive information regarding the hotels in which we held ownership interest at June 30, 2011.

Comparable Hotels [a]	Brand	State	Rooms	% Owned [b]
Birmingham	Embassy Suites Hotel	AL	242	
Phoenix – Biltmore	Embassy Suites Hotel	AZ	232	
Anaheim – North	Embassy Suites Hotel	CA	222	
Dana Point – Doheny Beach	Doubletree Guest Suites	CA	196	
Indian Wells – Esmeralda Resort & Spa	Renaissance Resort	CA	560	
Los Angeles – International Airport/South	Embassy Suites Hotel	CA	349	
Milpitas – Silicon Valley	Embassy Suites Hotel	CA	266	
Napa Valley	Embassy Suites Hotel	CA	205	
Oxnard – Mandalay Beach – Hotel & Resort	Embassy Suites Hotel	CA	248	
San Diego – On the Bay	Holiday Inn	CA	600	
San Francisco – Airport/Waterfront	Embassy Suites Hotel	CA	340	
San Francisco – Airport/South San Francisco	Embassy Suites Hotel	CA	312	
San Francisco – Fisherman's Wharf	Holiday Inn	CA	585	
San Francisco – Union Square	Marriott	CA	400	
San Rafael – Marin County	Embassy Suites Hotel	CA	235	50%
Santa Barbara – Goleta	Holiday Inn	CA	160	
Santa Monica Beach – at the Pier	Holiday Inn	CA	132	
Wilmington	Doubletree	DE	244	90%
Boca Raton	Embassy Suites Hotel	FL	263	
Deerfield Beach – Resort & Spa	Embassy Suites Hotel	FL	244	
Ft. Lauderdale – 17th Street	Embassy Suites Hotel	FL	361	
Ft. Lauderdale – Cypress Creek	Sheraton Suites	FL	253	
Miami – International Airport	Embassy Suites Hotel	FL	318	
Orlando – International Airport	Holiday Inn	FL	288	
Orlando – International Drive South/Convention	Embassy Suites Hotel	FL	244	
Orlando – Walt Disney World Resort	Doubletree Guest Suites	FL	229	
St. Petersburg – Vinoy Resort & Golf Club	Renaissance Resort	FL	361	
Tampa – Tampa Bay	Doubletree Guest Suites	FL	203	
Atlanta – Buckhead	Embassy Suites Hotel	GA	316	
Atlanta – Gateway – Atlanta Airport	Sheraton	GA	395	
Atlanta – Perimeter Center	Embassy Suites Hotel	GA	241	50%
Chicago – Lombard/Oak Brook	Embassy Suites Hotel	IL	262	50%
Indianapolis – North	Embassy Suites Hotel	IN	221	82%
Kansas City – Overland Park	Embassy Suites Hotel	KS	199	50%
Baton Rouge	Embassy Suites Hotel	LA	223	
New Orleans – Convention Center	Embassy Suites Hotel	LA	370	
New Orleans – French Quarter	Holiday Inn	LA	374	
Boston – at Beacon Hill	Holiday Inn	MA	303	
Boston – Copley Plaza	Fairmont	MA	383	
Boston – Marlborough	Embassy Suites Hotel	MA	229	
Baltimore – at BWI Airport	Embassy Suites Hotel	MD	251	90%
Bloomington	Embassy Suites Hotel	MN	218	
Minneapolis – Airport	Embassy Suites Hotel	MN	310	
Kansas City – Plaza	Embassy Suites Hotel	MO	266	50%
Charlotte	Embassy Suites Hotel	NC	274	50%

Hotel Portfolio (continued)

Comparable Hotels [a]	Brand	State	Rooms	% Owned [b]
Charlotte – SouthPark	Doubletree Guest Suites	NC	208	
Raleigh/Durham	Doubletree Guest Suites	NC	203	
Raleigh – Crabtree	Embassy Suites Hotel	NC	225	50%
Parsippany	Embassy Suites Hotel	NJ	274	50%
Secaucus – Meadowlands	Embassy Suites Hotel	NJ	261	50%
Philadelphia – Historic District	Holiday Inn	PA	364	
Philadelphia – Society Hill	Sheraton	PA	365	
Pittsburgh – at University Center (Oakland)	Holiday Inn	PA	251	
Charleston – Mills House	Holiday Inn	SC	214	
Myrtle Beach – Oceanfront Resort	Embassy Suites Hotel	SC	255	
Myrtle Beach Resort	Hilton	SC	385	
Nashville – Airport – Opryland Area	Embassy Suites Hotel	TN	296	
Nashville – Opryland – Airport (Briley Parkway)	Holiday Inn	TN	383	
Austin	Doubletree Guest Suites	TX	188	90%
Austin – Central	Embassy Suites Hotel	TX	260	50%
Dallas – Love Field	Embassy Suites Hotel	TX	248	
Dallas – Park Central	Westin	TX	536	60%
Houston – Medical Center	Holiday Inn	TX	287	
San Antonio – International Airport	Embassy Suites Hotel	TX	261	50%
San Antonio – International Airport	Holiday Inn	TX	397	
San Antonio – NW I-10	Embassy Suites Hotel	TX	216	50%
Burlington Hotel & Conference Center	Sheraton	VT	309	
Hotels Acquired in 2011				
Morgans	Morgans Hotel	NY	114	
Royalton	Morgans Hotel	NY	168	
Hotels Marketed for Sale				
Phoenix – Crescent	Sheraton	AZ	342	
Jacksonville – Baymeadows	Embassy Suites Hotel	FL	277	
Atlanta – Airport	Embassy Suites Hotel	GA	232	
Atlanta – Galleria	Sheraton Suites	GA	278	
St. Paul – Downtown	Embassy Suites Hotel	MN	208	
Dallas – Market Center	Embassy Suites Hotel	TX	244	
Canada				
Toronto – Airport	Holiday Inn	Ontario	446	
Toronto – Yorkdale	Holiday Inn	Ontario	370	
Hotels in Discontinued Operations				
Orlando– North [c]	Embassy Suites Hotel	FL	277	
Corpus Christi [c]	Embassy Suites Hotel	TX	150	
Dallas – DFW International Airport South [c]	Embassy Suites Hotel	TX	305	
Unconsolidated Hotel				
New Orleans – French Quarter – Chateau LeMoyne	Holiday Inn	LA	171	50%

(a) Excludes eight hotels in continuing operations that are currently being marketed for sale, three hotels in discontinued operations and two hotels acquired in May 2011.

(b) We own 100% of the real estate interests unless otherwise noted.

(c) This hotel was sold after June 30, 2011.

Management Agreements

At June 30, 2011, of our 77 Consolidated Hotels, (i) Hilton subsidiaries managed 48 hotels, (ii) IHG subsidiaries managed 15 hotels, (iii) Starwood subsidiaries managed seven hotels, (iv) Marriott subsidiaries managed three hotels, (v) a Fairmont subsidiary managed one hotel, (vi) a subsidiary of Morgans Hotel Group managed two hotels, and (vii) an independent management company managed one hotel.

The management agreements relating to 36 of our Consolidated Hotels contain the right and license to operate the hotels under specified brands. No separate franchise agreements exist, and no separate franchise fee is required for these 36 hotels. These hotels are managed by (i) IHG, under the Holiday Inn brand, (ii) Starwood, under the Sheraton and Westin brands, (iii) Hilton, under the Doubletree and Hilton brands, (iv) Marriott, under the Renaissance and Marriott brands, (v) Morgans Hotel Group, under Royalton and Morgans, and (vi) Fairmont, under the Fairmont brand.

Management Fees. Minimum base management fees generally range from 1-3% of total revenue, with the exception of our IHG-managed hotels, whose base management fees are 2% of total revenue plus 5% of room revenue. Most of our management agreements also allow for incentive management fees (generally ranging from 8.5% to 15%) that are subordinated to our return on investment. Incentive management fees are generally capped at 2 to 3% of total revenue (except for incentive management fees payable to Marriott, which are not limited).

We paid the following management fees (in thousands) with respect to our Consolidated Hotels during each of the following periods:

	Six months ended June 30,		Year ended December 31,		
	2011	**2010**	**2010**	**2009**	**2008**
Base fees	$ 13,776	$ 12,593	$ 25,611	$ 25,008	$ 30,076
Incentive fees	884	682	1,136	769	4,720
Total management fees	$ 14,660	$ 13,275	$ 26,747	$ 25,777	$ 34,796

Term and Termination. The management agreements with IHG terminate in 2018 for one hotel and 2025 for 14 hotels. The management agreements with Marriott terminate in 2025 for our Renaissance hotels and 2029 for our Marriott hotel, and these agreements may be extended to 2055 and 2039, respectively, at Marriott's option. The management agreement with Fairmont terminates in 2030 and may be extended to 2040 and 2050 at Fairmont's option. The management agreements with our other managers generally have initial terms of between 5 and 20 years, and the agreements are generally renewable beyond the initial term only upon the mutual written agreement of the parties. The management agreements covering our hotels expire after 2013, subject to any renewal rights, as follows:

	Number of management agreements expiring		
Manager	**2014**	**2015**	**Thereafter**
Hilton	5	5	38
IHG	—	—	15
Starwood	—	—	7
Marriott	—	—	3
Fairmont	—	—	1
Morgans	—	—	2
Other	—	1	—
Total	5	6	66

Management agreements are generally terminable upon the occurrence of standard events of default or if the hotel subject to the agreement fails to meet certain financial expectations. Upon termination for any reason, we generally will pay all amounts due and owing under the management agreement through the effective date of termination. If an agreement is terminated as a result of our default we may also be liable for damages suffered by the manager. If we sell a hotel managed by IHG, we may be required to pay IHG a monthly replacement management fee equal to the existing fee structure for up to one year and, thereafter, liquidated damages, or alternatively, reinvest the sale proceeds into another hotel to be branded under an IHG brand and managed by IHG. In addition, if we breach an IHG management agreement, resulting in termination, or otherwise cause or suffer IHG's termination for any reason other than an event of default by IHG, we may be liable for liquidated damages under the terms of that management agreement.

Assignment. Generally, neither party to a management agreement has the right to sell, assign or transfer the agreement to an unaffiliated third party without the prior written consent of the other party to the agreement, which consent shall not be unreasonably withheld. A change in control of FelCor will generally require each manager's consent.

Franchise Agreements

At June 30, 2011, 41 of our Consolidated Hotels operate under franchise or license agreements that are separate from our management agreements. All of these hotels are operated as Embassy Suites Hotels.

Our Embassy Suites franchise agreements grant us the right to the use of the Embassy Suites Hotels name, system and marks with respect to specified hotels and establish various management, operational, record-keeping, accounting, reporting and marketing standards and procedures with which the licensed hotel must comply. In addition, the franchisor establishes requirements for the quality and condition of the hotel and its furnishings, furniture and equipment, and we are obligated to expend such funds as may be required to maintain the hotel in compliance with those requirements. Typically, our Embassy Suites franchise agreements provide for a license fee, or royalty, of 4% to 5% of suite revenues. In addition, we pay approximately 3.5% to 4% of suite revenues as marketing and reservation system contributions for the systemwide benefit of Embassy Suites Hotels. We paid marketing and reservation systems contributions of $6.7 million and $6.6 million for the six months ended June 30, 2011 and 2010, respectively, and $12.9 million, $11.8 million and $15.8 million for the years ended December 31, 2010, 2009, and 2008, respectively. We paid Embassy Suites (Hilton) license fees with respect to our Consolidated Hotels during each of the following periods as follows (in thousands):

	Six months ended June 30,		Year ended December 31,		
Brand	**2011**	**2010**	**2010**	**2009**	**2008**
Embassy Suites Hotels	$ 7,672	$ 7,424	$ 14,612	$ 13,981	$ 16,698

Our typical Embassy Suites franchise agreement provides for a term of 10 to 20 years, but for 20-year agreements, we may terminate the license for any particular hotel on the 10th or 15th anniversary of the agreement upon payment of an amount equal to the license fees paid with respect to that hotel during the two immediately preceding years. The agreements provide no renewal or extension rights and are not assignable. If we breach one of these agreements, in addition to losing the right to use the Embassy Suites Hotels name for the applicable hotel, we may be liable, under certain circumstances, for liquidated damages equal to the fees paid to the franchisor with respect to that hotel during the three immediately preceding years. Franchise agreements covering five of our hotels expire in 2014, five expire in 2015, and the remaining agreements expire thereafter.

Competition

The lodging industry is highly competitive. Each of our hotels is located in a developed area that includes other hotel properties and competes for guests primarily with other full service and limited service hotels in its immediate vicinity and secondarily with other hotel properties in its geographic market. We believe that location, brand recognition, the quality of the hotel, the services provided, and price are the principal competitive factors affecting our hotels.

Environmental Matters

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real property may be liable for the removal or remediation of regulated materials on, under or in a property. These laws may impose liability whether or not the owner or operator knew of, or was responsible for, the presence of

such regulated materials. In addition, certain environmental laws and common law principles could be used to impose liability for release of asbestos-containing materials, and third parties may seek recovery from owners or operators of real property for personal injury associated with exposure to related asbestos-containing materials. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require corrective or other expenditures. In connection with our current or prior ownership of hotels or other real estate, we may be potentially liable for various environmental costs or liabilities.

We customarily obtain a Phase I environmental site assessment, or ESA, from an independent environmental consultant before acquiring a hotel. The principal purpose of an ESA is to identify indications of potential environmental contamination. ESAs of our hotels were designed to meet the requirements of the then current industry standards governing ESAs, and consistent with those requirements, none of the surveys involved testing of groundwater, soil or air. Accordingly, they do not represent evaluations of conditions at the studied sites that would be revealed only through such testing. Our ESA reports have not revealed any environmental liability that we believe would have a material adverse effect on our business, assets or results of operations, nor are we aware of any such liability. Nevertheless, it is possible that these reports do not reveal or accurately assess all material environmental conditions and that there are material environmental conditions of which we are unaware.

We believe that our hotels are in compliance, in all material respects, with all federal, state, local and foreign laws and regulations regarding hazardous substances and other environmental matters, the violation of which could have a material adverse effect on us. We have not been notified by any governmental authority or private party of any noncompliance, liability or claim relating to hazardous substances or other environmental matters in connection with any of our current or former properties that we believe would have a material adverse effect on our business, assets or results of operations. However, obligations for compliance with environmental laws that arise or are discovered in the future may adversely affect our financial condition.

Tax Status

As a partnership for U.S. federal income tax purposes, we are not subject to U.S. federal income tax. However, under our partnership agreement, we are required to reimburse FelCor for any tax payments they are required to make. Accordingly, the tax information herein represents disclosures regarding FelCor and its taxable subsidiaries.

FelCor elected to be treated as a REIT under the U.S. federal income tax laws. As a REIT, FelCor generally is not subject to U.S. federal income taxation at the corporate level on taxable income that is distributed to its stockholders. FelCor may, however, be subject to certain state and local taxes on income and property and to U.S. federal income and excise taxes on its undistributed taxable income. FelCor's taxable REIT subsidiaries, or TRSs, formed to lease our hotels are subject to U.S. federal, state and local income taxes. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its annual taxable income to its stockholders. If FelCor fails to qualify as a REIT in any taxable year for which the statute of limitations remains open, it will be subject to U.S. federal income taxes at regular corporate rates (including any applicable alternative minimum tax) for such taxable year and may not qualify as a REIT for four subsequent years. In connection with FelCor's election to be treated as a REIT, its charter imposes restrictions on the ownership and transfer of shares of FelCor's common stock. We expect to make distributions on our units, sufficient to enable FelCor to meet its distribution obligations as a REIT. At December 31, 2010, FelCor had a U.S. federal income tax loss carryforward of $169.4 million, and our TRSs had a U.S. federal income tax loss carry-forward of $329.2 million.

Employees

We have no employees. FelCor as our sole general partner performs our management functions. At June 30, 2011, FelCor had 67 full-time employees. No one employed in the day-to-day operation of our hotels is FelCor's employee. All are employed by the management companies that operate our hotels on our behalf.

Legal Proceedings

At June 30, 2011, there was no litigation pending or known to be threatened against us or affecting any of our hotels, other than claims arising in the ordinary course of business or that otherwise are not considered to be material. Furthermore, most of these ordinary-course-of-business claims are substantially covered by insurance. We do not believe that any claims known to us, individually or in the aggregate, will have a material adverse effect on us.

COLLATERAL HOTELS

We have agreed to secure the Notes with, among other things, first lien mortgages on six hotels, including Royalton and Morgans, that are either wholly-owned or leased by us and certain of our subsidiaries and pledges of the equity ownership interests in the entities that own or lease those hotels. In addition, the Initial Notes have, and the Exchange Notes will have, the benefit of a negative pledge with respect to these hotels. The following table and narrative information described these six hotels, which we sometimes refer to herein as collateral hotels.

Description of Collateral Hotels

Hotel	Brand	Location	Rooms	Ownership	Interest	Gross Book Value at December 31, 2010 (in thousands)[1]
Esmeralda Resort and Spa	Renaissance	Indian Wells, CA	560	100%	Fee	$ 118,672
Vinoy St. Petersburg Resort & Golf Club	Renaissance	St. Petersburg, FL	361	100%	GL=2090[2]	$ 121,559 [3]
					GL=2088	
					GL=2088	[4]
Copley Plaza	Fairmont	Boston, MA	383	100%	Fee	$ 98,651
Los Angeles-International Airport/South	Embassy Suites Hotel	Los Angeles, CA	349	100%	Fee	$ 31,737 [5]
Royalton	Independent	New York, NY	168	100%	Fee	$ 88,200
Morgans	Independent	New York, NY	114	100%	Fee	$ 51,800 [5]

_____

(1) With the exception of Royalton and Morgans, as noted below, gross book value represents historical amounts invested in these properties before depreciation. Gross book value does not equate to current market value; in some cases, current market value may be substantially less that gross book value.

(2) Ground leases covering the hotel, golf course and marina facility, respectively. The Initial Notes are, and the Exchange Notes will be, secured with first lien mortgages on our leasehold interest in the hotel and golf course, but we are unable to grant a mortgage on our leasehold interest in the marina facility. We will, however, be restricted from placing any unpermitted lien on the marina facility.

(3) Includes gross book value of $4.7 million related to the marina facility.

(4) Excludes $23 million in redevelopment expenditures expected to be completed in 2012.

(5) Reflects the allocated purchase prices for Royalton and Morgans.

The Renaissance Esmeralda Resort & Spa, a four-star resort in Indian Wells, California sits in the heart of the lush Coachella Valley against the backdrop of the Santa Rosa Mountains. The Esmeralda, which has been listed on Condé Nast Traveler's gold list of world's best places to stay and as one of Travel + Leisure's 500 greatest hotels in the world, provides guests with a four-star sanctuary with first class service, 560 guestrooms and suites, three swimming pools, a fitness center, a luxury spa, two restaurants, a popular nightclub and over 100,000 square feet of meeting space, including the 16,500 square-foot Emerald Ballroom featuring dramatic floor-to-ceiling views of the surrounding mountains. In addition, as part of the Indian Wells Golf Resort, the hotel enjoys favored access to two 18-hole championship golf courses. The hotel had a 93% RevPAR market share index in 2010.

The Vinoy St. Petersburg Renaissance Resort & Golf Club is the legendary showplace of the St. Petersburg, Florida waterfront, and features 361 newly-renovated guest rooms and is the only luxury hotel on Florida's west coast with the combination of a private marina, 18-hole golf course and 12-court tennis complex. The hotel enjoys an ideal location on Tampa Bay and is just minutes from the excitement of St. Pete Beach. A fine example of 1920s Mediterranean Revival architecture, the Vinoy is listed on the National Register of Historic Places, was listed as one of the 500 greatest hotels and resorts in the world by Travel + Leisure magazine and as one of the world's best places to stay by the readers of Condé Nast Traveler. The hotel offers its guests a truly premium experience, with elegant surroundings, flawless service, innovative restaurants and a total of 62,000 square feet of superb meeting space (including 20,000 square feet available outdoors). In 2010, the hotel underwent a $3.9 million renovation, including investments in guestrooms and corridors and the hotel is currently undergoing a lobby renovation to be completed in the third quarter of 2011. The hotel had a 116% RevPAR market share index for 2010.

The Fairmont Copley Plaza is located on Copley Square in the heart of Boston's Back Bay neighborhood, and is a symbol of Boston's rich history and elegance. Boasting 383 lavish guestrooms and suites, approximately 23,000 square feet of meeting and social space (including an extraordinary Grand Ballroom and the famous Oval Room), the iconic Fairmont Copley Plaza has been the hotel for generations of Boston high society. We purchased this AAA Four Diamond award-winning hotel in August 2010 for $98.5 million. RevPAR for this hotel grew 9.3% in the fourth quarter, the first full quarter of our ownership, which was much better than our remaining portfolio. Its fourth quarter RevPAR ($172) was more than double the RevPAR for our overall portfolio. We are currently investing more than $20 million to renovate and upgrade the guestrooms, bathrooms, corridors and public spaces, including the lobby, restaurant and bar and a new, state-of-the-art rooftop fitness center and outdoor sundeck. This redevelopment project, which will be completed in 2012, will allow the hotel to further improve its already superior market share. The hotel had a 107% RevPAR market share index in 2010.

The Embassy Suites Hotel Los Angeles-International Airport/South features 349 suites and 10,000 feet of meeting space. The all-suite hotel differentiates itself with its open atrium, a complimentary cooked-to-order breakfast, and a manager's reception every evening. The hotel is located directly across from the airport in El Segundo, strategically located on the corner of Sepulveda and Imperial Highway. This location has high barriers to entry with no new supply in the LAX submarket during the last twelve months and only 0.4% of existing rooms currently under construction. This all-suite hotel is located adjacent to the LA Air Force Base and Southern California's Defense and Aerospace community and is only three miles from Manhattan Beach. The hotel enjoys stable demand generated by government and various corporate sectors, and has consistently performed better than our remaining portfolio from 2004 through 2010. The hotel had a 122% RevPAR market share index for 2010.

Royalton is located on West 44th Street, between Fifth and Sixth Avenues. It features a cutting-edge Philippe Starck design, comprised of 168 guest rooms, including 24 lofts and alcove suites, 1,500 square feet of meeting space, the Brasserie 44 restaurant and adjacent Bar 44, as well as fitness and business centers. In 2007, the hotel underwent a $20.2 million renovation (approximately $120,000 per key), including re-establishing its legendary lobby as a prominent New York locale. In 2010, an additional lobby bar was added for $1.5 million. Royalton has an enviable location in the heart of midtown Manhattan. Bryant Park, Times Square, Rockefeller Center, shopping on Fifth and Madison Avenues and Grand Central Terminal are all located within five blocks. This area benefits from some of the highest barriers to new supply of any market in the world. The hotel had a 90% RevPAR market share index for 2010.

Morgans, the original "boutique" hotel, is located on Madison Avenue, between 37th and 38th Streets. The 19-story hotel comprises 114 guest rooms and 1,500 square feet of meeting space, as well as a "living room" and fitness center on the first guestroom level. Morgans also includes a full-service restaurant, Asia de Cuba. The hotel recently underwent a renovation in 2008, for $10.3 million (approximately $90,000 per key). The area surrounding Morgans is among Manhattan's most dynamic and desirable neighborhoods, with over six million square feet of office space. The hotel benefits from its proximity to many diverse, major corporate headquarters, including some of the biggest and most recognized names in advertising, banking, fashion, cosmetics and pharmaceuticals. The hotel is also centrally located near major tourist attractions, such as the Empire State Building, the Chrysler Building, the United Nations, Grand Central Terminal, Bryant Park and Madison Square Garden, as well as Fifth Avenue and Madison Avenue shopping. The hotel had a 118% RevPAR market share index for 2010.

The following tables provide key operating data and Hotel EBITDA for our collateral hotels for the periods shown:

Hotel Operating Data

| | Occupancy | | | | ADR | | | |
| | Year ended December 31, | | | | Year ended December 31, | | | |
	2010	**2009**	**2008**	**2007**	**2010**	**2009**	**2008**	**2007**
Esmeralda Resort and Spa	50.2 %	50.0 %	58.7 %	62.6 %	$157.47	$ 164.57	$ 182.61	$ 188.94
Vinoy Resort & Golf Club	70.7 %	71.6 %	73.8 %	74.9 %	$159.94	$ 167.32	$ 189.76	$ 191.15
Copley Plaza[(1)]	72.3 %	70.5 %	75.8 %	76.3 %	$233.32	$ 229.60	$ 257.89	$ 256.08
International Airport/South	75.9 %	73.3 %	78.3 %	76.4 %	$125.69	$ 126.18	$ 146.03	$ 147.70
Royalton	88.5 %	87.1 %	88 %	84.7 %	$293.89	$ 276.02	$ 389.73	$ 384.31
Morgans	89.8 %	87 %	81.1 %	86.4 %	$261.33	$ 244.93	$ 350.72	$ 342.15
Collateral Hotels[(1)]	**68.7%**	**67.7%**	**72.1%**	**73.1%**	**$190.72**	**$ 189.59**	**$ 223.05**	**$ 220.56**

| | RevPar | | | | Market share | | | |
| | Year ended December 31, | | | | Year ended December 31, | | | |
	2010	**2009**	**2008**	**2007**	**2010**	**2009**	**2008**	**2007**
Esmeralda Resort and Spa	$ 78.98	$ 82.22	$ 107.27	$ 118.18	93.0 %	90.2 %	95.3 %	104.0 %
Vinoy Resort & Golf Club	$ 113.07	$ 119.85	$ 140.08	$ 143.08	116.3 %	117.1 %	128.3 %	125.4 %
Copley Plaza[(1)]	$ 168.73	$ 161.89	$ 195.37	$ 195.41	106.6 %	110.3 %	107.5 %	103.6 %
International Airport/South	$ 95.40	$ 92.49	$ 114.29	$ 112.87	122.4 %	122.6 %	122.4 %	122.7 %
Royalton	$ 260.14	$ 240.49	$ 342.99	$ 325.68	90.2 %	97.0 %	106.2 %	96.5 %
Morgans	$ 234.72	$ 213.10	$ 284.59	$ 295.55	118.1 %	111.7 %	109.0 %	106.7 %
Collateral Hotels[(1)]	**$ 131.02**	**$ 128.36**	**$ 160.86**	**$ 161.21**	**103.7%**	**106.5%**	**109.2%**	**107.9%**

| **Hotel EBITDA (in 000s)** | Year ended December 31, | | | |
	2010	**2009**	**2008**	**2007**
Collateral Hotels[(1)]	16,029	18,509	37,537	39,054

(1) Includes data prior to our acquisition of the Fairmont Copley Plaza in August 2010 and our recent acquisition of Royalton and Morgans.

DESCRIPTION OF MATERIAL INDEBTEDNESS

10% Senior Notes

As of June 30, 2011 we had issued and outstanding $455 million in aggregate principal amount of 10% senior notes due in October 2014, or our 10% Notes.

The indenture for our 10% Notes contains covenants and restrictions that are customary for senior notes of this nature. These covenants and restrictions limit, among other things, our ability to:

- pay dividends and other distributions with respect to our equity interests and purchase, redeem or retire our equity interests;

- incur additional indebtedness and issue preferred equity interest;

- enter into certain asset sales;

- enter into transactions with affiliates;

- incur liens on assets to secure certain debt; and

- engage in certain merger or consolidations and transfers of assets.

The indenture also limits our restricted subsidiaries' ability to create restrictions on making certain payments and distributions.

Our 10% Notes are secured by, among other things, a pledge of the limited partner interests in FelCor LP owned by FelCor, and first lien mortgages, equity pledges, and/or negative pledges with respect to up to 14 hotels owned or leased by FelCor LP or its subsidiaries.

The 10% Notes are also guaranteed by FelCor and those subsidiaries of FelCor LP that own the collateral hotels.

Line of Credit Facility

As of June 30, 2011, we did not have any amounts outstanding under the Line of Credit Facility. The Line of Credit Facility matures in August 2014, although the borrowers have a one-year extension option (subject to certain conditions). Borrowings under the Line of Credit Facility bear a variable interest rate of LIBOR (no floor) plus 4.50%. In addition to the interest payable on amounts outstanding under the credit agreement, the borrowers will pay a quarterly 0.50% fee, based on the unused portion of the Line of Credit Facility. The Line of Credit Facility is guaranteed by FelCor and FelCor LP. The covenants in the Line of Credit Facility are applicable exclusively to the borrowers and generally not applicable to FelCor or FelCor LP. However, FelCor and FelCor LP must comply with certain covenants as articulated in the indenture that governs our 10% Notes as those covenants were in effect as of March 4, 2011 (when the Line of Credit Facility was established), regardless of whether that indenture has been otherwise modified, has expired or is terminated.

The Line of Credit Facility is secured by 11 hotels and pledges of the equity interest of the borrowers.

Mortgage Debt

At June 30, 2011, we had a total of $1.6 billion of consolidated secured debt with 64 encumbered consolidated hotels having a $1.9 billion aggregate net book value.

Except in the case of our 10% Notes and Line of Credit Facility, our mortgage debt is generally recourse solely to the specific hotels securing the debt except in case of fraud, misapplication of funds and certain other limited recourse carve-out provisions, which could extend recourse to us. Much of our secured debt allows us to substitute collateral under certain conditions and is prepayable, subject to various prepayment, yield maintenance or defeasance obligations.

Much of our secured debt includes lock-box arrangements under certain circumstances. We are permitted to spend an amount required to cover our budgeted hotel operating expenses, taxes, debt service, insurance and capital expenditure reserves even if revenues are flowing through a lock-box in cases where a specified debt service coverage ratio is not met. With the exception of one hotel, all of our consolidated loans subject to lock-box provisions currently exceed the applicable minimum debt service coverage ratios at June 30, 2011.

DESCRIPTION OF THE NOTES AND GUARANTEES

The Initial Notes were, and the Exchange Notes will be, issued under an indenture (as supplemented, the "Indenture") by and among FelCor LP, as issuer, FelCor and the Subsidiary Guarantors, as guarantors, and Wilmington Trust Company, as trustee (in such capacity, the "Trustee") and Deutsche Bank Trust Company Americas, as collateral agent (in such capacity, the "Collateral Agent"), registrar (in such capacity, the "Registrar") and paying agent (in such capacity, the "Paying Agent"). The terms of the Initial Notes and the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. The terms of the Exchange Notes will be substantially identical to the terms of the Initial Notes, except for certain transfer restrictions and registration rights relating to the Initial Notes.

For purposes of this section, we refer to FelCor Lodging Trust Incorporated as FelCor and FelCor Lodging Limited Partnership as FelCor LP. Unless otherwise indicated or the context otherwise requires, the words "we," "our" and "us" refer to FelCor, FelCor LP and their respective subsidiaries, collectively.

The following summary of certain provisions of the Indenture, the Notes, the Collateral Documents and the Escrow Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of those agreements, including the definitions of certain terms therein. More specific terms as well as definitions of relevant terms can be found in the Indenture and the Trust Indenture Act of 1939. You can find definitions of certain capitalized terms used in this description under "-Certain Definitions."

General

The Initial Notes are in the aggregate principal amount of $525 million. The Initial Notes are, and the Exchange Notes will be, senior secured obligations of FelCor LP. The Notes will mature on June 1, 2019. The Notes will be guaranteed by FelCor and the Subsidiary Guarantors and secured by first lien mortgages on six hotels owned by certain subsidiaries of FelCor LP, and pledges of the equity interests of these wholly-owned subsidiaries of FelCor LP, subject to limited exceptions. The Notes will be secured only by the foregoing collateral and certain related operating assets, and will not be secured by any other assets of FelCor, FelCor LP or any of their subsidiaries. In addition, the Notes will have the benefit of a negative pledge with respect to the foregoing assets.

Principal of, premium, if any, and interest on the Notes will be payable, and the Initial Notes may be exchanged or transferred, at the office or agency of FelCor LP in the Borough of Manhattan, The City of New York, which initially will be the corporate trust office of the Paying Agent, Deutsche Bank Trust Company Americas, 60 Wall Street, New York, New York 10005; provided that, at the option of FelCor LP, payment of interest may be made by check mailed to the holders at their addresses as they appear in the security register for the Notes.

The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple. No service charge will be made for any registration of transfer or exchange of Notes, but FelCor LP may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with a registration of transfer.

Subject to the covenants described below under "-Covenants" and applicable law, FelCor LP may issue additional notes under the Indenture. The Initial Notes, the Exchange Notes, and any additional notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture.

Interest

Interest on the Notes will be payable semi-annually in cash on each June 1 and December 1 commencing on December 1, 2011, to the persons who are registered holders, at the close of business on May 15 and November 15 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

The Notes will bear interest at a rate of 6.75% per annum.

Guarantees

The Initial Notes are, and the Exchange Notes will be, fully and unconditionally guaranteed as to principal, premium, if any, and interest, jointly and severally, by FelCor and the Subsidiary Guarantors. If we default in the payment of principal of, or premium, if any, or interest on, any of the Notes when and as the same become due, whether upon maturity, acceleration, call for redemption, Change of Control, offer to purchase or otherwise, without the necessity of action by the Trustee, the Collateral Agent or any holder, FelCor and the Subsidiary Guarantors shall be required promptly to make such payment in full. The Indenture provides that FelCor and the Subsidiary Guarantors will be released from their obligations as guarantors under the Notes under certain circumstances. The guarantees are unconditional regardless of the enforceability of the Notes or the Indenture. The obligations of FelCor and the Subsidiary Guarantors are limited in a manner intended to avoid such obligations being construed as fraudulent conveyances under applicable law.

Each of our current and future Restricted Subsidiaries that subsequently guarantees any Indebtedness (the "Guaranteed Indebtedness") of FelCor LP, FelCor or any Subsidiary Guarantor (each a "Future Subsidiary Guarantor") will be required to guarantee the Notes and any other series of senior securities guaranteed by the Subsidiary Guarantors. If the Guaranteed Indebtedness is (A) equal in right of payment with the Notes, then the guarantee of such Guaranteed Indebtedness shall be equal in right of payment with, or subordinated in right of payment to, the Subsidiary Guarantee or (B) subordinated in right of payment to the Notes, then the guarantee of such Guaranteed Indebtedness shall be subordinated in right of payment to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated in right of payment to the Notes.

Subject to compliance with the preceding paragraph, the Indenture provides that any guarantee by a Subsidiary Guarantor will be automatically and unconditionally released upon (1) the sale or other disposition of all of the Capital Stock of the Subsidiary Guarantor or the sale or disposition of all or substantially all of the assets of the Subsidiary Guarantor, (2) the consolidation or merger of any such Subsidiary Guarantor with any person other than FelCor LP or a Subsidiary of FelCor LP, if, as a result of such consolidation or merger, such Subsidiary Guarantor ceases to be a subsidiary of FelCor LP, (3) a legal defeasance or covenant defeasance of the Indenture, (4) the unconditional and complete release of such Subsidiary Guarantor in accordance with the "Modification and Waiver" provisions of the Indenture, or (5) the designation of a Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary under and in compliance with the Indenture.

Security

The Initial Notes are, and the Exchange Notes will be, secured by first lien mortgages on six hotels owned by certain subsidiaries of FelCor LP, and pledges of the equity interests of these wholly-owned subsidiaries of FelCor LP (collectively, and together with the related operating assets, the "Collateral"). The Initial Notes are, and the Exchange Notes will be, secured only by the foregoing Collateral and certain related operating assets (which shall be deemed not to include any personal property that requires perfection other than by the filing of a financing statement), and will not be secured by any other assets of FelCor, FelCor LP or any of their subsidiaries. The Collateral securing the Notes will be pledged in favor of the Collateral Agent. In addition to the Collateral, the Notes will have the benefit of a negative pledge with respect to the Collateral.

In the future, certain Indebtedness, including additional notes issued under the Indenture, may be equally and ratably secured by the Collateral if additional assets are added to the Collateral (any such Indebtedness is referred to herein as "Additional Pari Passu Indebtedness") If Additional Pari Passu Indebtedness is issued that is equally and ratably secured by the Collateral, then (except in the case of additional notes issued under the Indenture) the Intercreditor Agreement will be entered into between an intercreditor agent, the applicable creditors and trustees, including the Collateral Agent, acting on behalf of all of the holders of the notes secured by the Collateral, for the purpose of establishing the sharing provisions with respect to the rights and remedies in respect of the Collateral and any Additional Pari Passu Collateral. In this case, the rights of the Trustee or the Collateral Agent, as applicable, or the holders to foreclose upon and sell the Collateral upon the occurrence of an event of default will also be subject to the Intercreditor Agreement in addition to the limitations under bankruptcy laws.

The hotels included in the Collateral (together with any future hotels that constitute Replacement Property Collateral, collectively, the "Restricted Hotels") are described in the following table.

Hotel	Brand	Location
Esmeralda Resort and Spa	Renaissance	Indian Wells, CA
Vinoy Resort & Golf Club	Renaissance	St. Petersburg, FL
Copley Plaza	Fairmont	Boston, MA
International Airport/South	Embassy Suites Hotel	Los Angeles, CA
Royalton	Independent	New York, NY
Morgans	Independent	New York, NY

Limitations on Stock Collateral

The Capital Stock and other securities of a Subsidiary of FelCor LP that are owned by FelCor LP or any Subsidiary Guarantor will constitute Collateral only to the extent that such Capital Stock and other securities can secure the Notes without Rule 3-16 of Regulation S-X under the Securities Act (or any other law, rule or regulation) requiring separate financial statements of such Subsidiary to be filed with the Commission (or any other governmental agency). In the event that Rule 3-16 of Regulation S-X under the Securities Act requires or is amended, modified or interpreted by the Commission to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the Commission (or any other governmental agency) of separate financial statements of any Subsidiary of FelCor LP due to the fact that such Subsidiary's Capital Stock and other securities secure the Notes, then the Capital Stock and other securities of such Subsidiary shall automatically be deemed not to be part of the Collateral (but only to the extent necessary to not be subject to any such financial statement requirement and only for so long as such financial statement requirement would otherwise have been applicable to such Subsidiary). In such event, the Collateral Documents may be amended or modified, without the consent of any holder of Notes, to the extent necessary to release the security interests in the shares of Capital Stock and other securities that are so deemed to no longer constitute part of the Collateral. Notwithstanding the foregoing, neither FelCor LP nor any subsidiary shall take any action in the form of a reorganization, merger or other restructuring a principal purpose of which is to provide for the release of the Lien on any Capital Stock pursuant to this paragraph.

In the event that Rule 3-16 of Regulation S-X under the Securities Act permits or is amended, modified or interpreted by the Commission to permit (or its replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) such Subsidiary's Capital Stock and other securities to secure the Notes in excess of the amount then pledged without the filing with the Commission (or any other governmental agency) of separate financial statements of such Subsidiary, then the Capital Stock and other securities of such Subsidiary shall automatically be deemed to be a part of the Collateral (but only to the extent necessary to not be subject to any such financial statement requirement). In such event, the Collateral Documents may be amended or modified, without the consent of any holder of Notes, to the extent necessary to subject to the Liens under the Collateral Documents such additional Capital Stock and other securities.

In accordance with the limitations set forth in the two immediately preceding paragraphs, the Collateral will include shares of Capital Stock and other securities of Subsidiaries of FelCor LP only to the extent that the applicable value of such Capital Stock and other securities (on a Subsidiary-by-Subsidiary basis) is less than 20% of the aggregate principal amount of the Notes outstanding. Therefore, the portion of the Capital Stock and other securities of Subsidiaries constituting Note Collateral may decrease or increase as described above. See "Risk Factors-The capital stock securing the Notes will automatically be released from the collateral to the extent the pledge of such collateral would require the filing of separate financial statements for any of our subsidiaries with the SEC."

Release of Collateral

The Grantors will be entitled to the releases of the assets and properties included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

- to enable the disposition of such assets and properties to the extent not prohibited under the covenants described under "-Covenants-Limitations on Collateral Asset Sales"; or

- as described under "-Modification and Waiver" below.

The security interests in all the Collateral securing the Notes and the applicable Subsidiary Guarantees will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest (including Additional Interest, if any) on, the Notes and all other obligations under the Indenture, the Subsidiary Guarantees and the Collateral Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest (including Additional Interest, if any), is paid, or (ii) a legal defeasance or covenant defeasance under the Indenture or a discharge of the Indenture, each as described under "-Defeasance and Discharge."

The Collateral Agent's ability to foreclose upon the Collateral is limited by applicable bankruptcy laws. See "Risk Factors-The collateral agent or the trustee under the indenture may be unable to foreclose on the collateral, or exercise associated rights, and pay you any amount due on the Exchange Notes."

Sufficiency of Collateral

In the event of foreclosure on the Collateral, the proceeds from the sale of the Collateral may not be sufficient to satisfy in full the obligations under the Notes. The amount to be received upon such a sale would be dependent on numerous factors, including but not limited to the timing and the manner of the sale. In addition, there can be no assurance that the Collateral can be sold in a short period of time in an orderly manner. A significant portion of the Collateral includes assets or properties that may only be usable, and thus retain value, as part of the operations of one or more of the Grantors. Accordingly, any such sale of such Collateral separate from the sale of the operation of one or more of the Grantors may not be feasible or of significant value.

Further Assurances; Third-Party Agreement; Operations

FelCor LP, FelCor and their Restricted Subsidiaries will use their commercially reasonable efforts to do or cause to be done all things reasonably necessary to preserve, renew and keep in full force and effect their existing rights, licenses, permits and insurances that are material to any Restricted Hotel to the extent consistent with their ordinary course ownership and asset management of a hotel and comply in all material respects with all of their material agreements applicable to all Restricted Hotels. FelCor LP and its Restricted Subsidiaries will promptly notify the Trustee and the Collateral Agent of the giving or receipt of any notice of any material default under any material agreement applicable to the Restricted Hotels. FelCor, FelCor LP and the Restricted Subsidiaries will do or cause to be done all acts and things which may be reasonably required, or which the Collateral Agent may reasonably request, to assure and confirm the Collateral Agent holds enforceable and perfected first priority liens (subject to permitted liens) upon all real and personal property (including after-acquired property relating to the Restricted Hotels) that is subject to any Lien securing the Notes to the extent required by the Collateral Documents.

Intercreditor Matters

The Initial Notes are, and the Exchange Notes and all other Additional Pari Passu Indebtedness permitted to be secured in accordance with the definition of Additional Pari Passu Indebtedness will be, subject to the terms of the Intercreditor Agreement, provided that no such arrangement shall be required solely in the case that additional notes are issued in accordance with the Indenture. The provisions of the Intercreditor Agreement do not limit the amount of Indebtedness that FelCor LP can incur and secure.

The statements under this section are summaries of certain terms and provisions of the Intercreditor Agreement. They do not purport to be complete and are qualified in their entirety by reference to all the provisions in the Intercreditor Agreement.

Upon the incurrence of Additional Pari Passu Indebtedness in accordance with the terms of the Indenture and the Collateral Documents, FelCor LP, the Guarantors, an intercreditor agent (in such capacity, the "Intercreditor Agent") and the Collateral Agent will enter into an intercreditor agreement to establish the terms of the relationship among the holders of the Notes and the holders of any series of Additional Pari Passu Indebtedness (the "Intercreditor Agreement"). Although the holders of the Notes will not be party to the Intercreditor Agreement, by their acceptance of the Notes they will agree to be bound thereby and the holders of the Notes and Additional Pari Passu Indebtedness also specifically authorize the Collateral Agent to enter into the Intercreditor Agreement on their behalf and authorize the Intercreditor Agent to take all actions provided for under the terms of the Intercreditor Agreement and the holders of Notes and Additional Pari Passu Indebtedness will be bound by such actions. The Notes and any Additional Pari Passu Indebtedness are collectively referred to as "Collateral Debt."

The Intercreditor Agreement will provide, among other things, that:

(i) the holders of the Notes and the holders of Additional Pari Passu Indebtedness shall share equal priority and pro rata entitlement in and to the Collateral and the Additional Pari Passu Collateral;

(ii) the Collateral and the Additional Pari Passu Collateral shall only be substituted or released and Liens shall only be granted on the Collateral and the Additional Pari Passu Collateral to the extent permitted under both the Indenture and the documents governing the Additional Pari Passu Indebtedness, and the terms for substitution or release of Collateral and the Additional Pari Passu Collateral shall be substantially similar to the terms of the other Collateral Documents;

(iii) in connection with any matter under the Intercreditor Agreement requiring a vote of holders of the Notes and/or any series of Additional Pari Passu Indebtedness, each such holder eligible to vote will cast its votes in accordance with the documents governing such Collateral Debt, as applicable, and in accordance with the outcome of the applicable vote of holders of such Collateral Debt, the representative of each will cast all of its votes as a block in respect of any vote under the Intercreditor Agreement;

(iv) the Intercreditor Agent may await written direction by holders (or their agent or representative) of the series of Collateral Debt (the "Controlling Secured Party") constituting a majority of all Collateral Debt and will act, or decline to act, as directed by such holders (or their agent or representative), in the exercise and enforcement of any interests, rights, powers and remedies in respect of the Collateral and Additional Pari Passu Collateral or under the definitive documents thereof or applicable law and, following the initiation of such exercise of remedies, the Intercreditor Agent will act, or decline to act, with respect to the manner of such exercise of remedies as directed by such holders (or their agent or representative); and

(v) there will be a customary 180 days standstill provision which will provide that before the holders of any series of Collateral Debt that does not constitute a majority thereof may take enforcement action (a) an event of default, as defined in documents governing such Collateral Debt shall have occurred, (b) written notice shall have been provided to holders of all Collateral Debt and (c) such Collateral Debt shall be currently due and payable in full (whether as a result of acceleration thereof or otherwise); provided that any action taken will be stayed and will not occur and will be deemed not to have occurred with respect to the Collateral and the Additional Pari Passu Collateral (1) at any time the Intercreditor Agent has commenced and is diligently pursuing any, enforcement action with respect to the Collateral and Additional Collateral or (2) at any time FelCor LP or the Guarantor that has granted any such Collateral and/or Additional Collateral is then a debtor under or with respect to (or otherwise subject to) any insolvency or liquidation proceeding.

None of the holders of the Notes (their agent or representative) nor any holders of Additional Pari Passu Indebtedness (their agent or representative) may institute any suit or assert in any suit, bankruptcy, insolvency or other proceeding any claim against the Collateral Agent or any other party entitled to the benefit of the Intercreditor Agreement seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Collateral. In addition, none of the holders of the Notes (their agent or representative) nor any holders of Additional Pari Passu Indebtedness (their agent or representative) may seek to have any Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Collateral. If any holders of the Notes (their agent or representative) or any holders of Additional Pari Passu Indebtedness (their agent or representative) obtains possession of any Collateral or realizes any proceeds or payment in respect thereof, at any time prior to the discharge of the other, as applicable, then it must hold such Collateral, proceeds or payment in trust for such other and promptly transfer such Collateral, proceeds or payment to the Collateral Agent to be distributed in accordance with the Intercreditor Agreement.

If FelCor LP, FelCor or any Guarantor becomes subject to any bankruptcy case and as debtor(s)-in-possession, moves for approval of financing (the "DIP Financing") to be provided by one or more lenders (the "DIP Lenders") under Section 364 of the Bankruptcy Code or the use of cash collateral under Section 363 of the Bankruptcy Code, each of the holders of the Notes (through their agent or representative) and any holders of Additional Pari Passu Indebtedness (through their agent or representative) will agree not to object to any such financing or to the Liens on the Collateral securing the same (the "DIP Financing Liens") or to any use of cash collateral that constitutes Collateral, unless the Controlling Secured Party, shall then oppose or object to such DIP Financing or such DIP Financing Liens or use of cash collateral (and (i) to the extent that such DIP Financing Liens are senior to the Liens on any such Collateral for the benefit of the Controlling Secured Parties, each other secured party thereunder (the "Non-Controlling Secured Parties") will subordinate its Liens with respect to such Collateral on the same terms as the Liens of the Controlling Secured Parties (other than any Liens of any secured parties under the Intercreditor Agreement constituting DIP Financing Liens) are subordinated thereto, and (ii) to the extent that such DIP Financing Liens rank pari passu with the Liens on any such Collateral granted to secure the obligations of the Controlling Secured Parties, each Non-Controlling Secured Party will confirm the priorities with respect to such Collateral as set forth in the Intercreditor Agreement), in each case so long as:

(A)   the secured parties of each series thereunder retain the benefit of their Liens on all such Collateral pledged to the DIP Lenders, including proceeds thereof arising after the commencement of such proceeding, with the same priority vis-a-vis all the other secured parties (other than any Liens of the secured parties constituting DIP Financing Liens) as existed prior to the commencement of the bankruptcy case,

(B)   the secured parties of each series thereunder are granted Liens on any additional collateral pledged to any secured parties thereunder as adequate protection or otherwise in connection with such DIP Financing or use of cash collateral, with the same priority vis-a-vis the secured parties as set forth in the Intercreditor Agreement,

(C)   if any amount of such DIP Financing or cash collateral is applied to repay any of the secured parties thereunder, such amount is applied pursuant to the Intercreditor Agreement, and

(D)   if any secured parties are granted adequate protection, including in the form of periodic payments, in connection with such DIP Financing or use of cash collateral, the proceeds of such adequate protection is applied pursuant to the Intercreditor Agreement;

provided that the secured parties of each series shall have a right to object to the grant of a Lien to secure the DIP Financing over any assets or property subject to Liens in favor of the secured parties of such series or its representative that shall not constitute Collateral; and provided, further, that the secured parties receiving adequate protection shall not object to any other secured party receiving adequate protection comparable to any adequate protection granted to such secured parties in connection with a DIP Financing or use of cash collateral.

Optional Redemption

Optional Redemption. Except as described below, FelCor LP does not have the right to redeem any Notes prior to maturity.

The Notes will be redeemable at the option of FelCor LP, in whole or in part, at any time, and from time to time, on and after June 1, 2015, upon not less than 30 days' nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing June 1 of the years indicated below, in each case together with accrued and unpaid interest thereon to the redemption date:

Year	Redemption Price
2015	103.375%
2016	101.688%
2017 and thereafter	100.000%

Optional Redemption upon Equity Offerings. At any time, or from time to time, on or prior to 2014, FelCor LP may, at its option, use the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the principal amount of the Notes at a redemption price of 106.750% of the principal amount thereof, together with accrued and unpaid interest and Additional Interest, if any, to the date of redemption; provided that:

(1)   at least 65% of the principal amount of the Notes issued under the Indenture remains outstanding immediately after such redemption; and

(2)   FelCor LP makes such redemption not more than 90 days after the consummation of any such equity offering

Make-Whole Premium. In addition, at any time and from time to time prior to June 1, 2015, FelCor LP and FelCor may, at their option, redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium with respect to the Notes plus accrued and unpaid interest and Additional Interest, if any, thereon to the redemption date. Notice of such redemption must be mailed to holders of the Notes called for redemption not less than 15 nor more than 60 days prior to the redemption date. The notice need not set forth the Applicable Premium but only the manner of calculation of the redemption price. The Indenture will provide that, with respect to any such redemption, FelCor LP and FelCor will notify the Trustee of the Applicable Premium with respect to the Notes promptly after the calculation and that the Trustee will not be responsible for such calculation.

"Adjusted Treasury Rate" means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities" for the maturity corresponding to the Comparable Treasury Issue with respect to the Notes called for redemption (if no maturity is within three months before or after June 1, 2015, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third business day immediately preceding the redemption date, plus, in the case of each of clause (i) and (ii), 0.50%.

"Applicable Premium" means, at any redemption date, the excess of (A) the present value at such redemption date of (1) the redemption price of the Notes on June 1, 2015 (such redemption price being described above in the second paragraph of this "-Optional Redemption" section) plus (2) all required remaining scheduled interest payments due on the Notes through June 1, 2015 (excluding accrued and unpaid interest), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of the Notes on such redemption date.

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to June, 2015, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to June 1, 2015.

"Comparable Treasury Price" means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Quotation Agent, Reference Treasury Dealer Quotations for the redemption date.

"Quotation Agent" means the Reference Treasury Dealer selected by FelCor LP and FelCor.

"Reference Treasury Dealer" means any three nationally recognized investment banking firms selected by FelCor LP and FelCor that are primary dealers of Government Securities.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by FelCor LP, of the bid and asked prices for the Comparable Treasury Issue with respect to the Notes, expressed in each case as a percentage of its principal amount, quoted in writing to FelCor LP by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day immediately preceding the redemption date.

Selection and Notice of Redemption

In the event that FelCor LP chooses to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee or the Registrar either:

(1) in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or,

(2) on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made with the proceeds of an Equity Offering, the Trustee or the Registrar will select the Notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures) unless such method is otherwise prohibited. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Unless FelCor LP defaults in the payment of the redemption price, on and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption.

Sinking Fund

There are no sinking fund payments for the Notes, except with respect to any Mandatory Redemption.

Registration Rights

FelCor LP and FelCor agreed with the initial purchasers of the Initial Notes, for the benefit of the holders, that FelCor LP and FelCor would use their commercially reasonable efforts, at their cost, to file and cause to become effective a registration statement with respect to a registered exchange offer to exchange the Initial Notes for an issue of notes that will be senior notes of FelCor LP with terms identical to the Initial Notes tendered, including the guarantee by FelCor and the Subsidiary Guarantors, except that such notes would not have legends restricting transfer. The exchange offer made by this prospectus and the registration statement, of which this prospectus constitutes a part, is intended to satisfy the foregoing obligations of FelCor LP and FelCor. The agreement with the initial purchasers of the Initial Notes requires this exchange offer to remain open for at least 20 business days' after the date notice of the exchange offer is mailed to the holders of the Initial Notes. For each Initial Note surrendered to FelCor LP under the exchange offer, the holder will receive an Exchange Note of equal principal amount.

In the event that applicable interpretations of the SEC staff do not permit FelCor LP and FelCor to effect the exchange offer, or under certain other circumstances, FelCor LP and FelCor will, at their cost, use their best efforts to cause a shelf registration statement with respect to resales of the Initial Notes to become effective and to keep such shelf registration statement effective until the one year anniversary thereof or an earlier date when all of the Initial Notes have been sold under the shelf registration statement. FelCor LP and FelCor shall, in the event of a shelf registration, provide each holder copies of the prospectus, notify each holder when the shelf registration statement for the Initial Notes has become effective and take other actions that are required to permit resales of the Initial Notes. A holder that sells its Initial Notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by those provisions of the registration rights agreement that are applicable to that holder, including certain indemnification obligations.

Based on an interpretation by the Commission's staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exception set forth below, the Exchange Notes issued pursuant to the exchange offer in exchange for Initial Notes may be offered for resale, resold, and otherwise transferred by their holders, other than any holder which is our "affiliate" within the meaning of Rule 405 promulgated under the Securities Act or a broker-dealer

who purchased Initial Notes directly from FelCor LP to resell pursuant to Rule 144A or any other available exemption promulgated under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Exchange Notes are acquired in the ordinary course of business of the holder and the holder does not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes. Any holder who tenders in this exchange offer for the purpose of participating in a distribution of the Exchange Notes cannot rely on this interpretation by the Commission's staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes that were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. See "Plan of Distribution." Broker-dealers who acquired Initial Notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff's interpretations discussed above or participate in this exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the Initial Notes, unless an exemption is available.

If the exchange offer is not consummated by November 19, 2011, the annual interest rate borne by the Notes will be increased by 0.5% until the exchange offer is consummated or the SEC declares a shelf registration statement covering resale of the Initial Notes effective.

FelCor LP and FelCor are entitled to close the exchange offer 20 business days after its commencement; provided that FelCor LP has accepted all Initial Notes validly tendered in accordance with the terms of the exchange offer. Initial Notes not tendered in the exchange offer will bear interest at the rate set forth on the cover page of this prospectus and will be subject to all of the terms and conditions specified in the Indenture and to the transfer restrictions described in "Transfer Restrictions" in the offering memorandum relating to the Initial Notes.

This description of some of the provisions of the registration rights agreement is a summary only. We urge you to read the registration rights agreement because it defines your rights regarding registration of the Initial Notes. A copy of the registration rights agreement has been filed with the SEC as an exhibit to the registration statement, of which this prospectus constitutes a part. You may request a copy of this agreement by contacting us at the address under "Where You Can Find More Information."

Ranking

The Initial Notes are, and the Exchange Notes will be, our senior secured obligations. As to right to payments, the Notes will rank (i) on par with our other existing and any future senior secured debt to the extent that any such senior secured debt has a pari passu lien in the Collateral, (ii) senior to any future senior debt that is not secured by the Collateral to the extent of the value of the Collateral, (iii) senior to any future subordinated debt and (iv) effectively subordinated to any of our debt that is secured by assets other than Collateral, including our existing mortgaged assets, to the extent of the value of the mortgaged assets. The Notes will be structurally subordinated, and effectively rank junior, to any liabilities of our subsidiaries that do not guarantee the Notes. As of June 30, 2011, we and our consolidated Subsidiaries had approximately $1.6 billion of Indebtedness, of which approximately $632 million was Secured Indebtedness and other liabilities of our non-guarantor Subsidiaries, all of which were secured by assets other than the Collateral, and is effectively senior to the Notes and the Subsidiary Guarantees. In addition, the aggregate amount available to use to make Restricted Payments, under the first paragraph and clause (10) of the covenant "-Limitations on Restricted Payments," which is calculated beginning October 1, 2009, were approximately $416 million.

Certain Definitions

Set forth below are definitions of certain terms contained in the Indenture that are used in this description. Please refer to the Indenture for the definition of other capitalized terms used in this description that are not defined below.

"Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition from such Person by a Restricted Subsidiary and not incurred by such Person in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person that is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

"Additional Pari Passu Indebtedness" means any Indebtedness incurred by FelCor LP, FelCor or any Subsidiary Guarantor so long as (i) such Indebtedness, together with the Exchange Notes, are secured equally and ratably on first priority basis by additional owned or leased real property and related operating assets ("Additional Pari Passu Collateral") which have an appraisal value (as determined by the report or analysis of a nationally recognized independent appraiser selected by FelCor LP and delivered to the Trustee and the Collateral Agent) of not less than (x) 100% of the aggregate principal amount of such Indebtedness if so incurred prior to the second anniversary of the Closing Date and (y) 150% of the aggregate principal amount of such Indebtedness if so incurred on or after the second anniversary of the Closing Date, (ii) except in the case of additional notes issued under the Indenture after the Closing Date, the holders of such Indebtedness will enter into an Intercreditor Agreement with respect to such Additional Pari Passu Collateral and the Collateral, and (iii) such Indebtedness is otherwise permitted to be incurred under clause (G) of paragraph (4) of the "Limitation on Indebtedness" covenant.

"Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of FelCor, FelCor LP and their respective Restricted Subsidiaries for such period determined on a consolidated basis in conformity with GAAP (without taking into account Unrestricted Subsidiaries) plus the minority interest in FelCor LP, if applicable; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income, without duplication:

(1)   the net income (or loss) of any Person, other than FelCor LP, FelCor or a Restricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to FelCor LP, FelCor or any of their respective Restricted Subsidiaries by such Person during such period;

(2)   the net income (or loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(3)   any after-tax gains or losses attributable to Asset Sales;

(4)   any after-tax gains or losses from the extinguishment of debt including gains and losses from the termination of interest rate hedge transactions;

(5)   for so long as the Exchange Notes are not rated Investment Grade, any amount paid or accrued as dividends on Preferred Stock of FelCor LP, FelCor or any Restricted Subsidiary owned by Persons other than FelCor or FelCor LP and any of their respective Restricted Subsidiaries;

(6)   all extraordinary gains and extraordinary losses including, without limitation, gains and losses from any Casualty;

(7)   any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

(8)   any non-cash goodwill or intangible asset impairment changes resulting from the application of Statement of Financial Accounting Standards Nos. 141, 141R or 142, as applicable, and non-cash charges relating to the amortization of intangibles resulting from the application of Statement of Financial Accounting Standards Nos. 141 or 141R, as applicable; and

(9)   all non-cash expenses related to stock-based compensation plans or other non-cash compensation, including stock option non-cash expenses.

"Adjusted Consolidated Net Tangible Assets" means the total amount of assets of FelCor LP, FelCor and their respective Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting from the total amount of assets:

(1)   all current liabilities of FelCor LP, FelCor and their respective Restricted Subsidiaries, excluding intercompany items, and

(2)   all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of FelCor

LP or FelCor and their respective Restricted Subsidiaries, prepared in conformity with GAAP and filed with the SEC or provided to the Trustee pursuant to the "SEC Reports and Reports to Holders" covenant.

"Adjusted Total Assets" means, for any Person, the sum of:

(1)   Total Assets for such Person as of the end of the calendar quarter preceding the Transaction Date as set forth on the most recent quarterly or annual consolidated balance sheet of FelCor LP or FelCor and their respective Restricted Subsidiaries, prepared in conformity with GAAP and filed with the SEC or provided to the Trustee pursuant to the "SEC Reports and Reports to Holders" covenant; and

(2)   any increase in Total Assets following the end of such quarter including, without limitation, any increase in Total Assets resulting from the application of the proceeds of any additional Indebtedness.

"Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"Asset Acquisition" means:

(1)   an investment by FelCor LP or FelCor or any of their respective Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with FelCor LP or FelCor or any of their respective Restricted Subsidiaries; provided that such Person's primary business is related, ancillary, incidental or complementary to the businesses of FelCor LP or FelCor or any of their respective Restricted Subsidiaries on the date of such investment; or

(2)   an acquisition by FelCor LP or FelCor or any of their respective Restricted Subsidiaries from any other Person that constitutes substantially all of a division or line of business, or one or more hotel properties, of such Person; provided that the property and assets acquired are related, ancillary, incidental or complementary to the businesses of FelCor LP or FelCor or any of their respective Restricted Subsidiaries on the date of such acquisition.

"Asset Disposition" means the sale or other disposition by FelCor LP or FelCor or any of their respective Restricted Subsidiaries, other than to FelCor LP, FelCor or another Restricted Subsidiary, of:

(1)   all or substantially all of the Capital Stock of any Restricted Subsidiary, or

(2)   all or substantially all of the assets that constitute a division or line of business, or one or more hotel properties, of FelCor LP or FelCor or any of their respective Restricted Subsidiaries.

"Asset Sale" means a Collateral Asset Sale or a Non-Collateral Asset Sale, as the case may be.

"Assumption" means the consummation of the transactions whereby FelCor LP will assume all of the obligations of Escrow Issuer under the Initial Notes and the Indenture pursuant to a supplemental indenture and other agreements.

"Average Life" means at any date of determination with respect to any debt security, the quotient obtained by dividing:

(1)   the sum of the products of:

- the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security, and

- the amount of such principal payment; by

(2)   the sum of all such principal payments.

"Capital Stock" means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated, whether voting or non-voting), including partnership interests, whether general or limited, in the equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock, Preferred Stock and Units.

"Capitalized Lease" means, as applied to any Person, any lease of any property, whether real, personal or mixed, of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

"Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease as reflected on the balance sheet of such Person in accordance with GAAP.

"Casualty" means any casualty, loss, damage, destruction or other similar loss with respect to real or personal property or improvements.

"Change of Control" means such time as:

(1)   a "person" or "group" (as such terms are defined in Sections 13(d) and 14(d)(2) of the Securities and Exchange Act of 1934 (the "Exchange Act")), becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the Voting Stock of FelCor or, other than by FelCor, of FelCor LP on a fully diluted basis; or

(2)   individuals who on the Closing Date constitute the Board of Directors (together with any new or replacement directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by FelCor's shareholders was approved by a vote of at least a majority of the members of the Board of Directors then still in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

"Closing Date" means the date the Notes were initially issued under the Indenture.

"Collateral Asset Sale" means the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of Collateral.

"Collateral Documents" means, collectively, one or more mortgages or deeds of trust, assignments of rents, security agreements and fixture filings concerning the fee interests or leasehold estate, as applicable, in certain of the Grantors, including all additions, improvements and component parts related thereto and all rents, issues and profits therefrom (collectively, the "Deeds of Trust"), a pledge agreement covering Capital Stock of certain of the Grantors, mortgages, intercreditor agreements (including the Intercreditor Agreement), if any, and any other security agreement, financing statement or other document applicable to the Collateral, each as amended from time to time and any other instruments of assignment or other instruments or agreements executed pursuant to the foregoing.

"Collateral Hotel EBITDA" means Consolidated EBITDA derived solely from the Restricted Hotels.

"Collateral Hotel Interest Coverage Ratio" means, on any date a certificate is required to be delivered to the Trustee pursuant to the "SEC Reports and Reports to Holders" covenant (a "Report Date"), the ratio of:

▪   the aggregate amount of Collateral Hotel EBITDA for the then most recent four fiscal quarters prior to such Report Date for which reports have been filed with the SEC or provided to the Trustee pursuant to the "SEC Reports and Reports to Holders" covenant (a "Four Quarter Period"); to

▪   the aggregate Collateral Hotel Interest Expense during such Four Quarter Period.

In making the foregoing calculation, the following, to the extent they apply to any Restricted Hotel, shall be taken into account:

(1)   pro forma effect shall be given to any Indebtedness Incurred or repaid (other than in connection with an Asset Acquisition or Asset Disposition) during the period ("Reference Period") commencing on the first day of the Four Quarter Period and ending on the Report Date (other than Indebtedness

Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of FelCor LP or FelCor (as evidenced by an Officers' Certificate), to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period; and

(2)   Collateral Hotel Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Report Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.

"Collateral Hotel Interest Expense" means Consolidated Interest Expense derived solely from the Restricted Hotels.

"Common Stock" means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated, whether voting or non-voting) that have no preference on liquidation or with respect to distributions over any other class of Capital Stock, including partnership interests, whether general or limited, of such Person's equity, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all series and classes of common stock.

"Condemnation" means any taking by a Governmental Authority of assets or property, or any part thereof or interest therein, for public or quasi-public use under the power of eminent domain, by reason of any public improvement or condemnation or in any other manner.

"Consolidated EBITDA" means, for any period, without duplication, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

(1)   Consolidated Interest Expense, and to the extent not reflected in Consolidated Interest Expense but otherwise deducted in calculating Adjusted Consolidated Net Income, (i) amortization of original issue discount with respect to (x) the Exchange Notes and (y) any other Indebtedness incurred after the Closing Date and (ii) the interest portion of any deferred payment obligation, calculated in accordance with GAAP;

(2)   income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets);

(3)   depreciation expense;

(4)   amortization expense; and

(5)   all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made),

less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for FelCor LP, FelCor and their respective Restricted Subsidiaries in conformity with GAAP; provided that, if any Restricted Subsidiary is not a Wholly-owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to:

▪   the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by

▪   the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by FelCor LP or FelCor or any of their respective Restricted Subsidiaries.

"Consolidated Interest Expense" means, for any period, without duplication, the aggregate amount of interest expense, in respect of Indebtedness during such period, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP including, without limitation:

- for all purposes other than the covenant "Limitation on Restricted Payments," (i) the amount of any original issue discount with respect to Indebtedness incurred after the Closing Date that reflects the excess, if any, of the original issue discount with respect to such Indebtedness over the then-unamortized original issue discount of the Exchange Notes and the Existing Senior Secured Notes and (ii) the interest portion of any deferred payment obligation not incurred in the ordinary course of business, calculated in accordance with GAAP;

- solely for the purposes of the covenant "Limitation on Restricted Payment," (i) amortization of original issue discount with respect to (x) the Exchange Notes, (y) the Existing Senior Secured Notes and (z) any other Indebtedness incurred after the Closing Date and (ii) the interest portion of any deferred payment obligation, calculated in accordance with GAAP;

- all commissions, discounts and other fees and expenses owed with respect to letters of credit and bankers' acceptance financing;

- the net costs associated with Interest Rate Agreements and Indebtedness that is Guaranteed or secured by assets of FelCor LP, FelCor or any of their respective Restricted Subsidiaries; and

- all but the principal component of rentals in respect of capitalized lease obligations paid, accrued or scheduled to be paid or to be accrued by FelCor LP, FelCor and their respective Restricted Subsidiaries;

excluding (A) the amount of such interest expense of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (2) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (2) of the definition thereof), (B) any premiums, fees and expenses (and any amortization thereof) paid in connection with the incurrence of any Indebtedness, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP, and (C) any non-cash interest expense arising from the application of Statement of Financial Accounting Standards No. 133 or the adoption of FASB Staff Position No. APB 14-1.

"Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

"Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

"Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is:

(1)   required to be redeemed prior to the Stated Maturity of the Exchange Notes;

(2)   redeemable at the option of the holder of such class or series of Capital Stock, other than Units, at any time prior to the Stated Maturity of the Exchange Notes; or

(3)   convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Exchange Notes,

provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Exchange Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Non-Collateral Asset Sales" and "Repurchase of Exchange Notes upon a Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to FelCor LP's repurchase of the Exchange Notes as are required to be repurchased pursuant to the "Limitation on Non-Collateral Asset Sales" and "Repurchase of Exchange Notes upon a Change of Control" covenants described below.

"Equity Offering" means a public or private offering of Capital Stock (other than Disqualified Stock) of FelCor or FelCor LP; provided that, the proceeds received by FelCor or FelCor LP directly or indirectly from such offering are not less than $50 million.

"Escrow Account" means a segregated account, under the sole control of the Escrow Agent, that includes only cash and Cash Equivalents, the proceeds thereof and interest earned thereon, free from all Liens other than the Lien in favor of the trustee or the collateral agent for the benefit of the holders of the Initial Notes.

"Escrow Period" means that period beginning on the issue date of the Initial Notes and ending on the Escrow Termination Date, as set forth in the escrow agreement and described above under the caption "-Escrow of Gross Proceeds; Special Mandatory Redemption."

"Event of Loss" means, with respect to any Collateral (each an "Event of Loss Asset") having a fair market value in excess of $15 million, any (1) Casualty of such Event of Loss Asset, (2) Condemnation or seizure of such Event of Loss Asset (other than pursuant to foreclosure or confiscation or requisition of the use of such Event of Loss Asset) or (3) settlement in lieu of clause (2) above; provided that an "Event of Loss" shall not include any of the foregoing if the Net Loss Proceeds therefrom are not in excess of $3 million in any occurrence or series of related occurrences.

"Existing Senior Secured Notes" means FelCor LP's outstanding 10% Senior Secured Notes due 2014.

"Existing Senior Secured Notes Indenture" means that certain Indenture dated as of October 1, 2009, as amended and supplemented, pursuant to which the Existing Senior Secured Notes were issued and are outstanding.

"Fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

"Funds From Operations" for any period means the consolidated net income of FelCor LP, FelCor and their respective Restricted Subsidiaries for such period in conformity with GAAP (without taking into account Unrestricted Subsidiaries) excluding gains or losses from debt restructurings and sales of depreciable operating property, plus depreciation of real property (including furniture and equipment) and amortization related to real property and other non-cash charges related to real property, after adjustments for unconsolidated partnerships and joint ventures plus the minority interest in FelCor LP, if applicable.

"GAAP" means generally accepted accounting principles in the United States of America as in effect as of July 1, 2009, including without limitation, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to:

▪ the amortization of any expenses incurred in connection with the offering of the Notes; and

▪ except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinions Nos. 16 and 17.

"Government Securities" means direct obligations of, obligations guaranteed by, or participations in pools consisting solely of obligations of or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States of America is pledged and that are not callable or redeemable at the option of the issuer thereof.

"Grantors" means each of FelCor Lodging Limited Partnership, FelCor/LAX Hotels, L.L.C., FelCor/LAX Holdings, L.P., FelCor Copley Plaza, L.L.C., FelCor Esmeralda (SPE), L.L.C., FelCor St. Pete (SPE), L.L.C., Los Angeles International Airport Hotel Associates, a Texas limited partnership, DJONT Operations, L.L.C., FelCor Copley Plaza Leasing, L.L.C., FelCor Esmeralda Leasing (SPE) L.L.C., FelCor St. Pete Leasing (SPE), L.L.C., Madison 237 Hotel, L.L.C., Madison 237 Hotel Leasing, L.L.C., Royalton 44 Hotel, L.L.C. and Royalton 44 Hotel Leasing, L.L.C.

"Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)   to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)   entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, that the term "Guarantee" shall not include (a) endorsements for collection or deposit in the ordinary course of business or (b) a guarantee by FelCor LP or FelCor of Indebtedness of a Subsidiary of FelCor LP that is recourse (except upon the occurrence of certain events set forth in the instruments governing such Indebtedness, including, without limitation, fraud, misapplication of funds or other customary recourse provisions) solely to assets pledged to secure such Indebtedness, for so long as such guarantee may not be enforced against FelCor LP or FelCor by the holder of such Indebtedness (except upon the occurrence of such an event), provided that upon the occurrence of such an event, such guarantee shall be deemed to be the incurrence of a "Guarantee" and at the time of such incurrence and during such period as such guarantee may be enforced against FelCor LP or FelCor by the holder of such Indebtedness with respect to such Incurrence, such guarantee shall be deemed to be a "Guarantee" for all purposes under the Indenture. The term "Guarantee" used as a verb has a corresponding meaning.

"Guarantors" means FelCor and the Subsidiary Guarantors, collectively.

"Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "Incurrence" of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

"Indebtedness" means, with respect to any Person at any date of determination (without duplication):

(1)   all indebtedness of such Person for borrowed money;

(2)   all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)   the face amount of letters of credit or other similar instruments (excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6) or (7) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement);

(4)   all unconditional obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

(5)   all Capitalized Lease Obligations;

(6)   all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at that date of determination and (B) the amount of such Indebtedness;

(7)   all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person; and

(8)   to the extent not otherwise included in this definition or the definition of Consolidated Interest Expense, obligations under Currency Agreements and Interest Rate Agreements.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations of the type described above and, with respect to obligations under any Guarantee, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided that:

▪   the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount with respect to such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at the date of determination in conformity with GAAP; and

▪   Indebtedness shall not include any liability for federal, state, local or other taxes.

"Interest Coverage Ratio" means, on any Transaction Date, the ratio of:

▪   the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee pursuant to the "SEC Reports and Reports to Holders" covenant ("Four Quarter Period"); to

▪   the aggregate Consolidated Interest Expense during such Four Quarter Period. In making the foregoing calculation,

(1)   pro forma effect shall be given to any Indebtedness Incurred or repaid (other than in connection with an Asset Acquisition or Asset Disposition) during the period ("Reference Period") commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of FelCor LP or FelCor (as evidenced by an Officers' Certificate), to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

(2)   Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

(3)   pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition and any Indebtedness Incurred or repaid in connection with any such Asset Acquisitions or Asset Dispositions) that occur during such Reference Period but subsequent to the end of the related Four Quarter Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(4)   pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition and any Indebtedness Incurred or repaid in connection with any such asset acquisitions or asset dispositions) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into FelCor LP or FelCor or any of their respective Restricted Subsidiaries during such Reference Period but subsequent to the end of the related Four Quarter Period and that would have constituted Asset Dispositions or Asset Acquisitions during such Reference Period but subsequent to the end of the related Four Quarter Period had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions and had occurred on the first day of such Reference Period; provided that to the extent that clause (3) or (4) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business, or one or more hotel properties, of the Person that is acquired or disposed of-to the extent that such financial information is available.

"Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement with respect to interest rates.

"Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including without limitation by way of Guarantee or similar arrangement, but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the consolidated balance sheet of FelCor LP, FelCor and their respective Restricted Subsidiaries, and residual liabilities with respect to assigned leaseholds incurred in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property (tangible or intangible) to others or any payment for property or services solely for the account or use of others, or otherwise), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include:

(1)   the designation of a Restricted Subsidiary as an Unrestricted Subsidiary; and

(2)   the fair market value of the Capital Stock (or any other Investment), held by FelCor LP or FelCor or any of their respective Restricted Subsidiaries of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (3) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant;

provided that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary shall be deemed not to exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made, less the net reduction of such Investments. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below:

▪   "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to FelCor LP or FelCor or any of their respective Restricted Subsidiaries)) of any Restricted Subsidiary at the time such Restricted Subsidiary is designated an Unrestricted Subsidiary;

▪   the fair market value of the assets (net of liabilities (other than liabilities to FelCor LP or FelCor or any of their respective Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments; and

▪   any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

"Investment Grade" means a rating of the Exchange Notes by both S&P and Moody's, each such rating being in one of such agency's four highest generic rating categories that signifies investment grade (i.e. BBB- (or the equivalent) or higher by S&P and Baa3 (or the equivalent) or higher by Moody's); provided, in each case, such ratings are publicly available; provided, further, that in the event Moody's or S&P is no longer in existence for purposes of determining whether the Exchange Notes are rated "Investment Grade," such organization may be replaced by a nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) designated by FelCor LP and FelCor, notice of which shall be given to a Responsible Officer of the Trustee and the Paying Agent.

"Lien" means any mortgage, deed of trust, pledge, security interest, encumbrance, lien or charge of any kind (including without limitation, any conditional sale or other title retention agreement or lease in the nature thereof).

"Line of Credit" means one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or other debt obligations, including without limitation, that certain Revolving Credit Agreement dated as of March 4, 2011, by and among FelCor/JPM Hospitality (SPE), L.L.C., DJONT/JPM Hospitality Leasing (SPE), L.L.C., FelCor/JPM Boca Raton Hotel, L.L.C. and DJONT/JPM Boca Raton Leasing, L.L.C. (collectively, "Borrower"), and JPMorgan Chase Bank, N.A., as Administrative Agent, and the other lenders party thereto, in each case, as amended, restated, modified, renewed, refunded, restructured, supplemented, replaced or refinanced in whole or in part from time to time, including without limitation any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders).

"Moody's" means Moody's Investors Service, Inc. and its successors.

"Net Cash Proceeds" means:

(1)   with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents and, other than in the case of Collateral Asset Sales, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to FelCor LP or FelCor or any of their respective Restricted Subsidiaries) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of:

- ▪   brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale;

- ▪   provisions for all taxes actually paid or payable as a result of such Asset Sale by FelCor LP, FelCor and their respective Restricted Subsidiaries, taken as a whole;

- ▪   payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale (other than in the case of any Collateral Asset Sale) that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale; and

- ▪   amounts reserved by FelCor LP, FelCor and their respective Restricted Subsidiaries against any liabilities associated with such Asset Sale, including without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined on a consolidated basis in conformity with GAAP; and

(2)   with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, and, other than in the case of Collateral Asset Sales, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to FelCor LP or FelCor or any of their respective Restricted Subsidiaries) and proceeds from the conversion of other property received

when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of tax paid or payable as a result thereof.

"Net Loss Proceeds" means, with respect to any Event of Loss, the proceeds in the form of (a) cash or Temporary Cash Investments, (b) insurance proceeds, (c) all proceeds of any Condemnation or (d) damages awarded by any judgment, in each case received by FelCor LP, FelCor or any of their Restricted Subsidiaries from such Event of Loss, net of:

(1)   reasonable out-of-pocket expenses and fees relating to such Event of Loss (including without limitation legal, accounting and appraisal or insurance adjuster fees); and

(2)   taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements.

"Non-Collateral Asset Sale" means any sale, transfer or other disposition, including by way of merger, consolidation or sale-leaseback transaction, in one transaction or a series of related transactions by FelCor LP or FelCor or any of their Restricted Subsidiaries to any Person other than FelCor LP or FelCor or any of their respective Restricted Subsidiaries of any assets or properties other than Collateral consisting of:

(1)   all or any of the Capital Stock of any Restricted Subsidiary other than (a) any such Capital Stock of any Grantor that constitutes Collateral and (b) sales permitted under clause (4) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant described below;

(2)   all or substantially all of the property and assets of an operating unit or business of FelCor LP or FelCor or any of their respective Restricted Subsidiaries other than such property or assets of any Grantor that constitute Collateral; or

(3)   any other property and assets of FelCor LP or FelCor or any of their respective Restricted Subsidiaries outside the ordinary course of business of FelCor LP or FelCor or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture (a) applicable to Collateral and the Collateral Documents and (b) applicable to mergers, consolidations and sales of assets of FelCor LP and FelCor;

provided that "Non-Collateral Asset Sale" shall not include:

▪   sales or other dispositions of inventory, receivables and other current assets;

▪   sales, transfers or other dispositions of assets with a fair market value not in excess of $2.5 million in any transaction or series of related transactions;

▪   sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would satisfy the requirements set forth in the second bullet of clause (1) of the second paragraph of the "Limitation on Non-Collateral Asset Sales" covenant;

▪   the sale or other disposition of cash or Cash Equivalents;

▪   dispositions of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business;

▪   a Restricted Payment that is permitted by the covenant described above under the caption "Covenants-Limitation on Restricted Payments"; or

▪   the creation of a Lien not prohibited by the Indenture and the sale of assets received as a result of the foreclosure upon a Lien.

"Note Guarantee" means a Guarantee by FelCor and the Subsidiary Guarantors for payment of the Exchange Notes by such Person. The Exchange Note Guarantees will be unsecured senior obligations of each such Person and will be unconditional regardless of the enforceability of the Exchange Notes or the Indenture.

"Offer to Purchase" means an offer to purchase Exchange Notes by FelCor LP, from the holders commenced by mailing a notice to the Trustee, Registrar, the Paying Agent and each holder stating:

(1)   the covenant pursuant to which the offer is being made and that all Exchange Notes validly tendered will be accepted for payment on a pro rata basis, by lot or otherwise in accordance with the procedures of the depositary in the case of a partial redemption;

(2)   the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) ("Payment Date");

(3)   that any Exchange Note not tendered will continue to accrue interest pursuant to its terms;

(4)   that, unless FelCor LP defaults in the payment of the purchase price, any Exchange Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(5)   that holders electing to have a Exchange Note purchased pursuant to the Offer to Purchase will be required to surrender the Exchange Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Exchange Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

(6)   that holders will be entitled to withdraw their election if the Payment Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a facsimile transmission or letter setting forth the name of such holder, the principal amount of Exchange Notes delivered for purchase and a statement that such holder is withdrawing his election to have such Exchange Notes purchased; and

(7)   that holders whose Exchange Notes are being purchased only in part will be issued new Exchange Notes equal in principal amount to the unpurchased portion of the Exchange Notes surrendered; provided that each Exchange Note purchased and each new Exchange Note issued shall be in a principal amount of $1,000 or integral multiples thereof.

On the Payment Date, FelCor LP shall

▪   accept the Exchange Notes for payment and in the case of a partial redemption, such Exchange Notes or portions thereof tendered pursuant to an Offer to Purchase on a pro rata basis, by lot or otherwise in accordance with the procedures of the depositary;

▪   deposit with the Paying Agent money sufficient to pay the purchase price of all Exchange Notes or portions thereof so accepted; and

▪   and shall promptly thereafter deliver, or cause to be delivered, to the Paying Agent all Exchange Notes or portions thereof so accepted together with an Officers' Certificate specifying the Exchange Notes or portions thereof accepted for payment by FelCor LP.

The Paying Agent shall promptly mail to the holders of Exchange Notes so accepted payment in an amount equal to the purchase price, and the authenticating agent shall promptly authenticate and mail to such holders a new Exchange Note equal in principal amount to any unpurchased portion of any Exchange Note surrendered; provided that each Exchange Note purchased and each new Exchange Note issued shall be in a principal amount of $1,000 or integral multiples thereof. FelCor LP shall publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. FelCor LP shall comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that FelCor LP is required to repurchase Exchange Notes pursuant to an Offer to Purchase.

"Permitted Investment" means:

(1)   an Investment in FelCor LP or FelCor or any of their Restricted Subsidiaries or a Person that will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, FelCor LP or FelCor or any of their Restricted Subsidiaries; provided that such person's primary business is related, ancillary, incidental or complementary to the businesses of FelCor LP or FelCor or any of their respective Restricted Subsidiaries on the date of such Investment;

(2)   Temporary Cash Investments;

(3)   payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; and

(4)   any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "Covenants-Limitation on Non-Collateral Asset Sales" or any disposition of assets or rights not constituting an Asset Sale by reason of the threshold contained in the definition thereof;

(5)   stock, obligations or securities received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and. disputes with, customers and suppliers, in each case in the ordinary course of business or received in satisfaction of judgment;

(6)   any Investment of FelCor, FelCor LP or any of their Restricted Subsidiaries existing on the date of the Indenture, and any extension, modification or renewal of any such Investments, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities), in each case, pursuant to the terms of such Investment as in effect on the Closing Date; and

(7)   Guarantees of Indebtedness permitted to be incurred by the primary obligor pursuant to the covenant described under "Covenants-Limitation on Indebtedness."

"Permitted Liens" means, with respect to any Person:

(1)   pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation or regulatory requirements, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith; deposits made in the ordinary course of business to secure liability to insurance carriers; good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party; deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure bid, surety or appeal bonds to which such Person is a party; deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business; and deposits made by FelCor LP, FelCor or any of their Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder;

(2)   Liens and landlord's liens imposed by law or the provisions of Leases, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet overdue for a period of more than 60 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3)   Liens for taxes, assessments or other governmental charges not yet delinquent or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4)   (i) survey exceptions, encumbrances, easements, reservations, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar matters, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person, (ii) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of FelCor LP, FelCor or any of their Restricted Subsidiaries and do not secure any Indebtedness and (iii) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by FelCor LP, FelCor and their Restricted Subsidiaries in the ordinary course of business;

(5)   Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to FelCor LP, FelCor or a Restricted Subsidiary permitted to be incurred in accordance with the covenant described under "-Covenants-Limitation on Indebtedness" or Liens in favor of FelCor LP, FelCor or any Subsidiary Guarantor;

(6)   Liens existing on the Closing Date (other than Liens securing Indebtedness);

(7)   Liens on assets or properties or shares of stock of a Person at the time such Person becomes a Subsidiary or Liens on assets or properties at the time FelCor LP, FelCor or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into FelCor LP, FelCor or any of their Restricted Subsidiaries; provided, however, that in each case such Liens do not secure Indebtedness and are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary or such acquisition, as the case may be; and provided, further, that in each case such Liens may not extend to any other property owned by FelCor LP, FelCor or any of their Restricted Subsidiaries;

(8)   Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements), as a whole or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (5), (6) and (7); provided, however, that (a) such new Lien shall be substantially limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (5), (6) and (7) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(9)   Liens securing judgments for the payment of money not constituting an Event of Default under clause (6) under the caption "-Events of Default" so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10)   (i) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business; (ii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by FelCor LP, FelCor or any of their Restricted Subsidiaries in the ordinary course of business; and (iii) Liens on specific items of inventory of other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(11)   Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness or (ii) relating to pooled deposit or sweep accounts of FelCor LP, FelCor or any of their Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of FelCor LP, FelCor and their Restricted Subsidiaries;

(12)   any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(13)   Liens securing the Notes and the related Subsidiary Guarantees of the Notes (and Exchange Notes in respect thereof), and Liens securing Additional Pari Passu Indebtedness;

(14)   Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Issuer or any Subsidiary thereof on deposit with or in possession of such bank;

(15)   deposits in the ordinary course of business to secure liability to insurance carriers; and

(16)   Liens securing Indebtedness incurred in connection with acquisitions of or improvements on furniture, fixtures & equipment ("FF&E") in respect of any Restricted Hotel; provided that the aggregate principal amount of all Indebtedness secured by such Liens in respect of any individual Restricted Hotel shall not exceed $500,000 at any one time outstanding.

For purposes of this definition, the term "Indebtedness" shall be deemed to include interest, fees, expenses and other similar obligations on such Indebtedness. The foregoing notwithstanding, the Liens set forth in (5) above shall not apply to any assets or properties that constitute Collateral.

"Person" means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof or other entity.

"Preferred Stock" means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated, whether voting or non-voting) that have a preference on liquidation or with respect to distributions over any other class of Capital Stock, including preferred partnership interests, whether general or limited, or such Person's preferred or preference stock, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all series and classes of such preferred or preference stock.

"Restricted Subsidiary" means any Subsidiary of FelCor LP or FelCor other than an Unrestricted Subsidiary.

"Secured Indebtedness" means any Indebtedness secured by a Lien upon the property of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, other than (i) Indebtedness represented by the Exchange Notes, any Additional Pari Passu Indebtedness, the Existing Senior Secured Notes and any "Additional Pari Passu Indebtedness" (as defined in the Existing Senior Secured Notes Indenture), and (ii) Indebtedness secured solely by a Stock Pledge to the extent such Indebtedness does not exceed 50% of Adjusted Total Assets.

"Senior Indebtedness" means the following obligations of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, whether outstanding on the Closing Date or thereafter Incurred:

(1)   all Indebtedness and all other monetary obligations (including expenses, fees and other monetary obligations) of FelCor LP and FelCor under a Line of Credit;

(2)   all Indebtedness and all other monetary obligations of FelCor LP or FelCor or any of their respective Restricted Subsidiaries (other than the Exchange Notes), including principal and interest on such Indebtedness, unless such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued is expressly subordinated in right of payment to the Exchange Notes; and

(3)   Subsidiary Debt.

Senior Indebtedness will also include interest accruing subsequent to events of bankruptcy of FelCor LP and FelCor and their respective Restricted Subsidiaries at the rate provided for the document governing such Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under bankruptcy law.

"Significant Subsidiary" means, at any determination date, any Restricted Subsidiary that, together with its Subsidiaries:

(1)   for the most recent fiscal year of FelCor LP and FelCor, accounted for more than 15% of the consolidated revenues of FelCor LP, FelCor and their respective Restricted Subsidiaries; or

(2)   as of the end of such fiscal year, was the owner of more than 15% of the consolidated assets of FelCor LP, FelCor and their respective Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements thereof for such fiscal year.

"S&P" means Standard & Poor's and its successors.

"Stated Maturity" means:

(1)   with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable; and

(2)   with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

"Stock Pledge" means a security interest in the equity interests of subsidiaries of FelCor and/or FelCor LP.

"Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person and the accounts of which would be consolidated with those of such Person in its consolidated financial statements in accordance with GAAP, if such statements were prepared as of such date.

"Subsidiary Debt" means all Unsecured Indebtedness of which a Restricted Subsidiary is the primary obligor.

"Subsidiary Guarantee" means a Guarantee by each Subsidiary Guarantor for payment of the Exchange Notes by such Subsidiary Guarantor. The Subsidiary Guarantee will be an unsecured senior obligation of each Subsidiary Guarantor and will be unconditional regardless of the enforceability of the Exchange Notes and the Indenture. Notwithstanding the foregoing, each Subsidiary Guarantee by a Subsidiary Guarantor shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of FelCor LP or FelCor, of all of the Capital Stock owned by FelCor LP, FelCor and their respective Restricted Subsidiaries in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not then prohibited by the Indenture), (ii) satisfaction or discharge of the obligations under the Indenture or a legal defeasance or covenant defeasance under the Indenture, each as described under "Defeasance" and (iii) the unconditional and complete release of such Subsidiary Guarantor from its Guarantee of all Guaranteed Indebtedness.

"Subsidiary Guarantor" means FelCor/CSS Holdings, L.P., FelCor Lodging Holding Company, L.L.C., FelCor TRS Borrower 1, L.P., FelCor TRS Borrower 4, L.L.C., FelCor TRS Holdings, L.L.C., FelCor Canada Co., FelCor/St. Paul Hotel (SPE), L.L.C., FelCor Hotel Asset Company, L.L.C., FelCor Copley Plaza, L.L.C., FelCor St. Pete (SPE), L.L.C., FelCor Esmeralda (SPE), L.L.C., Los Angeles International Airport Hotel Associates, a Texas limited partnership, Madison 237 Hotel, L.L.C., Royalton 44 Hotel, L.L.C., any other Restricted Subsidiary that owns a Restricted Hotel and any Restricted Subsidiary that executes a Subsidiary Guaranty in compliance with the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant below.

"Temporary Cash Investment" means any of the following:

(1)   direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof;

(2)   time deposits accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States. of America, any state thereof, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3)   repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4)   commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of FelCor LP or FelCor) organized and in existence under the laws of the United States of America, any state of the United States of America with a rating at the time as of which any investment therein is made of "P-2" (or higher) according to Moody's or "A2" (or higher) according to S&P (or such similar equivalent rating);

(5)   securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's (or such similar equivalent rating);

(6)   money market funds at least 95% of the assets of which constitute Temporary Cash Investments of the kinds described in clauses (1) through (5) of this definition;

(7)   repurchase obligations of any commercial bank organized under the laws of the United States of America or any state thereof having capital and surplus aggregating at least $500.0 million, having a term of not more than 30 days, with respect to securities referred to in clause (2) of this definition; and

(8)   instruments equivalent to those referred to in clauses (1) to (7) above denominated in euro or any other foreign currency comparable in credit quality and tenor to those referred to above and customarily used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by a Restricted Subsidiary organized in such jurisdiction.

"Total Assets" means the sum of:

(1)   Undepreciated Real Estate Assets; and

(2)   all other assets of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis determined in conformity with GAAP (but excluding intangibles and accounts receivables).

"Total Unencumbered Assets" as of any date means the sum of:

(1)   those Undepreciated Real Estate Assets not securing any portion of Secured Indebtedness; and

(2)   all other assets (but excluding intangibles and accounts receivable) of FelCor LP, FelCor and their respective Restricted Subsidiaries not securing any portion of Secured Indebtedness determined on a consolidated basis in accordance with GAAP.

"Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

"Transaction Date" means, with respect to the Incurrence of any Indebtedness by FelCor LP or FelCor or any of their respective Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

"Undepreciated Real Estate Assets" means, as of any date, the cost (being the original cost to FelCor LP or FelCor or any of their respective Restricted Subsidiaries plus capital improvements) of real estate assets of FelCor LP, FelCor and their Restricted Subsidiaries on such date, before depreciation and amortization of such real estate assets, determined on a consolidated basis in conformity with GAAP.

"Units" means the limited partnership units of FelCor LP, that by their terms are redeemable at the option of the holder thereof and that, if so redeemed, at the election of FelCor are redeemable for cash or Common Stock of FelCor.

"Unrestricted Subsidiary" means

(1)   any Subsidiary of FelCor LP or FelCor that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below;

(2)   any Subsidiary of an Unrestricted Subsidiary; and

(3)   any entity that is designated as an "Unrestricted Subsidiary" pursuant to the Existing Senior Secured Notes Indenture as of the date hereof, which such entities are as follows: DJONT/JPM Leasing, L.L.C., DJONT/JPM Orlando Leasing, L.L.C., DJONT Operations, L.L.C., BHR Operations, L.L.C., DJONT/CMB Deerfield Leasing, L.L.C., DJONT/CMB New Orleans Leasing, L.L.C., DJONT/CMB SSF Leasing, L.L.C., DJONT/CMB Corpus Leasing, L.L.C., DJONT/JPM Boca Raton Leasing, L.L.C., DJONT/JPM BWI Leasing, L.L.C., DJONT/CMB FCOAM, L.L.C., DJONT/CMB Orsouth Leasing, L.L.C., DJONT/CMB Piscataway Leasing, L.L.C. and DJONT/JPM Phoenix Leasing, L.L.C.

The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of FelCor LP or FelCor) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, FelCor LP or FelCor or any of their respective Restricted Subsidiaries (other than Capital Stock of any Subsidiaries of such Subsidiary); provided that:

▪   any Guarantee by FelCor LP or FelCor or any of their respective Restricted Subsidiaries of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by FelCor LP or FelCor or such Restricted Subsidiary (or all, if applicable) at the time of such designation;

▪   either (i) the Subsidiary to be so designated has total assets of $1,000 or less or (ii) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below; and

▪   if applicable, the Incurrence of Indebtedness and the Investment referred to in the first bullet of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described below.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

▪   no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation; and

▪   all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture.

Any such designation by the Board of Directors shall be evidenced to the Trustee and Collateral Agent by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

"Unsecured Indebtedness" means any Indebtedness of FelCor LP or FelCor or any of their respective Restricted Subsidiaries that is not Secured Indebtedness.

"Vinoy Marina Leasehold Parcel" means that certain leasehold estate created by that certain Lease Agreement dated as of September 25, 1989, by and between the City of St. Petersburg, Florida, as lessor, and Vinoy Development Corporation, as lessee, as the same may be amended, assigned, supplemented, restated or otherwise modified from time to time.

"Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

"Wholly-owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by individuals mandated by applicable law) by such Person or one or more Wholly-owned Subsidiaries of such Person.

Covenants

The Indenture contains, among others, the following covenants; provided that the Indenture provides that the "Limitation on Liens," the "Limitation on Sale-Leaseback Transactions," the "Limitation on Restricted Payments," the "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries," the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries," the "Limitation on Issuances of Guarantees by Restricted Subsidiaries," clauses (3) and (4) of "Consolidation, Merger and Sale of Assets," and the "Limitation on Transactions with Affiliates" covenants will not be applicable in the event, and only for so long as, the Notes are rated Investment Grade and no Default or Event of Default has occurred and is continuing.

Limitation on Indebtedness

(1)   Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, Incur any Indebtedness if, immediately after giving effect to the Incurrence of such additional Indebtedness, the aggregate principal amount of all outstanding Indebtedness of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of Adjusted Total Assets.

(2)   Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, Incur any Subsidiary Debt or any Secured Indebtedness if, immediately after giving effect to the Incurrence of such additional Subsidiary Debt or Secured Indebtedness, the aggregate principal amount of all outstanding Subsidiary Debt and Secured Indebtedness of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis is greater than 45% of Adjusted Total Assets.

(3)   Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, Incur any Indebtedness; provided that FelCor LP or FelCor or any of their respective Restricted Subsidiaries may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis would be greater than (i) prior to October 1, 2011, 1.4 to 1, (ii) on or after October 1, 2011 but prior to October 1, 2012, 1.6 to 1 and (iii) thereafter 2.0 to 1.

(4)   Notwithstanding paragraphs (1), (2) or (3), FelCor LP or FelCor or any of their respective Restricted Subsidiaries may Incur each and all of the following:

  (A)   Indebtedness outstanding under any Line of Credit at any time in an aggregate principal amount not to exceed the greater of (a) $250 million or (b) 1.5 times Consolidated EBITDA for the then most recent four fiscal quarters calculated prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee pursuant to the "SEC Reports and Reports to Holders" covenant, less any amount of such Indebtedness under any Line of Credit permanently repaid as provided under the "Limitation on Non-Collateral Asset Sales" covenant described below;

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(B)   Indebtedness owed to:

- FelCor LP or FelCor evidenced by an unsubordinated promissory note; or

- to any Restricted Subsidiary,

provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to FelCor LP or FelCor or any other Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (B);

(C)   Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, outstanding Indebtedness (other than Indebtedness Incurred under clause (A), (B), (D), (F) or (G) of this paragraph (4)) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness, the proceeds of which are used to refinance or refund the Notes or Indebtedness that ranks equally with or subordinate in right of payment to, the Notes shall only be permitted under this clause (C) if:

- in case the Notes are refinanced in part or the Indebtedness to be refinanced ranks equally with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, ranks equally with or is expressly made subordinate in right of payment to the remaining Notes;

- in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes; and

- such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and

provided further that in no event may Indebtedness of FelCor LP or FelCor or a Subsidiary Guarantor that ranks equally with or subordinate in right of payment to the Notes be refinanced by means of any Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor pursuant to this clause (C);

(D)   Indebtedness:

- in respect of performance, surety or appeal bonds provided in the ordinary course of business,

- under Currency Agreements and Interest Rate Agreements; provided that such agreements (i) are designed solely to protect FelCor LP or FelCor or any of their respective Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (ii) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder, and

- arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of FelCor LP or FelCor or any of their respective Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other

than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis in connection with such disposition;

 (E) Indebtedness of FelCor LP or FelCor, to the extent the net proceeds thereof are promptly:

- used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control; or

- deposited to defease the Notes as described below under "Defeasance";

 (F) Guarantees of the Notes and Guarantees of Indebtedness of FelCor LP or FelCor by any of their respective Restricted Subsidiaries provided the guarantee of such Indebtedness is permitted by and made in accordance with the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant described below; or

 (G) Additional Pari Passu Indebtedness so long as (i) immediately prior to, and after giving effect to, such incurrence a Default or an Event of Default shall not have occurred and be continuing and (ii) such incurrence is otherwise permitted under paragraphs (1), (2) and (3) above.

 (5) Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that FelCor LP or FelCor or any of their respective Restricted Subsidiaries may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

 (6) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant,

- Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included; and

- any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant described below shall not be treated as Indebtedness.

For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses (other than Indebtedness referred to in second bullet in this paragraph (6)), each of FelCor LP and FelCor, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses; provided that FelCor LP and FelCor must classify such item of Indebtedness in an identical fashion; provided further that FelCor LP and FelCor may divide and classify an item of Indebtedness in one or more of the types of Indebtedness and may later reclassify all or a portion of such item of Indebtedness, in any manner that complies within this covenant.

Limitation on Liens

Neither FelCor LP nor FelCor shall, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or otherwise cause to exist any Lien (except a Permitted Lien) that secures obligations under any Indebtedness (any such Lien, an "Additional Lien") on any asset or properties of FelCor LP or FelCor or any Restricted Subsidiary that constitutes Collateral (which shall also include for purposes of this covenant, the Vinoy Marina Leasehold Parcel), or any income or profits therefrom, or assign or convey any right to receive income therefrom other than (i) the Notes and the Exchange Note Guarantee of any Guarantor, (ii) any Additional Pari Passu Indebtedness to the extent the incurrence of such Indebtedness is permitted under the covenant "Limitation on Indebtedness;" provided that the Indenture shall not prohibit FelCor LP or FelCor or any Restricted Subsidiary from, directly or indirectly, creating, incurring, assuming or otherwise causing to exist any such Additional Lien with respect to any asset or property that does not constitute Collateral (or any income or profits therefrom, or right to receive income therefrom).

Limitation on Sale-Leaseback Transactions

Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby any of them sells or transfers such assets or properties and then or thereafter leases such assets or properties or any substantial part thereof.

The foregoing restriction does not apply to any sale-leaseback transaction with respect to any assets or properties, other than Collateral, if:

(1)   the lease is for a period, including renewal rights, of not in excess of three years;

(2)   the lease secures or relates to industrial revenue or pollution control bonds;

(3)   the transaction is solely between FelCor LP or FelCor and any Wholly-owned Restricted Subsidiary or solely between Wholly-owned Restricted Subsidiaries; or

(4)   FelCor LP or FelCor or any of their respective Restricted Subsidiaries, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (1) or (2) of the second paragraph of the "Limitation on Non-Collateral Asset Sales" covenant described below.

Limitation on Restricted Payments

Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, directly or indirectly:

(1)   declare or pay any dividend or make any distribution on or with respect to its Capital Stock held by Persons other than FelCor LP or FelCor or any of their respective Restricted Subsidiaries, other than:

▪   dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock; and

▪   pro rata dividends or distributions on Common Stock of FelCor LP or any Restricted Subsidiary held by minority stockholders;

(2)   purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of:

▪   FelCor LP, FelCor or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person other than FelCor LP or FelCor or any of their respective Restricted Subsidiaries unless in connection with such purchase the Unrestricted Subsidiary is designated as a Restricted Subsidiary; or

▪   a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by an Affiliate of FelCor LP or FelCor (other than a Wholly-owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of FelCor LP or FelCor;

(3)   make any voluntary or optional principal payment, redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of FelCor LP or FelCor that is subordinated in right of payment to the Notes; or

(4)   make an Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (1) through (4) above being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A)   a Default or Event of Default shall have occurred and be continuing;

(B)   FelCor LP or FelCor could not Incur at least $1.00 of Indebtedness under paragraphs (1), (2) and (3)(iii) of the "Limitation on Indebtedness" covenant (for the avoidance of doubt, clause (iii) of such paragraph 3 will be deemed operative at the time of any Restricted Payment);

(C)   the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after September 30, 2009 shall exceed the sum of:

- 95% of the aggregate amount of the Funds From Operations (or, if the Funds From Operations is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by FelCor LP or FelCor or any of their respective Restricted Subsidiaries to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on October 1, 2009 and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the SEC or provided to the Trustee pursuant to the "SEC Reports and Reports to Holders" covenant, plus

- the aggregate Net Cash Proceeds received by FelCor LP or FelCor after September 30, 2009 from the issuance and sale permitted by the Indenture of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of FelCor LP or FelCor, including an issuance or sale permitted by the Indenture of Indebtedness of FelCor LP or FelCor for cash subsequent to September 30, 2009 upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor, or from the issuance to a Person who is not a Subsidiary of FelCor LP or FelCor of any options, warrants or other rights to acquire Capital Stock of FelCor LP or FelCor (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable for cash at the option of the holder, or are required to be redeemed for cash, prior to the Stated Maturity of the Notes), plus

- an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to FelCor LP or FelCor or any of their respective Restricted Subsidiaries or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Funds From Operations) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments") not to exceed, in each case, the amount of Investments previously made by FelCor LP, FelCor and their respective Restricted Subsidiaries in such Person or Unrestricted Subsidiary, plus

- the purchase price of non-cash tangible assets acquired in exchange for an issuance of Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor subsequent to September 30, 2009.

Notwithstanding the foregoing, FelCor LP or FelCor may declare or pay any dividend or make any distribution, so long as FelCor believes in good faith that FelCor qualifies as a REIT under the Code and the declaration or payment of any dividend or the making of any distribution is necessary either to maintain FelCor's status as a REIT under the Code for any calendar year or to enable FelCor to avoid payment of any tax for any calendar year that could be avoided by reason of a distribution by FelCor to its shareholders, with such distribution to be made as and when determined by FelCor, whether during or after the end of, the relevant calendar year, if:

- the aggregate principal amount of all outstanding Indebtedness of FelCor LP or FelCor on a consolidated basis at such time is less than 80% of Adjusted Total Assets; and

- no Default or Event of Default shall have occurred and be continuing. The foregoing provisions shall not be violated by reason of:

(1)   the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;

(2)   the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (C) of paragraph (4) of the "Limitation on Indebtedness" covenant;

(3)   the repurchase, redemption or other acquisition of Capital Stock of FelCor LP or FelCor or an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent issuance of, shares of Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor (or options, warrants or other rights to acquire such Capital Stock);

(4)   the making of any principal payment on, or the repurchase, redemption, retirement, defeasance or other acquisition for value of, Indebtedness of FelCor LP or FelCor which is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of, a substantially concurrent issuance of, shares of the Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor (or options, warrants or other rights to acquire such Capital Stock);

(5)   payments or distributions to dissenting stockholders pursuant to applicable law pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of FelCor LP or FelCor;

(6)   the payment of cash (i) in lieu of the issuance of fractional shares of Equity Interests upon conversion, redemption or exchange of securities convertible into or exchangeable for Equity Interests of FelCor and (ii) in lieu of the issuance of whole shares of Equity Interests upon conversion, redemption or exchange of securities convertible into or exchangeable for Equity Interests of FelCor in an aggregate amount not to exceed $1 million;

(7)   the acquisition or re-acquisition, whether by forfeiture or in connection with satisfying applicable payroll withholding tax obligations, of Capital Stock of FelCor or FelCor LP in connection with the administration of their equity compensation programs in the ordinary course of business;

(8)   declaration or payment of any cash dividend or other cash distribution in respect of Capital Stock of FelCor, FelCor LP or its respective Restricted Subsidiaries constituting Preferred Stock, so long as the Interest Coverage Ratio contemplated by paragraph (3) of the "Limitation on Indebtedness" covenant shall be greater than or equal to 1.7 to 1;

(9)   Investments in any Person or Persons in an aggregate amount not to exceed $100 million;

(10)   Restricted Payments in an aggregate amount not to exceed $50 million; provided that at the time of, and after giving effect to, the proposed Restricted Payment FelCor LP and FelCor could have incurred at least $1.00 of Indebtedness under paragraphs (1), (2) and (3)(iii) of the "Limitation on Indebtedness" covenant (for the avoidance of doubt, clause (iii) of such paragraph 3 will be deemed operative at the time of any Restricted Payment); or

(11)   the repayment, defeasance, redemption, repurchase or other acquisition of Indebtedness subordinated in right of payment or Disqualified Stock of FelCor or FelCor LP (a) in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to any Subsidiary) of, the Disqualified Stock of FelCor or FelCor LP, or (b) pursuant to a required change of control offer or asset sale offer arising from a Change of Control or Asset Sale, as the case may be, provided that such repayment, repurchase, redemption, acquisition or retirement occurs after all Notes tendered by holders in connection with a related Offer to Purchase have been repurchased, redeemed or acquired for value,

provided that, except in the case of clauses (1) and (3), no Default or Event of Default shall have occurred and be continuing or occur as a direct consequence of the actions or payments set forth therein.

Each Restricted Payment permitted pursuant to this paragraph (other than the Restricted Payment referred to in clause (2) of this paragraph, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (3) or (4) of this paragraph, an Investment referred to in clause (9) of this paragraph or a Restricted Payment referred to in clause (10) of this paragraph), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (3) and (4), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

- pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by FelCor LP or FelCor or any of their respective Restricted Subsidiaries,

- pay any Indebtedness owed to FelCor LP, FelCor or any other Restricted Subsidiary,

- make loans or advances to FelCor LP, FelCor or any other Restricted Subsidiary, or

- transfer its property or assets to FelCor LP, FelCor or any other Restricted Subsidiary. The foregoing provisions shall not restrict any encumbrances or restrictions:

  (1)   existing on the Closing Date in the Indenture and any other agreement in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

  (2)   existing under or by reason of applicable law;

  (3)   existing with respect to any Person or the property or assets of such Person acquired by FelCor LP, FelCor or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired;

  (4)   in the case of the last bullet in the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant:

    - that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

    - existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of FelCor LP, FelCor or any Restricted Subsidiary not otherwise prohibited by the Indenture, or

    - arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of FelCor LP, FelCor or any Restricted Subsidiary in any manner material to FelCor LP, FelCor and their respective Restricted Subsidiaries taken as a whole;

  (5)   with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

(6)   contained in the terms of any Indebtedness or any agreement pursuant to which such. Indebtedness was issued if

- the encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable financings (as determined by FelCor LP and FelCor), and

- each of FelCor LP and FelCor determines that any such encumbrance or restriction will not materially affect such Persons' ability to make principal or interest payments on the Notes.

Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent FelCor LP, FelCor or any Restricted Subsidiary from:

- creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant, or

- restricting the sale or other disposition of property or assets of FelCor LP or FelCor or any of their respective Restricted Subsidiaries that secure Indebtedness of FelCor LP, FelCor or any of their respective Restricted Subsidiaries.

Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

Neither FelCor LP nor FelCor shall sell, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

(1)   to FelCor LP, FelCor or a Wholly-owned Restricted Subsidiary;

(2)   issuances of director's qualifying shares or sales to individuals of shares of Restricted Subsidiaries, to the extent required by applicable law or to the extent necessary to obtain local liquor licenses;

(3)   if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of such issuance or sale; or

(4)   sales of not greater than 20% of the Capital Stock of a newly-created Restricted Subsidiary made in connection with, or in contemplation of, the acquisition or development by such Restricted Subsidiary of one or more properties to any Person that is, or is an Affiliate of, the entity that provides, franchise management or other services, as the case may be, to one or more properties owned by such Restricted Subsidiary.

Limitation on Issuances of Guarantees by Restricted Subsidiaries

Neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries, directly or indirectly, to Guarantee any Indebtedness of FelCor LP, FelCor or any Subsidiary Guarantor ("Guaranteed Indebtedness"), unless:

(1)   such Restricted Subsidiary substantially simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee by such Restricted Subsidiary; and

(2)   such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against FelCor LP, FelCor or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee;

provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness:

- ranks equally in right of payment with the Notes or Subsidiary Guarantee, then the Guarantee of such Guaranteed Indebtedness shall rank equally with, or subordinate to, the Subsidiary Guarantee; or

- is subordinate in right of payment to the Notes, then the guarantee of such Guaranteed Indebtedness shall be subordinated in right of payment to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated in right of payment to the Notes or Subsidiary Guarantee.

Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon:

(1)   any sale, exchange or transfer, to any Person not an Affiliate of FelCor LP or FelCor, of all of Capital Stock held by FelCor LP, FelCor and their respective Restricted Subsidiaries in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture); or

(2)   the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

Limitation on Transactions with Affiliates

Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, directly or indirectly, enter into, renew or extend any transaction (including, without limitations, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of FelCor LP or FelCor or with any Affiliate of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, except upon fair and reasonable terms no less favorable to FelCor LP, FelCor or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

The foregoing limitation does not limit, and shall not apply to:

(1)   transactions (A) approved by a majority of the independent directors of FelCor or (B) for which FelCor LP, FelCor or any Restricted Subsidiary delivers to the Trustee and the Collateral Agent a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to FelCor LP, FelCor or such Restricted Subsidiary from a financial point of view;

(2)   any transaction solely between FelCor LP or FelCor and any of their respective Wholly-owned Restricted Subsidiaries or solely between Wholly-owned Restricted Subsidiaries;

(3)   the payment of reasonable and customary fees and expenses to directors of FelCor who are not employees of FelCor;

(4)   any payments or other transactions pursuant to any tax-sharing agreement between FelCor LP or FelCor and any other Person with which FelCor LP or FelCor files a consolidated tax return or with which FelCor LP or FelCor is part of a consolidated group for tax purposes;

(5)   any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant;

(6)   transactions pursuant to agreements or arrangements in effect on the Closing Date or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not more disadvantageous to FelCor, FelCor LP and their Restricted Subsidiaries than the original agreement or arrangement in existence on the Closing Date;

(7)   any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by FelCor, FelCor LP or any of their Restricted Subsidiaries with officers and employees of FelCor or any of its Restricted Subsidiaries that are Affiliates of FelCor or FelCor LP and the payment of compensation to such officers and employees (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans) so long as such agreement has been approved by the Board of Directors of FelCor;

(8)   commission, payroll, travel and similar advances or loans (including payment or cancellation thereof) to officers and employees of FelCor or any of its Restricted Subsidiaries;

(9)   any transaction with any Person who is not an Affiliate immediately before the consummation of such transaction that becomes an Affiliate as a result of such transaction; or

(10)   any transaction with a joint venture, partnership, limited liability company or other entity that would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in such joint venture, partnership, limited liability company or other entity.

Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this "Limitation on Transactions with Affiliates" covenant and not covered by (2) through (10) of the immediately foregoing paragraph,

▪   the aggregate amount of which exceeds $5 million in value must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above, and

▪   the aggregate amount of which exceeds $10 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above.

Limitation on Collateral Asset Sales

Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, consummate any Collateral Asset Sale, unless:

(1)   FelCor LP, FelCor or such Restricted Subsidiary, as the case may be, receives cash consideration at the time of such Collateral Asset Sale at least equal to the fair market value of the Collateral sold or disposed of as certified to the Collateral Agent by a nationally recognized independent appraiser selected by FelCor LP; or

(2)   FelCor LP, FelCor or such Restricted Subsidiary pledges to the Collateral Agent as replacement collateral owned or leased real property (such pledge of owned or leased real property consisting of either (i) the pledge to the Collateral Agent of owned or leased real property already owned thereby as replacement collateral or (ii) the purchase and subsequent pledge of new owned or leased real property, in each case within 60 days of such sale) (in each case, the "Replacement Property Collateral"), so long as (a) the Replacement Property Collateral in such Collateral Asset Sale has a fair market value (as determined by the report or analysis of a nationally recognized independent appraiser selected by FelCor LP and delivered to the Collateral Agent within 30 days of such substitution) at least equal to the value of the Collateral as of the date of disposition of such Collateral, (b) the Replacement Property Collateral in such Collateral Asset Sale has a Collateral Hotel EBITDA that is no worse than the Collateral Hotel EBITDA of the Collateral sold for the then most recent four fiscal quarters prior to such Collateral Asset Sale for which reports have been filed with the SEC or provided to the Trustee pursuant to the "SEC Reports and Reports to Holders" covenant (c) the Replacement Property Collateral is owned by a Subsidiary Guarantor that is a Wholly-Owned Subsidiary of FelCor LP or FelCor and all the equity interests in any such Wholly-Owned Subsidiary (the "Replacement Pledged Equity"), along with the Replacement Property Collateral, are pledged to the Collateral Agent for the benefit of the holders, (d) the Collateral Agent has a first priority Lien in the Replacement Property Collateral and the Replacement Pledged Equity (collectively, the "Replacement Collateral") and receives such Collateral Documents, title insurance, surveys, environmental reports, legal opinions and other documents and instruments as are reasonable and customary for transactions of similar size and scope, as determined by a nationally recognized real estate firm or law firm selected by FelCor LP (or in lieu thereof, such Replacement Collateral will

be encumbered for the benefit of the Notes in a manner that is not materially worse than the manner in which the Collateral sold or disposed of was so encumbered as certified by such nationally recognized real estate firm or law firm, so long as (x) after giving effect to such sale or disposition no more than 50% of the Restricted Hotels constituting Collateral prior to the sale or disposition would not constitute Collateral and (y) commercially reasonable efforts are taken with respect to such Replacement Collateral in order for it to constitute Collateral) and (e) the granting of a Lien on such Replacement Collateral is permitted by the terms of all other material Indebtedness of FelCor LP and FelCor and their Restricted Subsidiaries and the Trustee and the Collateral Agent receives a legal opinion to that effect; provided that in the case of clause (d) and (e) above, the Collateral Agent and/or the Trustee will have received the deliverables required thereby as promptly as practical, but in no event more than 120 days following such sale.

Notwithstanding the foregoing, in the event that any Net Cash Proceeds from a Collateral Asset Sale are not invested or applied as provided in clause (2)(ii) of the preceding paragraph within 120 days of such sale, FelCor LP or FelCor or any of their Restricted Subsidiaries will, within 15 Business Days thereafter, apply any Net Cash Proceeds not so applied (the "Collateral Excess Proceeds") to either (i) together with any additional cash that may be required, defease or discharge all the Notes and any Additional Pari Passu Indebtedness secured by a lien on such Collateral permitted hereby required to be paid as described below under "-Defeasance" or (ii) make the Offer to Purchase described in the next paragraph with such Collateral Excess Proceeds; provided that such application of the Collateral Excess Proceeds shall not be required until the aggregate amount thereof exceeds $20 million.

The Indenture provides that if FelCor LP or FelCor or a Subsidiary Guarantor makes an Offer to Purchase the Notes after the consummation of a Collateral Asset Sale it will offer to purchase all the Notes and any Additional Pari Passu Indebtedness at a price in cash (the "Collateral Asset Sale Payment"), in each case pro rata in proportion to the respective principal amounts of the Notes and such Additional Pari Passu Indebtedness required to be repaid, equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. Within 15 Business Days after the expiration of the 120-day period described in the immediately preceding paragraph, FelCor LP or FelCor will send a notice describing such Collateral Asset Sale and the Offer to Purchase pursuant to the procedures required by the Indenture, which notice will include the date of consummation for such Offer to Purchase (which date may be extended in accordance with applicable law), which shall be a date no earlier than 20 Business Days and no later than 60 calendar days from the date such notice is mailed (the "Collateral Asset Sale Offer Payment Date").

FelCor LP and FelCor will comply with the requirements of Rule 14e-1 and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to such an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, FelCor LP and FelCor will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof. On the Collateral Asset Sale Payment Date, FelCor LP and FelCor will:

(1)   accept for payment all Notes and Additional Pari Passu Indebtedness issued by them or portions thereof properly tendered pursuant to the Offer to Purchase;

(2)   deposit with the Paying Agent an amount equal to the aggregate Collateral Asset Sale Payment in respect of all Notes and Additional Pari Passu Indebtedness or portions thereof so tendered; and

(3)   deliver, or cause to be delivered, to the Registrar for cancellation the Notes so accepted together with an Officer's Certificate to the Registrar stating that such Notes or portions thereof have been tendered to, and purchased by, FelCor LP and FelCor.

If the aggregate principal amount of Notes and such other Additional Pari Passu Indebtedness tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, then the Notes and such other Additional Pari Passu Indebtedness will be purchased on a pro rata basis based on the principal amount of Notes and such other Additional Pari Passu Indebtedness tendered. Upon completion of each Offer to Purchase, any remaining Collateral Excess Proceeds subject to such Offer to Purchase will no longer be deemed to be Collateral Excess Proceeds.

Limitation on Non-Collateral Asset Sales

Neither FelCor LP nor FelCor shall, and neither FelCor LP or FelCor shall permit any of their respective Restricted Subsidiaries to, consummate any Non-Collateral Asset Sale, unless:

(1) the consideration received by FelCor LP, FelCor or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of, and

(2) at least 75% of the consideration received consists of cash or Temporary Cash Investments; provided, with respect to the sale of one or more hotel properties, that up to 75% of the consideration may consist of indebtedness of the purchaser of such hotel properties; provided, further, that such indebtedness is secured by a first priority Lien on the hotel property or properties sold.

In the event and to the extent that the Net Cash Proceeds received by FelCor LP, FelCor or such Restricted Subsidiary from one or more Non-Collateral Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of FelCor LP, FelCor and their respective Restricted Subsidiaries has been filed with the SEC or provided to the Trustee pursuant to the "SEC Reports and Reports to Holders" covenant), then FelCor LP or FelCor shall or shall cause the relevant Restricted Subsidiary to:

(1) within 12 months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets:

- apply an amount equal to such excess Net Cash Proceeds to permanently reduce Senior Indebtedness of FelCor LP, FelCor, or any Restricted Subsidiary or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than FelCor LP, FelCor or any of their respective Restricted Subsidiaries, or

- invest an equal amount, or the amount not so applied pursuant to the foregoing bullet (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a Restricted Subsidiary having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, FelCor LP or FelCor or any of their respective Restricted Subsidiaries existing on the date of such investment, and

(2) apply (no later than the end of the 12-month period referred to in clause (1)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (1)) as provided in the following paragraph of this "Limitation on Non-Collateral Asset Sales" covenant.

The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (1) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds." If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not previously subject to an Offer to Purchase pursuant to this "Limitation on Non-Collateral Asset Sales" covenant totals at least $10 million, FelCor LP must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the holders of the Notes and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, on a pro rata basis, an aggregate principal amount of Notes and such other Indebtedness equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the Notes and such other Indebtedness plus, in each case, accrued interest and Additional Interest (if any) to the Payment Date.

If the aggregate principal amount of the Notes and the other Indebtedness that is pari passu with the Notes tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, then the Notes and the other Indebtedness that is pari passu with the Notes will be purchased on a pro rata basis based on the principal amount of the Notes and the other Indebtedness that is pari passu with the Notes tendered. Upon completion of each Offer to Purchase, any remaining Excess Proceeds subject to such Offer to Purchase will no longer be deemed to be Excess Proceeds.

Events of Loss

In the case of an Event of Loss with respect to any Event of Loss Asset, FelCor LP, FelCor or the affected Restricted Subsidiary, as the case may be, shall, within 360 days after the receipt of any Net Loss Proceeds received from such Event of Loss, either:

(1)   grant a Lien in favor of the Collateral Agent on Replacement Collateral so long as (a) the Replacement Collateral has a fair market value (as determined by the report or analysis of a nationally recognized independent appraiser selected by FelCor LP delivered to the Trustee within such 360-day period) at least equal to the lesser of (i) the value of the Event of Loss Asset immediately prior to the date of the Event of Loss or (ii) the value of the Event of Loss Asset as of the Closing Date, (b) the Replacement Collateral is owned by a Subsidiary Guarantor that is a Wholly-Owned Subsidiary of FelCor LP or FelCor and Replacement Collateral (subject to clause (c) below) is pledged to the Collateral Agent for the benefit of the Holders, and (c) the Collateral Agent has a first priority Lien in the Replacement Collateral and receives such Collateral Documents, title insurance, surveys, environmental reports, legal opinions and other documents and instruments as are reasonable and customary for transactions of similar size and scope, as determined by a nationally recognized real estate firm or law firm selected by FelCor LP (or in lieu thereof, such Replacement Collateral will be encumbered for the benefit of the Notes in a manner that is not materially worse than the manner in which the Event of Loss Asset was so encumbered, so long as (x) after giving effect to such Event of Loss no more than six Restricted Hotels would not constitute Collateral and (y) commercially reasonable efforts are taken with respect to such Replacement Collateral in order for it to constitute Collateral); or

(2)   rebuild, repair, replace or construct improvements to the affected property or facility (or enter into a binding agreement to do so within 360 days after the execution of such agreement) (an "Acceptable Event of Loss Commitment");

provided that in either of clauses (1) and (2) above, any such action shall be permitted by the terms of all other material Indebtedness of FelCor LP, FelCor and their Restricted Subsidiaries and the Trustee receives a legal opinion to that effect; provided, further, that in the event any Acceptable Event of Loss Commitment is later cancelled or terminated for any reason before the Net Loss Proceeds are applied in connection therewith, or such Net Loss Proceeds are not actually so invested or paid in accordance with clause (2) above by the end of such 360-day period, then such Net Loss Proceeds shall be applied in accordance with the immediately succeeding paragraph.

In the event that FelCor LP, FelCor or any of their Restricted Subsidiaries is not able to, or for any reason does not, comply with the immediately preceding paragraph, FelCor LP or FelCor will use any remaining Net Loss Proceeds (the "Excess Net Loss Proceeds") to make an offer (a "Loss Proceeds Offer") to Holders and to holders of Additional Pari Passu Indebtedness to purchase the maximum principal amount of Notes and Additional Pari Passu Indebtedness, in each case pro rata in proportion to the respective principal amount thereof outstanding, that may be purchased from the Excess Net Loss Proceeds at a price in cash equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase; provided that such application of Excess Net Loss Proceeds shall not be required until the aggregate amount thereof exceeds $30 million.

The Indenture provides that if FelCor LP or FelCor makes a Loss Proceeds Offer, within 15 Business Days after the earlier of (i) the election to make the Loss Proceeds Offer and (ii) the expiration of the 360-day period described in the first paragraph of this section (or, if applicable, within 15 Business Days after the cancellation or termination of any Acceptable Event of Loss Commitment before the Net Proceeds are applied in connection therewith), FelCor LP or FelCor will send a notice describing such Event of Loss, the Loss Proceeds Offer and the date of consummation for such Loss Proceeds Offer (which date may be extended in accordance with applicable law), which shall be a date no earlier than 20 Business Days and no later than 60 calendar days from the date such notice is mailed (the "Loss Proceeds Offer Payment Date") pursuant to the procedures required by the Indenture and described in such notice.

FelCor LP and FelCor will comply with the requirements of Rule 14e-1 and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Loss Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, FelCor LP and FelCor will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

On the Loss Proceeds Offer Payment Date, FelCor LP or FelCor will

(1)   accept for payment such principal amount of Notes and Additional Pari Passu Indebtedness or portions thereof required to be purchased by it under to the Loss Proceeds Offer or portions thereof properly tendered pursuant to the Loss Proceeds Offer;

(2)   deposit with the Paying Agent an amount equal to the aggregate Loss Proceeds Offer Payment in respect of all Notes and to the relevant agent for the Additional Pari Passu Indebtedness accepted for payment in to the Loss Proceeds Offer; and

(3)   deliver, or cause to be delivered, to the Registrar for cancellation the Notes so accepted together with an Officer's Certificate to the Registrar stating that such Notes or portions thereof have been tendered to, and purchased by, FelCor LP or FelCor.

Repurchase of Notes upon a Change of Control

FelCor LP must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the principal amount of the Notes, plus accrued interest and Additional Interest (if any) to the Payment Date.

There can be no assurance that FelCor LP will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as any covenant that may be contained in other securities of FelCor LP or FelCor that might be outstanding at the time). The above covenant requiring FelCor LP to repurchase the Notes will, unless consents are obtained, require FelCor LP to repay all indebtedness then outstanding which by its terms would prohibit such Exchange Note repurchase, either prior to or concurrently with such Exchange Note repurchase.

Subject to the following paragraph, the provisions described above that require FelCor to make an Offer to Purchase following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that FelCor repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. In addition, holders of Notes may not be entitled to require the Issuer to purchase their Notes in certain circumstances involving a significant change in the composition of FelCor's Board of Directors, including in connection with a proxy contest where FelCor's Board of Directors does not approve a dissident slate of directors but approves them as Continuing Directors.

FelCor will not be required to make an Offer to Purchase upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to an Offer to Purchase made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Offer to Purchaser. Notwithstanding anything to the contrary herein, an Offer to Purchaser may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Offer to Purchase.

FelCor will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Issuer will comply with the applicable securities laws or regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

SEC Reports and Reports to Holders

Whether or not FelCor LP or FelCor is then required to file reports with the SEC, FelCor LP and FelCor shall file with the SEC all such reports and other information as they would be required to file with the SEC by Sections 13 (a) or 15(d) under the Exchange Act if they were subject thereto; provided that, if filing such documents by FelCor LP or FelCor with the SEC is not permitted under the Exchange Act, FelCor LP or FelCor shall provide such documents to the Trustee and upon written request supply copies of such documents to any prospective holder within the time period specified by the SEC as if FelCor LP and FelCor were then permitted to file such documents with the SEC;

provided, further, that if the rules and regulations of the SEC permit FelCor LP and FelCor to file combined reports or information pursuant to the Exchange Act, FelCor LP and FelCor may file combined reports and information. FelCor LP and FelCor shall supply the Trustee and each holder who makes a written request for copies, copies of such reports and other information.

In addition, substantially concurrently with the filing of the reports and other information with the SEC and/ or delivery thereof to the Trustee, in each case as set forth in the paragraph above, FelCor LP shall deliver to the Trustee a certificate of the chief financial officer or treasurer of FelCor LP setting forth in reasonable detail the calculation of the Collateral Hotel EBITDA, the Collateral Hotel Interest Expense and the Collateral Hotel Interest Coverage Ratio as of the end of such year or period, as the case may be.

Events of Default

Events of Default under the Indenture include the following:

(1)   default in the payment of principal of, or premium, if any, on any Exchange Note when they are due and payable at maturity, upon acceleration, redemption or otherwise;

(2)   default in the payment of interest on any Exchange Note when they are due and payable, and such default continues for a period of 30 days;

(3)   default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of FelCor LP and FelCor or the failure by FelCor LP to make or consummate an Offer to Purchase in accordance with the "Limitation on Collateral Asset Sales," "Limitation on Non-Collateral Asset Sales" or "Repurchase of Notes upon a Change of Control" covenants;

(4)   FelCor LP or FelCor defaults in the performance of or breaches any other covenant or agreement of FelCor LP or FelCor in the Indenture or under the Notes (other than a default specified in clause (1), (2) or (3) above) and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the holders of 25% or more in aggregate principal amount of the Notes;

(5)   there occurs with respect to any issue or issues of Indebtedness of FelCor LP or FelCor or any Significant Subsidiary having an outstanding principal amount of $20 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created:

▪   an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; and/ or

▪   the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(6)   any final judgment or order (not covered by insurance) for the payment of money in excess of $20 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not covered by insurance):

▪   shall be rendered against FelCor LP or FelCor or any Significant Subsidiary and shall not be paid or discharged; and

▪   there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $20 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(7)   a court having jurisdiction in the premises enters a decree or order for:

- relief in respect of FelCor LP or FelCor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect;

- appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of FelCor LP or FelCor or any Significant Subsidiary or for all or substantially all of the property and assets of FelCor LP or FelCor or any Significant Subsidiary; or

- the winding up or liquidation of the affairs of FelCor LP or FelCor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

(8)   FelCor LP or FelCor or any Significant Subsidiary:

- commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under such law;

- consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of FelCor LP or FelCor or Significant Subsidiary or for all or substantially all of the property and assets of FelCor LP or FelCor or any Significant Subsidiary;

- effects any general assignment for the benefit of its creditors;

(9)   any Exchange Note Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Exchange Note Guarantee and the Indenture) or any Guarantor notifies the Trustee in writing that it denies or disaffirms its obligations under its Exchange Note Guarantee; or

(10)   (a) there shall be a default in the performance, or breach, of any covenant or agreement of FelCor, FelCor L.P. or any Subsidiary Guarantor, in any material respect, under any Collateral Document or any management or franchise agreement related thereto and such default or breach shall continue for a period of 45 days after written notice has been given, by certified mail, (1) to FelCor by the Trustee or (2) to FelCor and the Trustee by the holders of at least 25% in aggregate principal amount of the then outstanding Notes or (b) any Collateral Document shall for any reason cease to be, or any Collateral Document shall for any reason be asserted in writing by the Issuer or any Guarantor, not to be, in full force and effect and enforceable in accordance with its terms or ceases to give the Holders the first priority Liens purported to be created thereby, except to the extent contemplated by the Indenture and any such Collateral Document.

If an Event of Default (other than an Event of Default specified in clause (7) or (8) above that occurs with respect to FelCor LP or FelCor) occurs and is continuing under the Indenture, the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to FelCor LP, FelCor and the Collateral Agent (and to the Trustee if such notice is given by the holders), may, and the Trustee at the request of the holders of at least 25% in aggregate principal amount of the Notes then outstanding shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by FelCor LP, FelCor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.

If an Event or Default specified in clause (7) or (8) above occurs with respect to FelCor LP or FelCor, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder. The holders of at least a majority in principal amount of the outstanding Notes by written notice to FelCor LP, FelCor and to the Trustee and the Collateral Agent, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

▪ all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived, and

▪ the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. As to the waiver of defaults, see "-Modification and Waiver."

The holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of Notes. A holder may not pursue any remedy with respect to the Indenture or the Notes unless:

(1) the holder gives the Trustee written notice of a continuing Event of Default;

(2) the holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(3) such holder or holders offer the Trustee indemnity and/or security satisfactory to the Trustee in its sole discretion against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any holder of an Exchange Note to receive payment of the principal of, premium, if any, or interest on, such Exchange Note or to bring suit for the enforcement of any such payment on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the holder.

The Indenture requires certain officers of FelCor LP and FelCor to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of FelCor LP and FelCor and their respective Restricted Subsidiaries and of their performance under the Indenture and that FelCor LP and FelCor have fulfilled all obligations thereunder, or, if there has been a default in fulfillment of any such obligation, specifying each such default and the nature and status thereof FelCor LP and FelCor will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

Consolidation, Merger and Sale of Assets

Neither FelCor LP nor FelCor will merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into FelCor LP or FelCor unless:

(1) FelCor LP or FelCor shall be the continuing Person, or the Person (if other than FelCor LP or FelCor) formed by such consolidation or into which FelCor LP or FelCor is merged or that acquired or leased such property and assets of FelCor LP or FelCor shall be an entity organized and validly existing under the laws of the United States of America or any state or jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of FelCor LP or FelCor on the Notes and under the Indenture;

(2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction on a pro forma basis FelCor LP or FelCor, or any Person becoming the successor obligor of the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under paragraphs (1), (2) and (3) of the "Limitation on Indebtedness" covenant; provided that this clause (3) shall not apply to a consolidation or merger among Wholly-owned Restricted Subsidiaries of FelCor or FelCor LP with or into one or more Wholly-owned Restricted Subsidiaries or of one or more Wholly-owned Subsidiaries with or into FelCor or FelCor LP; provided that, in connection with any such merger or consolidation, no consideration (other than Capital Stock (other than-Disqualified Stock) in the surviving Person or FelCor LP or FelCor) shall be issued or distributed to the holders of Capital Stock of FelCor LP or FelCor; and

(4) FelCor LP or FelCor delivers to the Trustee and the Collateral Agent an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clause (3), if applicable) and an Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided that clause (3) above does not apply if, in the good faith determination of the Board of Directors of FelCor LP or FelCor, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of domicile of FelCor LP or FelCor; and provided, further, that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

Defeasance

Defeasance and Discharge. The Indenture provides that FelCor LP, FelCor and the Subsidiary Guarantors will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes or any Subsidiary Guarantee on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other things: certain obligations to register the transfer or exchange of the Notes; to replace stolen, lost or mutilated Notes; to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(1) FelCor LP has deposited with the Paying Agent, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes;

(2) FelCor LP has delivered to the Trustee, Registrar and Paying Agent:

(A) either

▪ an Opinion of Counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of FelCor LP's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if

such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required, or

- a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel; and

(B) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940;

(3) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which FelCor LP, FelCor or any of their respective Restricted Subsidiaries is a party or by which FelCor LP, FelCor or any of their respective Restricted Subsidiaries are bound; and

(4) if at such time the Notes are listed on a national securities exchange, FelCor LP has delivered to the Trustee and Paying Agent an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

Defeasance of Certain Covenants and Certain Events of Default. The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to clauses (3) and (4) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clause (3) under "Events of Default" with respect to such clauses (3) and (4) under "Consolidation, Merger and Sale of Assets," clause (4) under "Events of Default" with respect to such other covenants and clauses (5) and (6) under "Events of Default" shall be deemed not to be Events of Default upon, among other things:

(1) the deposit with the Paying Agent, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes;

(2) the satisfaction of the provisions described in clauses (2)(B), (3) and (4) of the preceding paragraph titled "Defeasance and Discharge"; and

(3) the delivery by FelCor LP to the Trustee, Registrar and Paying Agent of an Opinion of Counsel to the effect that, among other things, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Defeasance and Certain Other Events of Default. In the event FelCor LP exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, FelCor LP, FelCor and the Subsidiary Guarantors will remain liable for such payments.

Modification and Waiver

Subject to certain limited exceptions, modifications and amendments of the Indenture or Collateral Documents may be made by FelCor LP, FelCor, the Trustee and the Collateral Agent with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes (except that any amendment or supplement to the provisions relating to Collateral shall require consents from holders of not less than 66 2/3% of the aggregate principal amount of the outstanding Notes); provided that no such modification or amendment may, without the consent of each holder affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of interest on, any Note;

(2) reduce the principal amount of, or premium, if any, or interest on, any Note;

(3) change the place of payment of principal of, or premium, if any, or interest on, any Note;

(4) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Exchange Note;

(5) reduce the above-stated percentages of outstanding Notes the consent of whose holders is necessary to modify or amend the Indenture;

(6) waive a default in the payment of principal of, premium, if any, or interest on the Notes;

(7) voluntarily release a Guarantor of the Notes;

(8) release the Liens created by the Collateral Documents on all or substantially all the Collateral (other than in accordance with the terms of the Indenture and the Collateral Documents);

(9) make any change in the provisions of the Indenture or any Collateral Document dealing with the application of proceeds of the Collateral that would have a materially adverse affect on the Holders;

(10) after the time an Offer to Purchase is required to have been made under "-Repurchase of Notes upon a Change of Control," "-Covenants-Limitation on Non-Collateral Asset Sales" or "-Limitation on Collateral Asset Sales" or after a Loss Proceeds Offer is required to have been made under "-Events of Loss," reduce the purchase amount or price or extend the latest expiration date or purchase date thereunder; or

(11) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

No Personal Liability of Incorporators, Partners, Stockholders, Officers, Directors, or Employees

The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of FelCor LP or FelCor in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, partner, stockholder, officer, director, employee or controlling person of FelCor LP, FelCor or the Subsidiary Guarantors or of any successor Person thereof. Each holder, by accepting the Notes, waives and releases all such liability.

Concerning the Trustee and the Collateral Agent

The Indenture provides that, except during the continuance of a Default, neither the Trustee nor the Collateral Agent will be liable, except for the performance of such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

The Indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference into the Indenture contain limitations on the rights of the Trustee, should it become a creditor of FelCor LP or FelCor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Book Entry; Delivery and Form

We will issue the Exchange Notes in the form of one or more global notes, or Global Exchange Note. The Global Exchange Note will be deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of the DTC or its nominee.

Initial Notes sold in offshore transactions in reliance on Regulation S under the Securities Act are represented by one or more permanent global notes in definitive, fully registered form without interest coupons, each an Old Regulation S Global Note, and were deposited with the trustee as custodian for, and registered in the name of a nominee of, DTC. Initial Notes sold in reliance on Rule 144A are represented by one or more permanent global notes in definitive, fully registered form without interest coupons, each an Old 144A Global Note, and together with the Old Regulation S Global Note, the Old Global Notes, and were deposited with the trustee as custodian for, and registered in the name of a nominee of, DTC. The Exchange Notes issued in the exchange for the Old Global Notes will also be issued in the form of one or more Global Exchange Notes and will be deposited with the trustee as custodian for, and registered in the name of a nominee of, DTC.

Except as set forth below, the Global Exchange Note may be transferred, in whole and not in part, and only to DTC or another nominee of DTC. You may hold your beneficial interests in the Global Exchange Note directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. DTC has advised us that it is:

- a limited purpose trust company organized under the laws of the State of New York;

- a "banking organization" within the meaning of the New York State Banking Law;

- a member of the Federal Reserve System;

- a "clearing corporation" within the meaning of the Uniform Commercial Code; and

- a "clearing agency" registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC's nominee is the registered owner of a Global Exchange Note, that nominee will be considered the sole owner or holder of the Exchange Notes represented by that Global Exchange Note for all purposes under the Indenture. Except as provided below under "-Certificated Notes," owners of beneficial interests in a Global Exchange Note:

- will not be entitled to have Exchange Notes represented by the Global Exchange Note registered in their names;

- will not receive or be entitled to receive physical, certificated Exchange Notes; and

- will not be considered the owners or holders of the Exchange Notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a Global Exchange Note must rely on the procedures of DTC to exercise any rights of a holder of Exchange Notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the Exchange Notes represented by a Global Exchange Note will be made by the trustee to DTC's nominee as the registered holder of the Global Exchange Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global Exchange Note desires to take any action that the DTC, as the holder of the Global Exchange Note, is entitled to take, the DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, premium, if any, and interest on Exchange Notes represented by the Global Exchange Note registered in the name of and held by the DTC or its nominee to the DTC or its nominee, as the case may be, as the registered owner and holder of the Global Exchange Note. We expect that the DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the Global Exchange Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Exchange Note as shown on the records of the DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the Global Exchange Note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Exchange Note for any Exchange Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the Global Exchange Note owning through such participants. Transfers between participants in DTC will be effected under DTC's procedures and will be settled in same-day funds.

Although the DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Exchange Note among participants of the DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee, Registrar and Paying Agent nor the Company will have any responsibility or liability for the performance by the DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

If DTC is at any time unwilling or unable to continue as a depositary for the Global Exchange Notes and a successor depositary is not appointed by FelCor LP within 90 days, FelCor LP will issue new certificated notes, or Certificated Notes, which, in the case of Old Global Notes, may bear a legend with respect to the restrictions on transfer thereof, in exchange for the Old Global Notes and the Global Exchange Notes.

Holders of interests in an Old Global Note or a Global Exchange Note may receive Certificated Notes, which, in the case of Old Global Notes, may bear a legend with respect to the restrictions on transfer thereof, in accordance with the DTC's rules and procedures in addition to those provided for under the indenture.

MATERIAL U.S. INCOME TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences of the exchange of Initial Notes for Exchange Notes pursuant to the exchange offer, but does not purport to be a complete analysis of all potential tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.

This summary is limited to the tax consequences of those persons who are original beneficial owners of the Initial Notes, who exchange Initial Notes for Exchange Notes in the exchange offer, and that will hold the Exchange Notes, as capital assets within the meaning of Section 1221 of the Code, which we refer to as Holders. This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular Holders in light of their particular circumstances or status nor does it address specific tax consequences that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, expatriates, banks, real estate investment trusts, regulated investment companies, tax-exempt organizations and persons that have a functional currency other than the U.S. Dollar, or persons in special situations, such as those who have elected to mark securities to market or those who Initial Notes as part of a straddle, hedge, conversion transaction or other integrated investment). In addition, this summary does not address U.S. federal alternative minimum, estate and gift tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds Initial Notes and participates in the exchange offer, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Initial Notes, you should consult your tax advisor regarding the tax consequences of the exchange of Initial Notes for Exchange Notes pursuant to the exchange offer.

This summary is for general information only. Persons considering the exchange of Initial Notes for Exchange Notes are urged to consult their independent tax advisors concerning the U.S. federal income taxation and other tax consequences to them of exchanging the Initial Notes, as well as the application of state, local and foreign income and other tax laws.

Exchange of an Initial Note for an Exchange Note Pursuant to the Exchange Offer

The Exchange Notes described herein will not differ materially in kind or extent from the Initial Notes. Your exchange of Initial Notes for Exchange Notes will not constitute a taxable disposition of the Initial Notes for United States federal income tax purposes. As a result, (1) you will not recognize taxable income, gain or loss on such exchange, (2) your holding period for the Exchange Notes will generally include the holding period for the Initial Notes so exchanged, and (3) your adjusted tax basis in the Exchange Notes will generally be the same as your adjusted tax basis in the Initial Notes so exchanged.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the Initial Notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss will be recognized by us for accounting purposes. The expenses related to the exchange offer and the unamortized debt issue costs related to the issuance of the Initial Notes will be amortized over the remaining term of the Exchange Notes.

Certain ERISA Considerations

The following is a summary of certain considerations associated with the purchase of Exchange Notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or collectively Similar Laws, and entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement referred to herein as a Plan.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code, or ERISA Plan, and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the Exchange Notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of Exchange Notes by an ERISA Plan with respect to which we or our guarantors or the initial purchasers are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor, or the DOL has issued prohibited transaction class exemptions, or "PTCEs," that may apply to the acquisition and holding of the Exchange Notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and *provided, further* that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the Exchange Notes should not be purchased or held by any person investing "plan assets" of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of an Exchange Notes, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the Exchange Notes constitutes assets of any Plan or (ii) the purchase and holding of the Exchange Notes (and the exchange of Initial Notes for Exchange Notes) by such purchaser or transferee will not constitute a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the Exchange Notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the Exchange Notes.

PLAN OF DISTRIBUTION

Based on interpretations of the SEC set forth in no-action letters issued to third parties, we believe that the Exchange Notes issued under the exchange offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided:

- you are not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act;

- you are acquiring the Exchange Notes in the ordinary course of your business; and

- you do not intend to participate in the distribution of the Exchange Notes.

If you tender Initial Notes in the exchange offer with the intention of participating in any manner in a distribution of the Exchange Notes:

- you cannot rely on the above interpretations of the SEC; and

- you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and the secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired as a result of market-marking activities or other trading activities. We have agreed that, for a period of 180 days after the effective date of this prospectus, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of the Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

We have agreed, in connection with the exchange offer, to indemnify the holders of Notes against certain liabilities, including liabilities under the Securities Act.

By acceptance of the exchange offer, each broker-dealer that receives Exchange Notes pursuant to the exchange offer hereby agrees to notify us prior to using the prospectus in connection with the sale or transfer of Exchange Notes, and acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus in order to make the statements therein not misleading (which notice we agree to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the prospectus until we have amended or supplemented the prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented prospectus to such broker-dealer.

LEGAL MATTERS

Certain legal matters with respect to the legality of the Exchange Notes will be passed upon for FelCor and FelCor LP by Akin Gump Strauss Hauer & Feld L.L.P., Dallas, Texas.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to FelCor Lodging Limited Partnership's and FelCor Lodging Trust Incorporated's Current Reports on Form 8-K dated August 26, 2011, and management's assessment of the effectiveness of internal control over financial reporting (which is included in management's report on internal control over financial reporting) incorporated in this Prospectus by reference to the Annual Reports on Form 10-K of FelCor Lodging Limited Partnership and FelCor Lodging Trust Incorporated for the year ended December 31, 2010, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Royalton LLC and Morgans Holdings LLC incorporated in this Prospectus by reference to FelCor Lodging Limited Partnership's Current Report on Form 8-K dated August 26, 2011, have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Offer to Exchange
All Outstanding
6.75% Senior Secured Notes due 2019
For
Registered 6.75% Senior Secured
Notes due 2019

FelCor Lodging
Limited Partnership

Prospectus

_____, 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. *Indemnification of Directors and Officers*

Section 6.7 of the Second Amended and Restated Agreement of Limited Partnership of FelCor Lodging Limited Partnership ("FelCor LP"), as amended (the "Partnership Agreement"), provides that, to the fullest extent permitted by law, but subject to the limitations expressly provided in the Partnership Agreement, FelCor Lodging Trust Incorporated ("FelCor"), or its successor or assigns, in its capacity as the general partner of FelCor LP (the "General Partner"), and any person who is or was an officer or director of the General Partner shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil or criminal, administrative or investigative, in which any such party may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as (i) the General Partner, or any of its affiliates, (ii) an officer, director, employee, partner, agent or trustee of the General Partner, or any of its affiliates or (iii) a person serving at the request of the Partnership in another entity in a similar capacity; provided, that in each case such party acted in good faith, in a manner which such party believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification pursuant to Section 6.7 shall be made only out of the Partnership assets.

The charter of FelCor, generally, limits the liability of FelCor's directors and officers to FelCor and the shareholders for money damages to the fullest extent permitted, from time to time, by the laws of the State of Maryland. The Maryland General Corporation Law ("MGCL") authorizes Maryland corporations to limit the liability of directors and officers to the corporation and its stockholders for money damages except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit actually received or (ii) to the extent that a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in the proceeding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

The charter also provides, generally, for the indemnification of, and advance of expense on behalf of, directors and officers, among others, to the fullest extent permitted by Maryland law. The MGCL authorizes Maryland corporations to indemnify present and past directors and officers of the corporation or of another corporation for which they serve at the request of the corporation against judgments, penalties, fines, settlements and reasonable expenses (including attorneys' fees) actually incurred in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation in respect of which the person is adjudicated to be liable to the corporation), in which they are made parties by reason of being or having been directors or officers, unless it is proved that (i) the act or omission of the person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the person actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful. The MGCL also provides that, unless limited by the corporation's charter, a corporation shall indemnify present and past directors and officers of the corporation who are successful, on the merits or otherwise, in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against reasonable expenses (including attorneys' fees) incurred in connection with the proceeding. FelCor's charter does not limit the extent of this indemnity.

An indemnification agreement has been entered into between FelCor and (1) each of the directors of the Company; and (2) each Executive Vice President and certain Senior Vice Presidents of FelCor (each, an "Indemnitee"). The rights of an Indemnitee under the Indemnification Agreement complement any rights the Indemnitee may already have under FelCor's charter or bylaws, under Maryland law or otherwise. The Indemnification Agreement requires FelCor to indemnify and advance expenses and costs incurred by the Indemnitee in connection with any claims, suits or proceedings arising as a result of the Indemnitee's service as an officer or director of FelCor.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Securities Act") may be permitted to directors and officers of FelCor pursuant to the foregoing provisions or otherwise, FelCor has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

FelCor may purchase director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above. The MGCL authorizes Maryland corporations to purchase and maintain insurance for former or existing directors or officers of the corporation against any liability assessed against and incurred by such person in that capacity or arising out of such person's position, whether or not the corporation would have the power to indemnify against liability under the MGCL. FelCor's charter does not limit this authority to obtain insurance.

Item 21. *Exhibits*

    (a)   Exhibits

Exhibit Number	Description of Exhibit
4.1	Indenture, dated as of October 1, 2009, by and between FelCor Escrow Holdings, L.L.C. and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to FelCor's Form 8-K, dated October 1, 2009, and incorporated herein by reference).
4.2	First Supplemental Indenture dated as of October 12, 2009, by and between FelCor Escrow Holdings, L.L.C. and U.S. Bank National Association (filed as Exhibit 4.1 to FelCor's Form 8-K, dated October 13, 2009, and incorporated herein by reference).
4.3	Second Supplemental Indenture dated as of October 13, 2009, by and among FelCor, FelCor LP, certain subsidiary guarantors named therein, FelCor Holdings Trust, FelCor Escrow Holdings, L.L.C. and U.S. Bank National Association (filed as Exhibit 4.2 to FelCor's Form 8-K dated, October 13, 2009, and incorporated herein by reference).
4.4	Third Supplemental Indenture dated as of March 23, 2010, by and among FelCor, FelCor LP, certain subsidiary guarantors named therein, FelCor Holdings Trust and U.S. Bank National Association (filed as Exhibit 4.1 to FelCor's Form 10-Q for the quarter ended March 31, 2010, and incorporated herein by reference).
4.5	Fourth Supplemental Indenture, dated as of March 3, 2011, by and among FelCor, FelCor LP, certain of their subsidiaries, as guarantors, and U.S. Bank National Association, as trustee (filed as exhibit 4.4 to FelCor's May 23, 2011 Current Report on Form 8-K and incorporated herein by reference).
4.6	Fifth Supplemental Indenture, dated as of May 23, 2011, by and among FelCor, FelCor LP, certain of their subsidiaries, as guarantors, and U.S. Bank National Association, as trustee (filed as exhibit 4.5 to FelCor's May 23, 2011 Current Report on Form 8-K and incorporated herein by reference).
4.7	Registration Rights Agreement dated October 1, 2009 to be effective as of October 13, 2009, by and among FelCor, FelCor LP, certain subsidiary guarantors named therein, and J.P. Morgan Securities Inc. on behalf of itself and the initial purchasers (filed as Exhibit 4.3 to FelCor's Form 8-K, dated October 13, 2009, and incorporated herein by reference).
4.8	Indenture, dated as of May 10, 2011, by and between FelCor Escrow Holdings, L.L.C. and Wilmington Trust Company, as trustee, and Deutsche Bank Trust Company Americas, as Collateral Agent, Registrar and Paying Agent (filed as exhibit 4.1 to FelCor's Current Report on Form 8-K dated May 23, 2011, and incorporated herein by reference).
4.9	First Supplemental Indenture, dated as of May 23, 2011, by and among FelCor Escrow Holdings, L.L.C., FelCor LP, FelCor, certain of their subsidiaries, as guarantors, and Wilmington Trust Company, as trustee, and Deutsche Bank Trust Company Americas, as Collateral Agent, Registrar and Paying Agent (filed as exhibit 4.2 to FelCor's Current Report on Form 8-K dated May 23, 2011, and incorporated herein by reference).
4.10	Registration Rights Agreement, dated May 10, 2011, among FelCor LP, FelCor, the subsidiary guarantors named therein, and J.P. Morgan Securities LLC (filed as exhibit 4.3 to FelCor's Current Report on Form 8-K dated May 23, 2011, and incorporated herein by reference).
5.1*	Opinion of Akin Gump Strauss Hauer & Feld LLP.
12.1*	Statements regarding Computation of Ratios.
23.1	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 5.1).
23.2*	Consent of PricewaterhouseCoopers LLP.
23.3*	Consent of PricewaterhouseCoopers LLP.
23.4*	Consent of BDO USA, LLP.
24.1	Power of Attorney (included on signature page).
25.1*	Statement of Eligibility of Wilmington Trust Company, as Trustee.
99.1*	Form of Letter of Transmittal.

_____

*   Filed herewith.

Item 22. *Undertakings*

(a) The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of the Registrants' annual reports pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrants hereby undertake to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Exchange Offer Registration through the date of responding to the request.

(d) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Exchange Offer Registration Statement when it became effective.

(e) The undersigned Registrants hereby undertake as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f) The Registrants undertake that every prospectus: (i) that is filed pursuant to paragraph (e) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

**SIGNATURES**

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on the 26th day of August, 2011.

FELCOR LODGING TRUST INCORPORATED,
a Maryland corporation

FELCOR LODGING LIMITED PARTNERSHIP,
a Delaware limited partnership
(Co-Registrant)

By: FelCor Lodging Trust Incorporated,
           its General Partner

           By: /s/Jonathan H. Yellen
                Jonathan H. Yellen
                Executive Vice President, General Counsel and Secretary

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints each of Richard A. Smith and Jonathan H. Yellen, with full power to act without the other, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments) to this Registration Statement, to file the same, together with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices and other documents necessary or advisable to comply with the applicable state securities laws, and to file the same, together with all other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, full power and authority to perform and do each and every act and thing necessary and advisable as fully to all intents and purposes as he or she might or could perform and do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/Thomas J. Corcoran, Jr. Thomas J. Corcoran, Jr.	Chairman of the Board and Director	August 26, 2011
/s/Richard A. Smith Richard A. Smith	President and Chief Executive Officer and Director	August 26, 2011
/s/ Andrew J. Welch Andrew J. Welch	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 26, 2011
/s/Lester C. Johnson Lester C. Johnson	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	August 26, 2011
/s/Melinda J. Bush Melinda J. Bush	Director	August 26, 2011
/s/Glenn A. Carlin Glenn A. Carlin	Director	August 26, 2011
/s/Robert F. Cotter Robert F. Cotter	Director	August 26, 2011
/s/Christopher J. Hartung Christopher J. Hartung	Director	August 26, 2011
/s/Thomas C. Hendrick Thomas C. Hendrick	Director	August 26, 2011
/s/Charles A. Ledsinger Charles A. Ledsinger	Director	August 26, 2011

/s/Robert H. Lutz, Jr.		
Robert H. Lutz, Jr.	Director	August 26, 2011
/s/Robert A. Mathewson		
Robert A. Mathewson	Director	August 26, 2011
/s/Mark D. Rozells		
Mark D. Rozells	Director	August 26, 2011
/s/Brian Strickland		
Brian Strickland	Director	August 26, 2011

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on the 26th day of August, 2011.

FelCor/CSS Holdings, L.P.,
a Delaware limited partnership

By:FelCor/CSS Hotels, L.L.C.,
its general partner

FelCor/St. Paul Holdings, L.P.
a Delaware limited partnership

By:FelCor/CSS Hotels, L.L.C.,
its general partner

FelCor Canada Co.
a Nova Scotia unlimited liability company

FelCor Hotel Asset Company, L.L.C.,
a Delaware limited liability company

FelCor Lodging Holding Company, L.L.C.,
a Delaware limited liability company

FelCor TRS Borrower 1, L.P.,
a Delaware limited partnership

By:FelCor TRS Borrower GP1, L.L.C.,
its general partner

FelCor TRS Borrower 4, L.L.C.,
a Delaware limited liability company

FelCor TRS Holdings, L.L.C.,
a Delaware limited liability company

FelCor Copley Plaza, L.L.C.,
a Delaware limited liability company

FelCor Esmeralda (SPE), L.L.C.,
a Delaware limited liability company

FelCor St. Pete (SPE), L.L.C.,
a Delaware limited liability company

Los Angeles International Airport Hotel Associates, a Texas limited partnership

By:FelCor/LAX Holdings, L.P.,
its general partner

By:FelCor/LAX Hotels, L.L.C.,
its general partner

Madison 237 Hotel, L.L.C.,
a Delaware limited liability company

Royalton 44 Hotel, L.L.C.,
a Delaware limited liability company

By: /s/Jonathan H. Yellen
         Jonathan H. Yellen
         Executive Vice President, General Counsel and
         Secretary

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints each of Richard A. Smith and Jonathan H. Yellen, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments) to this Registration Statement, to file the same, together with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices and other documents necessary or advisable to comply with the applicable state securities laws, and to file the same, together with all other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, full power and authority to perform and do each and every act and thing necessary and advisable as fully to all intents and purposes as he might or could perform and do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/Richard A. Smith Richard A. Smith	President and Chief Executive Officer and Director	August 26, 2011
/s/Jonathan H. Yellen Jonathan H. Yellen	Executive Vice President, General Counsel, Secretary and Manager/Director	August 26, 2011
/s/Andrew J. Welch Andrew J. Welch	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 26, 2011
/s/Lester C. Johnson Lester C. Johnson	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	August 26, 2011

Exhibit 5.1

AKIN GUMP
STRAUSS HAUER & FELD LLP

━━━━━ Attorneys at Law

August 26, 2011

FelCor Lodging Limited Partnership
545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062

Re: FelCor Lodging Limited Partnership

Registration Statement on Form S-4

Ladies and Gentlemen:

We have acted as counsel to FelCor Lodging Limited Partnership, a Delaware limited partnership (the "*Company*"), FelCor Lodging Trust Incorporated, a Maryland corporation and the sole general partner of the Company ("*FelCor*"), and the subsidiaries of the Company listed on Schedule I attached hereto (collectively, and together with FelCor, the "*Guarantors*"), in connection with the preparation and filing by the Company and the Guarantors with the Securities and Exchange Commission of a Registration Statement on Form S-4 (the "*Registration Statement*"), under the Securities Act of 1933, as amended (the "*Act*"). The Registration Statement relates to (i) up to $525,000,000 aggregate principal amount of 6.75% Senior Secured Notes due 2019 (the "*Exchange Notes*") of the Company to be issued under an Indenture, dated as of May 10, 2011, among FelCor Escrow Holdings, L.L.C. ("*Escrow Sub*"), a Delaware limited liability company, Wilmington Trust Company, as Trustee (the "*Trustee*"), Deutsche Bank Trust Company Americas, as Collateral Agent (the "*Collateral Agent*") and Deutsche Bank Trust Company Americas, as Registrar and Paying Agent (the "*Paying Agent*"), as supplemented by that certain First Supplemental Indenture, dated as of May 23, 2011, among the Company, Escrow Sub, the Guarantors, the Trustee, the Collateral Agent and the Paying Agent (as supplemented, the "*Indenture*"), pursuant to an exchange offer (the "*Exchange Offer*") by the Company described in the Registration Statement in exchange for a like principal amount of the issued and outstanding 6.75% Senior Secured Notes due 2019 (the "*Initial Notes*") previously issued under the Indenture and (ii) the guarantees by the Guarantors (the "*Guarantees*") of the Exchange Notes pursuant to the Indenture. This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act.

We have examined originals or certified copies of such corporate, limited liability company and partnership records of the Company and the Guarantors and other certificates and documents of officials of the Company and the Guarantors, public officials and others as we have deemed appropriate for purposes of this letter. We have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all copies submitted to us as conformed, certified or reproduced copies, that the Exchange Notes will conform to the specimen thereof we have reviewed and that the Exchange Notes will be duly authenticated in accordance with the terms of the Indenture. We have assumed the due authorization, execution, issuance and delivery of the Indenture by FelCor

AKIN GUMP
STRAUSS HAUER & FELD LLP
━━━━━━━ Attorneys at Law

FelCor Lodging Limited Partnership
August 26, 2011
Page 2

Canada Co. and the company power and authority to guarantee the Exchange Notes by FelCor Canada Co. We have also assumed the due authorization, execution, issuance and delivery of the Indenture and authentication of the Initial Notes by the authenticating agent and that the Indenture is a valid and binding obligation of the Trustee, Collateral Agent and Paying Agent, enforceable against the Trustee, Collateral Agent and Paying Agent in accordance with its terms. As to various questions of fact relevant to this letter, we have relied, without independent investigation, upon certificates or verbal confirmations, as applicable, of public officials and certificates of officers of the Company and the Guarantors, all of which we assume to be true, correct and complete.

Based upon the foregoing and subject to the assumptions, exceptions, qualifications and limitations set forth herein, we are of the opinion that when the Registration Statement has become effective under the Act and the Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended, and the Exchange Notes have been duly executed by the Company, duly authenticated by the authenticating agent in accordance with the terms of the Indenture, and issued and delivered by or on behalf of the Company in accordance with the terms of the Indenture against receipt of Initial Notes surrendered in exchange therefor in accordance with the terms of the Exchange Offer, (i) the Exchange Notes will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, and (ii) the Guarantees of the Guarantors will be valid and binding obligations of the Guarantors, enforceable against the Guarantors in accordance with their terms.

The opinions and other matters in this letter are qualified in their entirety and subject to the following:

A.   We express no opinion as to the laws of any jurisdiction other than any published constitutions, treaties, laws, rules or regulations or judicial or administrative decisions ("*Laws*") of (i) the Laws of the State of New York; (ii) the Delaware General Corporation Law, the Delaware Revised Uniform Limited Partnership Act, and the Delaware Limited Liability Company Act; (iii) the General Corporation Law of the State of Maryland; (iv) the Texas Business Organizations Code; and (v) the federal securities Laws of the United States of America.

B.   The matters expressed in this letter are subject to and qualified and limited by (i) applicable bankruptcy, insolvency, fraudulent transfer and conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally; (ii) general principles of equity, including without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief (regardless of whether considered in a proceeding in equity or at law); (iii) securities laws and public policy underlying such laws with respect to rights to indemnification and contribution; and (iv) laws governing the waiver of stay, extension, or usury laws.

C.   This opinion letter is limited to the matters expressly stated herein and no opinion is to be inferred or implied beyond the opinion expressly set forth herein. We undertake no, and hereby disclaim any, obligation to make any inquiry after the date hereof or to advise you of any changes in any matter set forth herein, whether based on a change in the law, a change in any fact relating to the Company, the Guarantors, or any other person or any other circumstance.

D.   In giving the opinions expressed in clauses (i) and (ii) above, insofar as those opinions relate to or are based upon, in part, the corporate status of the Company or the Guarantors, we are relying solely on verbal confirmations of good standing for each of the Company and the Guarantors.

We hereby consent to the filing of a copy of this opinion as an exhibit to the Registration Statement and to the use of our name in the prospectus forming a part of the Registration Statement under the caption "Legal Matters." In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations thereunder.

Very truly yours,

/s/ AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.

AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.

Schedule I

SUBSIDIARY GUARANTORS

Name of Subsidiary Guarantor	State of Jurisdiction and Type of Entity
FelCor Canada Co.	Nova Scotia unlimited liability company
FelCor/CSS Holdings, L.P.	Delaware limited partnership
FelCor Copley Plaza, L.L.C.	Delaware limited liability company
FelCor Esmeralda (SPE), L.L.C.	Delaware limited liability company
FelCor Hotel Asset Company, L.L.C.	Delaware limited liability company
FelCor Lodging Holding Company, L.L.C.	Delaware limited liability company
FelCor/St. Paul Holdings, L.P.	Delaware limited partnership
FelCor St. Pete (SPE), L.L.C.	Delaware limited liability company
FelCor TRS Borrower 1, L.P.	Delaware limited partnership
FelCor TRS Borrower 4, L.L.C.	Delaware limited liability company
FelCor TRS Holdings, L.L.C.	Delaware limited liability company
Los Angeles International Airport Hotel Associates, a Texas limited partnership	Texas limited partnership
Madison 237 Hotel, L.L.C.	Delaware limited liability company
Royalton 44 Hotel, L.L.C.	Delaware limited liability company

Exhibit 12.1

FelCor Lodging Limited Partnership

Computation of Ratio of Earnings To Fixed Charges

	Six Months Ended June 30,		Year Ended December 31,				
	2011	2010	2010	2009	2008	2007	2006
Income (loss) from continuing operations	$ (81,584)	$ (15,310)	$ (181,092)	$ (95,846)	$ (41,273)	$ 52,843	$ 2,702
Equity in income of unconsolidated entities	1,552	1,188	(16,916)	4,814	10,932	(20,357)	(11,537)
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	(80,032)	(14,122)	(198,008)	(91,032)	(30,341)	32,486	(8,835)
Fixed charges:							
Interest expense	68,442	70,782	139,853	100,260	92,746	89,654	106,941
Capitalized interest	511	283	638	767	1,350	4,808	4,917
The sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness	68,953	71,065	140,491	101,027	94,096	94,462	111,858
Amortization of capitalized interest	866	865	1,736	1,735	1,831	1,736	1,359
Distributed income of equity investees	810	1,110	2,190	2,789	2,973	947	3,632
Interest capitalized	(511)	(283)	(638)	(767)	(1,350)	(4,808)	(4,917)
Earnings	$ (9,914)	$ 58,635	$ (54,229)	$ 13,752	$ 67,209	$ 124,823	$ 103,097
Fixed charges	$ 68,953	$ 71,065	$ 140,491	$ 101,027	$ 94,096	$ 94,462	$ 111,858
Ratio of Earnings to Fixed Charges	(0.14)	0.83	(0.39)	0.14	0.71	1.32	0.92
Deficiency	$ 78,867	$ 12,430	$ 194,720	$ 87,275	$ 26,887	—	8,761

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

August 26, 2011

We hereby consent to the incorporation by reference in this Registration Statement on Form S-4 of our report dated February 24, 2011 except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of discontinued operations discussed in Notes 1, 5, 6, 12, 13, 15, 17, 20, 21 and 22, consolidating financial information to reflect additional subsidiary guarantors discussed in Note 22, and subsequent events discussed in Note 23 as to which the date is August 26, 2011, relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in FelCor Lodging Limited Partnership's Current Report on Form 8-K dated August 26, 2011. We also consent to the reference to us under the heading "Experts," "Summary Historical consolidated Financial Information" and "Selected Historical Consolidated Financial and Operating Data" in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
Dallas, TX

Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

August 26, 2011

We hereby consent to the incorporation by reference in this Registration Statement on Form S-4 of our report dated February 24, 2011 except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of discontinued operations discussed in Notes 1, 5, 6, 12, 13, 15, 17, 20, 22 and subsequent events discussed in Note 23 as to which the date is August 26, 2011, relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in FelCor Lodging Trust Incorporated's Current Report on Form 8-K dated August 26, 2011. We also consent to the reference to us under the heading "Experts," "Summary Historical consolidated Financial Information" and "Selected Historical Consolidated Financial and Operating Data" in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
Dallas, TX

Exhibit 23.4



Consent of Independent Registered Public Accounting Firm

FelCor Lodging Trust Incorporated
Irving, Texas

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-4 (No. 333-   ) of our report dated August 25, 2011, relating to the combined financial statements of Royalton LLC and Morgans Holdings LLC for the year ended December 31, 2010.

We also consent to the reference to us under the caption "Experts" in the Prospectus.

/s/ BDO USA, LLP
BDO USA, LLP

New York, New York

August 25, 2011

Exhibit 25.1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2) __

WILMINGTON TRUST COMPANY
(Exact name of Trustee as specified in its charter)

Delaware	**51-0055023**
(Jurisdiction of incorporation of organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

1100 North Market Street
Wilmington, Delaware 19890-0001
(302) 651-1000
(Address of principal executive offices, including zip code)

Robert C. Fiedler
Vice President and Counsel
Wilmington Trust Company
1100 North Market Street
Wilmington, Delaware 19890-0001
(302) 651-8541
(Name, address, including zip code, and telephone number, including area code, of agent of service)

FelCor Lodging Limited Partnership

(Exact name of obligor as specified in its charter)

Delaware	**75-2544994**
(State or other jurisdiction or incorporation or organization)	(I.R.S. Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300
Irving, Texas 75062
(Address of principal executive offices, including zip code)

_____

6.75% Senior Secured Notes due 2019
(Title of the indenture securities)

Exact name of Registrant Guarantor	State or other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number
FelCor Lodging Trust Incorporated	Maryland	72-2541756
FelCor/CSS Holdings, L.P.	Delaware	75-2620463
FelCor/St. Paul Holdings, L.P.	Delaware	75-2624292
FelCor Canada Co.	Nova Scotia	75-2773637
FelCor Hotel Asset Company, L.L.C.	Delaware	75-2770156
FelCor Lodging Holding Company, L.L.C.	Delaware	75-2773621
FelCor TRS Borrower 1, L.P.	Delaware	20-3526128
FelCor TRS Borrower 4, L.L.C.	Delaware	20-3900525
FelCor TRS Holdings, L.L.C.	Delaware	75-2916176
FelCor Copley Plaza, L.L.C.	Delaware	27-3158742
FelCor Esmeralda (SPE), L.L.C.	Delaware	26-1439076
FelCor St. Pete (SPE), L.L.C.	Delaware	26-1438830
Los Angeles International Airport Hotel Associates, a Texas limited partnership	Texas	75-2656593
Madison 237 Hotel, L.L.C.	Delaware	45-1137528
Royalton 44 Hotel, L.L.C.	Delaware	45-1137592

ITEM 1. GENERAL INFORMATION.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

State Bank Commissioner
555 East Lockerman Street, Suite 210
Dover, Delaware 19901

(b) Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

ITEM 2. AFFILIATIONS WITH THE OBLIGOR.

If the obligor is an affiliate of the trustee, describe each affiliation:

Based upon an examination of the books and records of the trustee and information available to the trustee, the obligor is not an affiliate of the trustee.

ITEM 16. LIST OF EXHIBITS.

Listed below are all exhibits filed as part of this Statement of Eligibility and Qualification.

Exhibit 1.	Copy of the Charter of Wilmington Trust Company:
Exhibit 2.	Certificate of Authority of Wilmington Trust Company to commence business - included in Exhibit 1 above.
Exhibit 3.	Authorization of Wilmington Trust Company to exercise corporate trust powers - included in Exhibit 1 above.
Exhibit 4.	Copy of By-Laws of Wilmington Trust Company.
Exhibit 5.	Not applicable
Exhibit 6.	Consent of Wilmington Trust Company required by Section 321(b) of the Trust Indenture Act.
Exhibit 7.	Copy of most recent Report of Condition of Wilmington Trust Company.
Exhibit 8.	Not applicable.
Exhibit 9.	Not applicable.

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wilmington Trust Company, a corporation organized and existing under the laws of Delaware, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Wilmington and State of Delaware on the 26th day of August, 2011.

[SEAL]   **WILMINGTON TRUST COMPANY**

Attest: /s/Jason B. Hill   By: /s/Mary C. St. Amand
                Assistant Secretary   Name: Mary C. St. Amand
                                                                          Title: Vice President

EXHIBIT 1*

RESTATED CHARTER

WILMINGTON TRUST COMPANY

WILMINGTON, DELAWARE

*Exhibit 1 also constitutes Exhibits 2 and 3.

RESTATED
CHARTER OR ACT OF INCORPORATION
OF
WILMINGTON TRUST COMPANY

(Originally incorporated on March 2, 1901
under the name "Delaware Guarantee and Trust Company")

FIRST: The name of the corporation is Wilmington Trust Company (hereinafter referred to as the "Company").

SECOND: The principal place of business of the Company in the State of Delaware shall be located in the City of Wilmington, County of New Castle. The Company may have one or more branch offices or places of business.

THIRD: The purpose for which the Company is formed is to carry on a non-depository trust company business and, in connection therewith, the Company shall have and possess all powers, rights, privileges and franchises incident to a non-depository trust company, and in general shall have the right, privilege and power to engage in any lawful act or activity, within or without the State of Delaware, for which non-depository trust companies may be organized under the provisions of Chapter 7 of Title 5 of the Delaware Code, as the same may be amended from time to time, and, in addition, may avail itself of any additional privileges or powers permitted to it by law.

FOURTH: The amount of the total authorized capital stock of the Company shall be Five Hundred Thousand Dollars ($500,000), divided into Five Thousand (5,000) shares of common stock, having a par value of One Hundred Dollars ($100) per share. Upon the effective time of the filing of this Restated Charter or Act of Incorporation, each share of common stock of the Company, par value One Dollar ($1.00) per share, outstanding immediately prior to such effective

time shall be reclassified and changed into one share of common stock of the Company, par value One Hundred Dollars ($100) per share.

FIFTH: The number of directors who shall constitute the whole board of directors of the Company shall be such number as shall be fixed by, or in the manner provided in, the bylaws of the Company, provided that the number of directors shall not be less than five.

SIXTH: The duration of the Company's existence shall be perpetual.

SEVENTH: The private property of the stockholders of the Company shall not be subject to the payment of the debts of the Company.

EIGHTH: The business and affairs of the Company shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the Company.

NINTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors of the Company is expressly authorized to make, amend, and repeal the bylaws of the Company. The bylaws of the Company may confer upon the directors specific powers, not inconsistent with law, which are in addition to the powers and authority expressly conferred by the laws of the State of Delaware.

TENTH: The Company shall have the right to amend, alter, change or repeal any provisions contained in this Restated Charter or Act of Incorporation to the extent or in the manner now or hereafter permitted or prescribed by law.

ELEVENTH: To the fullest extent permissible under Title 5, Section 723(b) of the Delaware Code, a director of the Company shall have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate the liability of a director (i) for any breach of the director's duty of

loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

TWELFTH: The Company shall have the power to merge or sell its assets and take other corporate action to the extent and in the manner now or hereafter permitted or prescribed by law, and all rights conferred upon stockholders herein are granted subject to such rights.

THIRTEENTH: This Restated Charter or Act of Incorporation shall become effective at 12:05 a.m. on July 1, 2011.

[Signature Page Follows]

IN WITNESS WHEREOF, this Restated Charter or Act of Incorporation, which restates and integrates and further amends the provisions of the Charter or Act of Incorporation of the Company and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized officer this 30th day of June, 2011.

WILMINGTON TRUST COMPANY

By: /s/Brian R. Yoshida

Name: Brian R. Yoshida

Title: Group Vice President & Deputy General Counsel

EXHIBIT 4

BY-LAWS

WILMINGTON TRUST COMPANY

WILMINGTON, DELAWARE

BYLAWS OF WILMINGTON TRUST COMPANY

ARTICLE 1
<u>Stockholders' Meetings</u>

Section 1. <u>Annual Meeting</u>. The annual meeting of stockholders shall be held on the third Thursday in April each year at the principal office at the Company or at such other date, time or place as may be designated by resolution by the Board of Directors.

Section 2. <u>Special Meetings</u>. Special meetings of stockholders may be called at any time by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President.

Section 3. <u>Notice</u>. Notice of all meetings of the stockholders shall be given by mailing to each stockholder at least ten (10) days before said meeting, at his last known address, a written or printed notice fixing the time and place of such meeting.

Section 4. <u>Quorum</u>. A majority in the amount of the capital stock of the Company issued and outstanding on the record date, as herein determined, shall constitute a quorum at all meetings of stockholders for the transaction of any business, but the holders of a smaller number of shares may adjourn from time to time, without further notice, until a quorum is secured. At each annual or special meeting of stockholders, each stockholder shall be entitled to one vote, either in person or by proxy, for each share of stock registered in the stockholder's name on the books of the Company on the record date for any such meeting as determined herein.

ARTICLE 2
<u>Directors</u>

Section 1. <u>Management</u>. The affairs and business of the Company shall be managed by or under the direction of the Board of Directors.

Section 2. <u>Number</u>. The authorized number of directors that shall constitute the Board of Directors shall be fixed from time to time by or pursuant to a resolution passed by a majority of the Board of Directors within the parameters set by the Charter of the Company.

Section 3. Reserved.

Section 4. <u>Meetings</u>. The Board of Directors shall meet at the principal office of the Company or elsewhere in its discretion at such times to be determined by a majority of its members, or at the call of the Chairman of the Board of Directors, the Chief Executive Officer or the President.

Section 5. <u>Special Meetings</u>. Special meetings of the Board of Directors may be called at any time by the Chairman of the Board, the Chief Executive Officer or the President, and shall be called upon the written request of a majority of the directors.

Section 6. <u>Quorum</u>. A majority of the directors elected and qualified shall be necessary to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 7. <u>Notice</u>. Written notice shall be sent by mail to each director of any special meeting of the Board of Directors, and of any change in the time or place of any regular meeting, stating the time and place of such meeting, which shall be mailed not less than two days before the time of holding such meeting.

Section 8. <u>Vacancies</u>. In the event of the death, resignation, removal, inability to act or disqualification of any director, the Board of Directors, although less than a quorum, shall have the right to elect the successor who shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, and until such director's successor shall have been duly elected and qualified.

Section 9. <u>Organization Meeting</u>. The Board of Directors at its first meeting after its election by the stockholders shall appoint an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, and shall elect from its own members a Chairman of the Board, a Chief Executive Officer and a President, who may be the same person. The Board of Directors shall also elect at such meeting a Secretary and a Chief Financial Officer, who may be the same person, and may appoint at any time such committees as it may deem advisable. The Board of Directors may also elect at such meeting one or more Associate Directors. The Board of Directors, or a committee designated by the Board of Directors may elect or appoint such other officers as they may deem advisable.

Section 10. <u>Removal</u>. The Board of Directors may at any time remove, with or without cause, any member of any committee appointed by it or any associate director or officer elected by it and may appoint or elect his successor.

Section 11. <u>Responsibility of Officers</u>. The Board of Directors may designate an officer to be in charge of such departments or divisions of the Company as it may deem advisable.

Section 12. <u>Participation in Meetings</u>. The Board of Directors or any committee of the Board of Directors may participate in a meeting of the Board of Directors or such committee, as the case may be, by conference telephone, video facilities or other communications equipment. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all of the members of the Board of Directors or the committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the Board of Directors or such committee.

ARTICLE 3
Committees of the Board of Directors

Section 1. <u>Audit Committee.</u>

(A)   The Audit Committee shall be composed of not less than three (3) members, who shall be selected by the Board of Directors from its own members, none of whom shall be an officer or employee of the Company, and shall hold office at the pleasure of the Board.

(B)   The Audit Committee shall have general supervision over the Audit Services Division in all matters however subject to the approval of the Board of Directors; it shall consider all matters brought to its attention by the officer in charge of the Audit Services Division, review all reports of examination of the Company made by any governmental agency or such independent auditor employed for that purpose, and make such recommendations to the Board of Directors with respect thereto or with respect to any other matters pertaining to auditing the Company as it shall deem desirable.

(C)   The Audit Committee shall meet whenever and wherever its Chairperson, the Chairman of the Board, the Chief Executive Officer, the President or a majority of the Committee's members shall deem it to be proper for the transaction of its business. A majority of the Committee's members shall constitute a quorum for the transaction of business. The acts of the majority at a meeting at which a quorum is present shall constitute action by the Committee.

Section 2. <u>Compensation Committee.</u>

(A)   The Compensation Committee shall be composed of not less than three (3) members, who shall be selected by the Board of Directors from its own members, none of whom shall be an officer or employee of the Company, and shall hold office at the pleasure of the Board of Directors.

(B)   The Compensation Committee shall in general advise upon all matters of policy concerning compensation, including salaries and employee benefits.

(C)   The Compensation Committee shall meet whenever and wherever its Chairperson, the Chairman of the Board, the Chief Executive Officer, the President or a majority of the Committee's members shall deem it to be proper for the transaction of its business. A majority of the Committee's members shall constitute a quorum for the transaction of business. The acts of the majority at a meeting at which a quorum is present shall constitute action by the Committee.

Section 3. <u>Nominating and Corporate Governance Committee.</u>

(A)   The Nominating and Corporate Governance Committee shall be composed of not less than three (3) members, who shall be selected by the Board of Directors from its own members, none of whom shall be an officer or employee of the Company, and shall hold office at the pleasure of the Board of Directors.

(B)   The Nominating and Corporate Governance Committee shall provide counsel and make recommendations to the Chairman of the Board and the full Board with respect to the performance of the Chairman of the Board and the Chief Executive Officer, candidates for membership on the Board of Directors and its committees, matters of corporate governance, succession planning for the Company's executive management and significant shareholder relations issues.

(C)   The Nominating and Corporate Governance Committee shall meet whenever and wherever its Chairperson, the Chairman of the Board, the Chief Executive Officer, the President, or a majority of the Committee's members shall deem it to be proper for the transaction of its business. A majority of the Committee's members shall constitute a quorum for the transaction of business. The acts of the majority at a meeting at which a quorum is present shall constitute action by the Committee.

Section 4.   Other Committees. The Company may have such other committees with such powers as the Board may designate from time to time by resolution or by an amendment to these Bylaws.

Section 5.   Associate Directors.

(A)   Any person who has served as a director may be elected by the Board of Directors as an associate director, to serve at the pleasure of the Board of Directors.

(B)   Associate directors shall be entitled to attend all meetings of directors and participate in the discussion of all matters brought to the Board of Directors, but will not have a right to vote.

Section 6.   Absence or Disqualification of Any Member of a Committee. In the absence or disqualification of any member of any committee created under Article III of these Bylaws, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

ARTICLE 4
Officers

Section 1. Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Board of Directors and shall have such further authority and powers and shall perform such duties the Board of Directors may assign to him from time to time.

Section 2. Chief Executive Officer. The Chief Executive Officer shall have the powers and duties pertaining to the office of Chief Executive Officer conferred or imposed upon him by statute, incident to his office or as the Board of Directors may assign to him from time to time. In the absence of the Chairman of the Board, the Chief Executive Officer shall have the powers and duties of the Chairman of the Board.

Section 3. President. The President shall have the powers and duties pertaining to the office of the President conferred or imposed upon him by statute, incident to his office or as the Board of Directors may assign to him from time to time. In the absence of the Chairman of the Board and the Chief Executive Officer, the President shall have the powers and duties of the Chairman of the Board.

Section 4. Duties. The Chairman of the Board, the Chief Executive Officer or the President, as designated by the Board of Directors, shall carry into effect all legal directions of the Board of Directors and shall at all times exercise general supervision over the interest, affairs and operations of the Company and perform all duties incident to his office.

Section 5. Vice Presidents. There may be one or more Vice Presidents, however denominated by the Board of Directors, who may at any time perform all of the duties of the Chairman of the Board, the Chief Executive Officer and/or the President and such other powers and duties incident to their respective offices or as the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President or the officer in charge of the department or division to which they are assigned may assign to them from time to time.

Section 6. Secretary. The Secretary shall attend to the giving of notice of meetings of the stockholders and the Board of Directors, as well as the committees thereof, to the keeping of accurate minutes of all such meetings, recording the same in the minute books of the Company and in general notifying the Board of Directors of material matters affecting the Company on a timely basis. In addition to the other notice requirements of these Bylaws and as may be practicable under the circumstances, all such notices shall be in writing and mailed well in advance of the scheduled date of any such meeting. He shall have custody of the corporate seal, affix the same to any documents requiring such corporate seal, attest the same and perform other duties incident to his office.

Section 7. Chief Financial Officer. The Chief Financial Officer shall have general supervision over all assets and liabilities of the Company. He shall be custodian of and responsible for all monies, funds and valuables of the Company and for the keeping of proper records of the evidence of property or indebtedness and of all transactions of the Company. He shall have general supervision of the expenditures of the Company and periodically shall report to the Board of Directors the condition of the Company, and perform such other duties incident to his office or as the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President may assign to him from time to time.

Section 8. Controller. There may be a Controller who shall exercise general supervision over the internal operations of the Company, including accounting, and shall render to the Board of Directors or the Audit Committee at appropriate times a report relating to the general condition and internal operations of the Company and perform other duties incident to his office.

There may be one or more subordinate accounting or controller officers however denominated, who may perform the duties of the Controller and such duties as may be prescribed by the Controller.

Section 9. Audit Officers. The officer designated by the Board of Directors to be in charge of the Audit Services Division of the Company, with such title as the Board of Directors shall prescribe, shall report to and be directly responsible to the Audit Committee and the Board of Directors.

There shall be an Auditor and there may be one or more Audit Officers, however denominated, who may perform all the duties of the Auditor and such duties as may be prescribed by the officer in charge of the Audit Services Division.

Section 10. Other Officers. There may be one or more officers, subordinate in rank to all Vice Presidents with such functional titles as shall be determined from time to time by the Board of Directors, who shall ex officio hold the office of Assistant Secretary of the Company and who may perform such duties as may be prescribed by the officer in charge of the department or division to which they are assigned.

Section 11. Powers and Duties of Other Officers. The powers and duties of all other officers of the Company shall be those usually pertaining to their respective offices, subject to the direction of the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President and the officer in charge of the department or division to which they are assigned.

Section 12.   Number of Offices. Any one or more offices of the Company may be held by the same person, except that (A) no individual may hold more than one of the offices of Chief Financial Officer, Controller or Audit Officer and (B) none of the Chairman of the Board, the Chief Executive Officer or the President may hold any office mentioned in Section 12(A).

ARTICLE 5
Stock and Stock Certificates

Section 1. Transfer. Shares of stock shall be transferable on the books of the Company and a transfer book shall be kept in which all transfers of stock shall be recorded.

Section 2. Certificates. Every holder of stock shall be entitled to have a certificate signed by or in the name of the Company by the Chairman of the Board, the Chief Executive Officer or the President or a Vice President, and by the Secretary or an Assistant Secretary, of the Company, certifying the number of shares owned by him in the Company. The corporate seal affixed thereto, and any of or all the signatures on the certificate, may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose

facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if he were such officer, transfer agent or registrar at the date of issue. Duplicate certificates of stock shall be issued only upon giving such security as may be satisfactory to the Board of Directors.

Section 3. <u>Record Date</u>. The Board of Directors is authorized to fix in advance a record date for the determination of the stockholders entitled to notice of, and to vote at, any meeting of stockholders and any adjournment thereof, or entitled to receive payment of any dividend, or to any allotment of rights, or to exercise any rights in respect of any change, conversion or exchange of capital stock, or in connection with obtaining the consent of stockholders for any purpose, which record date shall not be more than 60 nor less than 10 days preceding the date of any meeting of stockholders or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining such consent.

ARTICLE 6
Seal

The corporate seal of the Company shall be in the following form:

Between two concentric circles the words "Wilmington Trust Company"
within the inner circle the words "Wilmington, Delaware."

ARTICLE 7
Fiscal Year

The fiscal year of the Company shall be the calendar year.

ARTICLE 8
Execution of Instruments of the Company

The Chairman of the Board, the Chief Executive Officer, the President or any Vice President, however denominated by the Board of Directors, shall have full power and authority to enter into, make, sign, execute, acknowledge and/or deliver and the Secretary or any Assistant Secretary shall have full power and authority to attest and affix the corporate seal of the Company to any and all deeds, conveyances, assignments, releases,

contracts, agreements, bonds, notes, mortgages and all other instruments incident to the business of this Company or in acting as executor, administrator, guardian, trustee, agent or in any other fiduciary or representative capacity by any and every method of appointment or by whatever person, corporation, court officer or authority in the State of Delaware, or elsewhere, without any specific authority, ratification, approval or confirmation by the Board of Directors, and any and all such instruments shall have the same force and validity as though expressly authorized by the Board of Directors.

ARTICLE 9
Compensation of Directors and Members of Committees

Directors and associate directors of the Company, other than salaried officers of the Company, shall be paid such reasonable honoraria or fees for attending meetings of the Board of Directors as the Board of Directors may from time to time determine. Directors and associate directors who serve as members of committees, other than salaried employees of the Company, shall be paid such reasonable honoraria or fees for services as members of committees as the Board of Directors shall from time to time determine and directors and associate directors may be authorized by the Company to perform such special services as the Board of Directors may from time to time determine in accordance with any guidelines the Board of Directors may adopt for such services, and shall be paid for such special services so performed reasonable compensation as may be determined by the Board of Directors.

ARTICLE 10
Indemnification

Section 1. Persons Covered. The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or associate director of the Company, a member of an advisory board the Board of Directors of the Company or any of its subsidiaries may appoint from time to time or is or was serving at the request of the Company as a director, officer, employee, fiduciary or agent of another corporation, partnership, limited liability company, joint venture, trust, enterprise or non-profit entity that is not a subsidiary or affiliate of the Company, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person. The Company shall be required to indemnify such a person in connection with a proceeding initiated by such person only if the proceeding was authorized by the Board of Directors.

The Company may indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or threatened to be made a party or is otherwise involved in any proceeding by reason of the fact that he, or a person for whom he is the legal representative, is or was an officer, employee or agent of the Company or a director, officer, employee or agent of a subsidiary or affiliate of the Company, against all liability and loss suffered and expenses reasonably incurred by such person. The Company may indemnify any such person in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 2. <u>Advance of Expenses</u>. The Company shall pay the expenses incurred in defending any proceeding involving a person who is or may be indemnified pursuant to Section 1 in advance of its final disposition, provided, however, that the payment of expenses incurred by such a person in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by that person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article 10 or otherwise.

Section 3. <u>Certain Rights</u>. If a claim under this Article 10 for (A) payment of expenses or (B) indemnification by a director, associate director, member of an advisory board the Board of Directors of the Company or any of its subsidiaries may appoint from time to time or a person who is or was serving at the request of the Company as a director, officer, employee, fiduciary or agent of another corporation, partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity that is not a subsidiary or affiliate of the Company, including service with respect to employee benefit plans, is not paid in full within sixty days after a written claim therefor has been received by the Company, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, the Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

Section 4. <u>Non-Exclusive</u>. The rights conferred on any person by this Article 10 shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Charter or Act of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 5. <u>Reduction of Amount</u>. The Company's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity.

Section 6. <u>Effect of Modification</u>. Any amendment, repeal or modification of the foregoing provisions of this Article 10 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such amendment, repeal or modification.

ARTICLE 11
Amendments to the Bylaws

These Bylaws may be altered, amended or repealed, in whole or in part, and any new Bylaw or Bylaws adopted at any regular or special meeting of the Board of Directors by a vote of a majority of all the members of the Board of Directors then in office.

ARTICLE 12
Miscellaneous

Whenever used in these Bylaws, the singular shall include the plural, the plural shall include the singular unless the context requires otherwise and the use of either gender shall include both genders.

EXHIBIT 6

Section 321(b) Consent

Pursuant to Section 321(b) of the Trust Indenture Act of 1939, as amended, Wilmington Trust Company hereby consents that reports of examinations by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

WILMINGTON TRUST COMPANY

Dated: August 26, 201 1

By: /s/ Mary C. St. Amand
Name: Mary C. St. Amand
Title: Vice President

EXHIBIT 7

This form is intended to assist state nonmember banks and savings banks with state publication requirements. It has not been approved by any state banking authorities. Refer to your appropriate state banking authorities for your state publication requirements.

R E P O R T   O F   C O N D I T I O N

WILMINGTON TRUST COMPANY   of   Wilmington
Name of Bank   City

in the State of Delaware, at the close of business on March 31, 2011:

ASSETS	Thousands of Dollars
Cash and balances due from depository institutions:	2,157,023
Securities:	443,926
Federal funds sold and securities purchased under agreement to resell:	—
Loans and leases held for sale:	25,272
Loans and leases net of unearned income, allowance:	5,797,190
Premises and fixed assets:	113,597
Other real estate owned:	63,287
Investments in unconsolidated subsidiaries and associated companies:	1,186
Direct and indirect investments in real estate ventures:	5,478
Intangible assets:	5,837
Other assets:	386,755
Total Assets	8,999,551

LIABILITIES	Thousands of Dollars
Deposits	7,203,763
Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	74,988
Other borrowed money:	150,775
Other Liabilities:	992,379
Total Liabilities	8,421,905

EQUITY CAPITAL	Thousands of Dollars
Common Stock	5
Surplus	580,835
Retained Earnings	107,994
Accumulated other comprehensive income	(111,188)
Total Equity Capital	577,646
Total Liabilities and Equity Capital	8,999,551

Exhibit 99.1

LETTER OF TRANSMITTAL

FELCOR LODGING LIMITED PARTNERSHIP

OFFER TO EXCHANGE UP TO $525,000,000 OF ITS
6.75% SENIOR SECURED NOTES DUE 2019
WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
FOR ANY AND ALL OF ITS OUTSTANDING
6.75% SENIOR SECURED NOTES DUE 2019,
CUSIP Nos. 31430YAA8 &U30049AA5
WHICH WERE ISSUED ON MAY 10, 2011 IN A TRANSACTION EXEMPT
FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED

Pursuant to the Prospectus dated   , 2011

THE EXCHANGE OFFER (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 p.m., NEW YORK CITY TIME, ON   , 2011 (THE "EXPIRATION DATE"), UNLESS THE EXCHANGE OFFER IS EXTENDED. TENDERS MAY BE WITHDRAWN PRIOR TO 5:00 p.m., NEW YORK CITY TIME, ON THE EXPIRATION DATE.

The Exchange Agent for the Exchange Offer is:

DEUTSCHE BANK TRUST COMPANY AMERICAS

By Registered or Certified Mail	*By Overnight Mail or Courier*
DB Services Americas, Inc.	DB Services Americas, Inc.
MS JCK01-0218	MS JCK01-0218
5022 Gate Parkway, Suite 200	5022 Gate Parkway, Suite 200
Jacksonville, FL 32256	Jacksonville, FL 32256
Telephone: (800) 735-7777 (option #1)	Telephone: (800) 735-7777 (option #1)
Facsimile: (615) 866-3889	Facsimile: (615) 866-3889

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF THIS LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY OF THIS LETTER OF TRANSMITTAL.

THE INSTRUCTIONS CONTAINED HEREIN SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

Capitalized terms used but not defined herein shall have the same meaning given them in the Prospectus, dated   , 2011 (as the same may be amended from time to time the "Prospectus").

This Letter of Transmittal (this "Letter of Transmittal") is to be completed either if (a) certificates are to be forwarded herewith or (b) tenders are to be made pursuant to the procedures for tender by book-entry transfer set forth under "The Exchange Offer" in the Prospectus and an Agent's Message (as defined below) is not delivered. Certificates, or book-entry confirmation of a book-entry transfer of such Initial Notes into account of Deutsche Bank Trust Company Americas (the "Exchange Agent") at The Depository Trust Company ("DTC"), as well as this Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein on or prior to the Expiration Date. Tenders by book-entry transfer also may be made by delivering an Agent's Message in lieu of this Letter of Transmittal. The term "book-entry confirmation" means a confirmation of a book-entry transfer of Initial Notes into the Exchange Agent's account at DTC. The term "Agent's Message" means a message transmitted by DTC to and received by the Exchange Agent that forms part of a book-entry confirmation. The Agent's Message states that DTC has received an express acknowledgment from the participant in DTC tendering Initial Notes that are the subject of that book-entry confirmation, that the participant has received and agrees to be bound by the terms of this Letter of Transmittal, and that FelCor Lodging Limited Partnership, a Delaware limited partnership, may enforce this Letter of Transmittal against such participant.

Holders (as defined below) of Initial Notes whose certificates (the "Certificates") for such Initial Notes are not immediately available or who cannot deliver their Certificates and all other required documents to the Exchange Agent on or prior to the Expiration Date or who cannot complete the procedures for book-entry transfer on a timely basis, must tender their Initial Notes according to the procedures set forth in "The Exchange Offer " in the Prospectus.

DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

NOTE: SIGNATURES MUST BE PROVIDED BELOW

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

ALL TENDERING HOLDERS COMPLETE THIS BOX:

DESCRIPTION OF INITIAL NOTES			
IF BLANK, PLEASE PRINT NAME AND ADDRESS OF REGISTERED HOLDER(S)	INITIAL NOTES (ATTACH ADDITIONAL LIST IF NECESSARY		
	CERTIFICATE NUMBER(S)*	AGGREGATE PRINCIPAL AMOUNT OF INITIAL NOTES	PRINCIPAL AMOUNT OF INITIAL NOTES TENDERED (IF LESS THAN ALL)**
	Total:		

*Need not be completed by book-entry Holders.

**Initial Notes may be tendered in whole or in part in multiples of $1,000. All Initial Notes held shall be deemed tendered unless a lesser number is specified in this column. See Instruction 4.

(BOXES BELOW TO BE CHECKED BY ELIGIBLE INSTITUTIONS ONLY)

[ ] CHECK HERE IF TENDERED INITIAL NOTES ARE BEING DELIVERED BY BOOK- ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE EXCHANGE AGENT WITH DTC AND COMPLETE THE FOLLOWING:

Name of Tendering Institution

DTC Account Number

Transaction Code Number

[ ] CHECK HERE AND ENCLOSE A PHOTOCOPY OF THE NOTICE OF GUARANTEED DELIVERY IF TENDERED INITIAL NOTES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE EXCHANGE AGENT AND COMPLETE THE FOLLOWING (SEE INSTRUCTION 1):

Name(s) of Registered Holder(s)

Window Ticket Number (if any)

Date of Execution of Notice of Guaranteed Delivery

Name of Institution that Guaranteed Delivery

If Guaranteed Delivery is to be made by Book-Entry Transfer:
Name of Tendering Institution

DTC Account Number

Transaction Code Number

[ ] CHECK HERE IF TENDERED BY BOOK-ENTRY TRANSFER AND NON-EXCHANGED INITIAL NOTES ARE TO BE RETURNED BY CREDITING THE DTC ACCOUNT NUMBER SET FORTH ABOVE.

[ ] CHECK HERE IF YOU ARE A BROKER-DEALER AND WISH TO RECEIVE 10 ADDITIONAL COPIES OF THE PROSPECTUS AND 10 COPIES OF ANY AMENDMENTS OR SUPPLEMENTS THERETO.

Name:

Address:

Ladies and Gentlemen:

Subject to and effective upon the acceptance for exchange of all or any portion of the Initial Notes tendered herewith in accordance with the terms and conditions of the offer by FelCor Lodging Limited Partnership, a Delaware limited partnership (the "Partnership"), to exchange (the "Exchange Offer") up to $525,000,000 of its 6.75% Senior Secured Notes due 2019, which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for an equal principal amount of its 6.75% Senior Secured Notes due 2019 (the "Initial Notes"), which were issued in a private offering on May 10, 2011, including, if the Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment, the undersigned hereby sells, assigns and transfers to or upon the order of the Partnership all right, title and interest in and to such Initial Notes as is being tendered herewith. The undersigned hereby irrevocably constitutes and appoints the Exchange Agent as its agent and attorney-in-fact (with full knowledge that the Exchange Agent is also acting as agent of the Partnership in connection with the Exchange Offer) with respect to the tendered Initial Notes, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) subject only to the right of withdrawal described in the Prospectus, to (i) deliver Certificates for Initial Notes to the Partnership together with all accompanying evidences of transfer and authenticity to, or upon the order of, the Partnership, upon receipt by the Exchange Agent, as the undersigned's agent, of the Exchange Notes to be issued in exchange for such Initial Notes, (ii) present Certificates for such Initial Notes for transfer, and to transfer the Initial Notes on the books of the Partnership, and (iii) receive for the account of the Partnership all benefits and otherwise exercise all rights of beneficial ownership of such Initial Notes, all in accordance with the terms and conditions of the Exchange Offer.

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, exchange, sell, assign and transfer the Initial Notes tendered hereby and that, when the same is accepted for exchange, the Partnership will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, and that the Initial Notes tendered hereby are not subject to any adverse claims or proxies. The undersigned will, upon request, execute and deliver any additional documents deemed by the Partnership or the Exchange Agent to be necessary or desirable to complete the exchange, assignment and transfer of the Initial Notes tendered hereby, and the undersigned will comply with its obligations under the Registration Rights Agreement relating to the Initial Notes. The undersigned has read and agrees to all of the terms of the Exchange Offer.

The name(s) and address(es) of the registered Holder(s) of the Initial Notes tendered hereby should be printed above, if they are not already set forth above, as they appear on the Certificates representing such Initial Notes. The Certificate number (s) and the Initial Notes that the undersigned wishes to tender should be indicated in the appropriate boxes above.

If any tendered Initial Notes are not exchanged pursuant to the Exchange Offer for any reason, or if Certificates are submitted for more Initial Notes than are tendered or accepted for exchange, Certificates for such nonexchanged or nontendered Initial Notes will be returned (or, in the case of Initial Notes tendered by book-entry transfer, such Initial Notes will be credited to an account maintained at DTC), without expense to the tendering Holder, promptly following the expiration or termination of the Exchange Offer.

The undersigned understands that tenders of Initial Notes pursuant to any one of the procedures described in "The Exchange Offer" in the Prospectus and in the instructions attached hereto will, upon the Partnership's acceptance for exchange of such tendered Initial Notes, constitute a binding agreement between the undersigned and the Partnership upon the terms and subject to the conditions of the Exchange Offer. The undersigned recognizes that, under certain circumstances set forth in the Prospectus, the Partnership may not be required to accept for exchange any of the Initial Notes tendered hereby.

Unless otherwise indicated herein in the box entitled "Special Issuance Instructions" below, the undersigned hereby directs that the Exchange Notes be issued in the name(s) of the undersigned or, in the case of a book-entry transfer of Initial Notes, that such Exchange Notes be credited to the account indicated above maintained at DTC. If applicable, substitute Certificates representing Initial Notes not exchanged or not accepted for exchange will be issued to the undersigned or, in the case of a book-entry transfer of Initial Notes, will be credited to the account indicated above maintained at DTC. Similarly, unless otherwise indicated under "Special Delivery Instructions," please deliver Exchange Notes to the undersigned at the address shown below the undersigned's signature.

By tendering Initial Notes and executing this Letter of Transmittal or effecting delivery of an Agent's Message in lieu thereof, the undersigned hereby represents and agrees that (i) the undersigned is not an "affiliate" of the Partnership, (ii) any Exchange Notes to be received by the undersigned are being acquired in the ordinary course of its business, (iii) the undersigned has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of Exchange Notes to be received in the Exchange Offer, and (iv) if the undersigned is not a broker-dealer, the undersigned is not engaged in, and does not intend to engage in, a distribution (within the meaning of the Securities Act) of such Exchange Notes.

The Partnership may require the undersigned, as a condition to the undersigned's eligibility to participate in the Exchange Offer, to furnish to the Partnership (or an agent thereof) in writing information as to the number of "beneficial owners" within the meaning of Rule 13d-3 under the Exchange Act on behalf of whom the undersigned holds the Initial Notes to be exchanged in the Exchange Offer. If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Initial Notes, it represents that the Initial Notes to be exchanged for Exchange Notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a Prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a Prospectus, the undersigned will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

The Partnership has agreed that, subject to the provisions of the Registration Rights Agreement relating to the Initial Notes, the Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer (as defined below) in connection with resales of Exchange Notes received in exchange for Initial Notes, where such Initial Notes were acquired by such Participating Broker-Dealer for its own account as a result of market-making activities or other trading activities, for a period ending 180 days after the effective date of the registration statement relating to the Exchange Notes (the "Effective Date") (subject to extension under certain limited circumstances described in the Prospectus) or, if earlier, when all such Exchange Notes have been disposed of by such Participating Broker-Dealer. In that regard, each broker-dealer who acquired Initial Notes for its own account as a result of market-making or other trading activities (a "Participating Broker-Dealer"), by tendering such Initial Notes and executing this Letter of Transmittal or effecting delivery of an Agent's Message in lieu thereof, agrees that, upon receipt of notice from the Partnership of the occurrence of any event or the discovery of any fact which makes any statement contained or incorporated by reference in the Prospectus untrue in any material respect or which causes the Prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference therein, in light of the circumstances under which they were made, not misleading or of the occurrence of certain other events specified in the Registration Rights Agreement relating to the Initial Notes, such Participating Broker-Dealer will suspend the sale of Exchange Notes pursuant to the Prospectus until the Partnership has amended or supplemented the Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to the Participating Broker-Dealer or the Partnership has given notice that the sale of the Exchange Notes may be resumed, as the case may be. If the Partnership gives such notice to suspend the sale of the Exchange Notes, it shall extend the 180-day period referred to above during which Participating Broker-Dealers are entitled to use the Prospectus in connection with the resale of Exchange Notes by the number of days during the period from and including the date of the giving of such notice to and including the date when Participating Broker-Dealers shall have received copies of the supplemented or amended Prospectus necessary to permit resales of the Exchange Notes or to and including the date on which the Partnership has given notice that the sale of Exchange Notes may be resumed, as the case may be.

As a result, a Participating Broker-Dealer who intends to use the Prospectus in connection with resales of Exchange Notes received in exchange for Initial Notes pursuant to the Exchange Offer must notify the Partnership, or cause the Partnership to be notified, on or prior to the Expiration Date, that it is a Participating Broker-Dealer. Such notice may be given in the space provided above or may be delivered to the Exchange Agent at the address set forth in the Prospectus under "The Exchange Offer - Exchange Agent."

The undersigned will, upon request, execute and deliver any additional documents deemed by the Partnership to be necessary or desirable to complete the sale, assignment and transfer of the Initial Notes tendered hereby. All authority herein conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, personal representatives, trustees in bankruptcy, legal representatives, successors and assigns of the undersigned. Except as stated in the Prospectus, this tender is irrevocable.

The undersigned, by completing the box entitled "Description of Initial Notes" above and signing this letter, will be deemed to have tendered the Initial Notes as set forth in such box.

SPECIAL ISSUANCE INSTRUCTIONS

(SIGNATURE GUARANTEE REQUIRED -

SEE INSTRUCTION 2)

TO BE COMPLETED ONLY if Exchange Notes or Initial Notes not tendered are to be issued in the name of someone other than the registered Holder of the Initial Notes whose name(s) appear(s) above.

[ ] Initial Notes not tendered to:

[ ] Exchange Notes to:

Name

(PLEASE PRINT)
Address

(INCLUDE ZIP CODE)

(TAX IDENTIFICATION OR
SOCIAL SECURITY NUMBER)

SPECIAL DELIVERY INSTRUCTIONS

(SIGNATURE GUARANTEE REQUIRED -
SEE INSTRUCTION 2)

TO BE COMPLETED ONLY if Exchange Notes or Initial Notes not tendered are to be sent to someone other than the registered Holder of the Initial Notes whose name (s) appear(s) above, or such registered Holder at an address other than that shown above.

[ ] Initial Notes not tendered to:

[ ] Exchange Notes to:

Name

(PLEASE PRINT)
Address

(INCLUDE ZIP CODE)

IMPORTANT

HOLDERS: SIGN HERE

(PLEASE COMPLETE SUBSTITUTE FORM W-9 HEREIN)

SIGNATURE(S) OF HOLDER(S)

Date:_____

(Must be signed by the registered holder(s) exactly as name(s) appear(s) on Certificate(s) for the Initial Notes hereby tendered or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by trustee, executor, administrator, guardian, attorney-in-fact, officer of corporation or other person acting in a fiduciary or representative capacity, please provide the following information and see Instruction 2 below.)

Name(s):

(PLEASE PRINT)

Capacity (Full Title):

Address:

(INCLUDE ZIP CODE)

Area Code and Telephone No.:

(SEE SUBSTITUTE FORM W-9 HEREIN)

GUARANTEE OF SIGNATURE(S)
(SEE INSTRUCTION 2 BELOW)

Authorized Signature:

Name:

(PLEASE TYPE OR PRINT)

Title:

Name of Firm:

Address:

(INCLUDE ZIP CODE)

Area Code and Telephone No.:

Date: _____

INSTRUCTIONS FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1. <u>Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures</u>. This Letter of Transmittal is to be completed either if (a) Certificates are to be forwarded herewith or (b) tenders are to be made pursuant to the procedures for tender by book-entry transfer set forth in "The Exchange Offer" in the Prospectus and an Agent's Message is not delivered. Certificates, or timely confirmation of a book-entry transfer of such Initial Notes into the Exchange Agent's account at DTC, as well as this Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein on or prior to the Expiration Date. Tenders by book-entry transfer may also be made by delivering an Agent's Message in lieu thereof. Initial Notes may be tendered in whole or in part in integral multiples of $1,000.

Holders who wish to tender their Initial Notes and (i) whose Initial Notes are not immediately available or (ii) who cannot deliver their Initial Notes, this Letter of Transmittal and all other required documents to the Exchange Agent on or prior to the Expiration Date or (iii) who cannot complete the procedures for delivery by book-entry transfer on a timely basis, may tender their Initial Notes by properly completing and duly executing a Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in "The Exchange Offer - Procedures for Tendering Initial Notes" in the Prospectus. Pursuant to such procedures: (i) such tender must be made by or through an Eligible Institution (as defined below); (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Partnership, must be received by the Exchange Agent on or prior to the Expiration Date; and (iii) the Certificates (or a book-entry confirmation) representing all tendered Initial Notes, in proper form for transfer, together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery, all as provided in "The Exchange Offer" in the Prospectus.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Exchange Agent, and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. For Initial Notes to be properly tendered pursuant to the guaranteed delivery procedure, the Exchange Agent must receive a Notice of Guaranteed Delivery on or prior to the Expiration Date. As used herein and in the Prospectus, "Eligible Institution" means a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as "an eligible guarantor institution," including (as such terms are defined therein) (i) a bank; (ii) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings association that is a participant in a Securities Transfer Association.

The method of delivery of Certificates, this Letter of Transmittal and all other required documents is at the option and sole risk of the tendering Holder, and the delivery will be deemed made only when actually received by the Exchange Agent. If delivery is by mail, then registered mail with return receipt requested, properly insured, or overnight delivery service is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The Partnership will not accept any alternative, conditional or contingent tenders. Each tendering Holder, by execution of a Letter of Transmittal (or facsimile thereof), waives any right to receive any notice of the acceptance of such tender.

2. <u>Guarantee of Signatures</u>. No signature guarantee on this Letter of Transmittal is required if:

i. this Letter of Transmittal is signed by the registered Holder (which term, for purposes of this document, shall include any participant in DTC whose name appears on a security position listing as the owner of the Initial Notes (the "Holder")) of Initial Notes tendered herewith, unless such Holder(s) has completed either the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" above, or

ii. such Initial Notes are tendered for the account of a firm that is an Eligible Institution.

In all other cases, an Eligible Institution must guarantee the signature(s) on this Letter of Transmittal. See Instruction 5.

3. <u>Inadequate Space</u>. If the space provided in the box captioned "Description of Initial Notes" is inadequate, the Certificate number(s) and/or the principal amount of Initial Notes and any other required information should be listed on a separate signed schedule that is attached to this Letter of Transmittal.

4. <u>Partial Tenders and Withdrawal Rights</u>. Tenders of Initial Notes will be accepted only in integral multiples of $1,000. If less than all the Initial Notes evidenced by any Certificate submitted are to be tendered, fill in the principal amount of Initial Notes which are to be tendered in the box entitled "Principal Amount of Initial Notes Tendered." In such case, new Certificate(s) for the remainder of the Initial Notes that were evidenced by your old Certificate(s) will only be sent to the Holder

of the Initial Notes, promptly after the Expiration Date. All Initial Notes represented by Certificates delivered to the Exchange Agent will be deemed to have been tendered unless otherwise indicated.

Except as otherwise provided herein, tenders of Initial Notes may be withdrawn at any time on or prior to the Expiration Date. In order for a withdrawal to be effective on or prior to that time, a written or facsimile transmission of such notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth above or in the Prospectus on or prior to the Expiration Date. Any such notice of withdrawal must specify the name of the person who tendered the Initial Notes to be withdrawn, the aggregate principal amount of Initial Notes to be withdrawn, and (if Certificates for Initial Notes have been tendered) the name of the registered Holder of the Initial Notes as set forth on the Certificate for the Initial Notes, if different from that of the person who tendered such Initial Notes. If Certificates for the Initial Notes have been delivered or otherwise identified to the Exchange Agent, then prior to the physical release of such Certificates for the Initial Notes, the tendering Holder must submit the serial numbers shown on the particular Certificates for the Initial Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Initial Notes tendered for the account of an Eligible Institution. If Initial Notes have been tendered pursuant to the procedures for book-entry transfer set forth in the Prospectus under "The Exchange Offer," the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Initial Notes, in which case a notice of withdrawal will be effective if delivered to the Exchange Agent by written, telegraphic, telex or facsimile transmission. Withdrawals of tenders of Initial Notes may not be rescinded. Initial Notes properly withdrawn will not be deemed validly tendered for purposes of the Exchange Offer, but may be retendered at any subsequent time on or prior to the Expiration Date by following any of the procedures described in the Prospectus under "The Exchange Offer."

All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Partnership, in its sole discretion, whose determination shall be final and binding on all parties. The Partnership, any affiliates or assigns of the Partnership, the Exchange Agent or any other person shall not be under any duty to give any notification of any irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Initial Notes that have been tendered but that are withdrawn will be returned to the Holder thereof without cost to such Holder promptly after withdrawal.

5.   Signatures on Letter of Transmittal, Assignments and Endorsements. If this Letter of Transmittal is signed by the registered Holder(s) of the Initial Notes tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the Certificate (s) without alteration, enlargement or any change whatsoever.

If any Initial Notes tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

If any tendered Initial Notes are registered in different name(s) on several Certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal (or facsimiles thereof) as there are different registrations of Certificates.

If this Letter of Transmittal or any Certificates or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Partnership, must submit proper evidence satisfactory to the Partnership, in its sole discretion, of each such person's authority to so act.

When this Letter of Transmittal is signed by the registered owner(s) of the Initial Notes listed and transmitted hereby, no endorsement(s) of Certificate(s) or separate bond power(s) is required unless Exchange Notes are to be issued in the name of a person other than the registered Holder(s). Signature(s) on such Certificate(s) or bond power(s) must be guaranteed by an Eligible Institution.

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Initial Notes listed, the Certificates must be endorsed or accompanied by appropriate bond powers, signed exactly as the name or names of the registered owner(s) appear(s) on the Certificates, and also must be accompanied by such opinions of counsel, certifications and other information as the Partnership or the Trustee for the Initial Notes may require in accordance with the restrictions on transfer applicable to the Initial Notes. Signatures on such Certificates or bond powers must be guaranteed by an Eligible Institution.

6.   Special Issuance and Delivery Instructions. If Exchange Notes are to be issued in the name of a person other than the signer of this Letter of Transmittal, or if Exchange Notes are to be sent to someone other than the signer of this Letter of Transmittal or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed. Certificates for Initial Notes not exchanged will be returned by mail or, if tendered by book-entry transfer, by crediting the account indicated above maintained at DTC. See Instruction 4.

7.   Irregularities. The Partnership will determine, in its sole discretion, all questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tender of Initial Notes, which determination shall be final and binding on all parties. The Partnership reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance of which, or exchange for which may, in the view of counsel to the Partnership be unlawful. The Partnership also reserves the absolute right, subject to applicable law, to waive any of the conditions of the Exchange Offer set forth in the Prospectus under "The Exchange Offer" or any conditions or irregularities in any tender of Initial Notes of any particular Holder whether or not similar conditions or irregularities are waived in the case of other Holders. The Partnership's interpretation of the terms and conditions of the Exchange Offer (including this Letter of Transmittal and the instructions hereto) will be final and binding. No tender of Initial Notes will be deemed to have been validly made until all irregularities with respect to such tender have been cured or waived. The Partnership, any affiliates or assigns of the Partnership, the Exchange Agent, or any other person shall not be under any duty to give notification of any irregularities in tenders or incur any liability for failure to give such notification.

8.   Questions, Requests for Assistance and Additional Copies. Questions and requests for assistance may be directed to the Exchange Agent at its address and telephone number set forth on the front of this Letter of Transmittal. Additional copies of the Prospectus, the Notice of Guaranteed Delivery and the Letter of Transmittal may be obtained from the Exchange Agent or from your broker, dealer, commercial bank, trust company or other nominee.

9.   28% Backup Withholding; Substitute Form W-9.

U.S. INTERNAL REVENUE SERVICE CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS DOCUMENT OR ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE U.S. INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Under the U.S. federal income tax law, a Holder whose tendered Initial Notes are accepted for exchange is required to provide the Exchange Agent with such Holder's correct taxpayer identification number ("TIN"). The Holder's TIN may be provided on an IRS Form W-9 or a Substitute Form W-9 as furnished below. If the Exchange Agent is not provided with the correct TIN, payments to such Holders or other payees with respect to Initial Notes exchanged pursuant to the Exchange Offer may be subject to 28% backup withholding. In addition, the Internal Revenue Service (the "IRS") may subject the Holder or other payee to penalties for failure to provide a valid TIN or for providing false information in connection with a request for a TIN.

A Holder should write "Applied For" in the space for the TIN provided on the attached Substitute Form W-9 if the tendering Holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. The Holder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number below in order to avoid backup withholding. Notwithstanding that "Applied For" is written in the appropriate space on the attached Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number is completed, the Exchange Agent will withhold 28% of all payments made prior to the time a properly certified TIN is provided to the Exchange Agent. The Exchange Agent will retain such amounts withheld during the 60-day period following the date of the Substitute Form W-9. If the Holder furnishes the Exchange Agent with its TIN within 60 days after the date of the Substitute Form W-9, the amounts retained during the 60-day period will be remitted to the Holder and no further amounts shall be retained or withheld from payments made to the Holder thereafter. If, however, the Holder has not provided the Exchange Agent with its TIN within such 60-day period, amounts withheld will be remitted to the IRS as backup withholding. In addition, 28% of all payments made thereafter will be withheld and remitted to the IRS until a correct TIN is provided. A Holder who writes "Applied For" in the space in Part 1 in lieu of furnishing his or her TIN should furnish the Exchange Agent with such Holder's TIN as soon as it is received.

A Holder is required to give the Exchange Agent the TIN (e.g., social security number or employer identification number) of the registered owner of the Initial Notes or of the last transferee appearing on the transfers attached to, or endorsed on, the Initial Notes. If the Initial Notes are registered in more than one name or are not in the name of the actual owner, consult the enclosed *"Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9"* for additional guidance on which number to report.

Certain Holders and payees (including, among others, all corporations and certain foreign individuals) may not be subject to the backup withholding and information reporting requirements, provided that they properly demonstrate their eligibility for exemption. Such Holders should furnish their TIN, write "Exempt" in Part 2 of the attached Substitute Form W-9, and sign, date and return the Substitute Form W-9 to the Exchange Agent.

A foreign person may qualify as an exempt recipient by submitting a properly completed IRS Form W-8, signed under penalties of perjury, attesting to that Holder's exempt status. Please consult the enclosed "*Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*" for additional guidance on which Holders are exempt from backup withholding.

Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

For further information concerning backup withholding and instructions for completing the Substitute Form W-9 (including how to obtain a TIN if you do not have one and how to complete the Substitute Form W-9 if the Initial Notes are held in more than one name), consult the enclosed *Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

10.　　Waiver of Conditions. The Partnership reserves the absolute right to waive satisfaction of any or all conditions enumerated in the Prospectus.

11.　　No Conditional Tenders. No alternative, conditional or contingent tenders will be accepted. All tendering Holders of Initial Notes, by execution of this Letter of Transmittal, shall waive any right to receive notice of the acceptance of Initial Notes for exchange.

Neither the Partnership, the Exchange Agent nor any other person is obligated to give notice of any defect or irregularity with respect to any tender of Initial Notes nor shall any of them incur any liability for failure to give any such notice.

12.　　Lost, Destroyed or Stolen Certificates. If any Certificate(s) representing Initial Notes have been lost, destroyed or stolen, the Holder should promptly notify the Exchange Agent. The Holder will then be instructed as to the steps that must be taken in order to replace the Certificate(s). This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost, destroyed or stolen Certificate(s) have been followed.

13.　　Security Transfer Taxes. Holders who tender their Initial Notes for exchange will not be obligated to pay any transfer taxes in connection therewith. If, however, Exchange Notes are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Initial Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Initial Notes in connection with the Exchange Offer, then the amount of any such transfer tax (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

PAYOR'S NAME: DEUTSCHE BANK TRUST COMPANY AMERICAS					
Payee's Name:					
Payee's Business Name (if different from above):					
Payee's Address:					
Mark Appropriate Box	[ ] Limited Liability Company Enter appropriate tax classification ___ disregarded entity ___ corporation ___ partnership	[ ] Individual/Sole Proprietor	[ ] Corporation	[ ] Partnership	[ ] Other

SUBSTITUTE Form W-9 **Department of the Treasury** **Internal Revenue Service** **Payor's Request for Taxpayer** **Identification Number ("TIN")** **and Certification**	**Part I** - PLEASE PROVIDE YOUR TIN IN THE BOX AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	TIN:
		Social Security Number or Employer Identification Number
	Part II - For Payees exempt from backup withholding, write "Exempt" here and sign and date below (see the *Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9* and complete as instructed therein)	
	Part III - Certification - Under penalties of perjury, I certify that: (1) The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me); and (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. person (including a U.S. resident alien).	
	Certification Instructions - You must cross out item (2) of Part III above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see the instructions in the enclosed *Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*) SIGNATURE: _____ DATE: _____	

NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ALL REPORTABLE PAYMENTS MADE TO YOU. PLEASE REVIEW THE ENCLOSED *GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9* FOR ADDITIONAL DETAILS.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU ARE AWAITING YOUR TIN.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a TIN has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of all reportable payments made to me will be withheld. **Signature:** _____ **Date:** _____

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

1.   **Guidelines for Determining the Proper Identification Number to Give the Payor**. Social security numbers have nine digits separated by two hyphens; i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen; i.e., 00-0000000. The table below will help determine the number to give the payor.

For this type of account:	Give the NAME and SOCIAL SECURITY number of:	For this type of account:	Give the NAME and EMPLOYER IDENTIFICATION number of:
1. Individual	The individual	6. Disregarded entity not owned by an individual	The owner(4)
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)	7. A valid trust, estate, or pension trust	The legal entity(5)
3. Custodial account of a minor (Uniform Gifts to Minors Act)	The minor (2)	8. Corporation (or LLC electing corporate status on Form 8832)	The corporation
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee(1)	9. Association, club, religious, charitable, educational or other tax-exempt organization	The organization
b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)	10. Partnership or multi-member LLC	The partnership
5. Sole proprietorship or disregarded entity owned by an individual	The owner(3)	11. A broker or registered nominee	The broker or nominee
		12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)   List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2)   Circle the minor's name and furnish the minor's social security number.

(3)   You must show your individual name, but you may also enter your business name or "doing business as" name. Use either the individual's social security number or the business' employer identification number (if it has one), but the IRS encourages you to use your social security number.

(4)   You must show the owner's name on the "Payee's Name" line and use the owner's taxpayer identification number. You must show the disregarded entity's name on the "Payee's Business Name" line. Do not enter the disregarded entity's taxpayer identification number.

(5)   List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Card (for resident individuals), Form SS-4, Application for Employer Identification Number (for businesses and all other entities), or Form W-7, Application for IRS Individual Taxpayer Identification Number (for alien individuals required to file U.S. tax returns) at the local office of the Social Security Administration or the IRS and apply for a number.

To complete Substitute Form W-9 if you do not have a taxpayer identification number, write "Applied For" in the space for the taxpayer identification number, sign and date the form (including the Certificate of Awaiting Taxpayer Identification Number), and give it to the requester.

Payees Exempt from Backup Withholding

Payees generally exempted from backup withholding include the following:

- A corporation.

- A financial institution.

- An organization exempt from tax under section 501(a), or an individual retirement plan, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

- The United States or any agency or instrumentality thereof.

- A state, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

- A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

- An international organization or any agency or instrumentality thereof.

- A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

- A real estate investment trust.

- A common trust fund operated by a bank under section 584(a).

- An exempt charitable remainder trust, or a non-exempt trust described in section 4947.

- An entity registered at all times under the Investment Company Act of 1940.

- A foreign central bank of issue.

- A middleman known in the investment community as a nominee or custodian.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

- Payments to nonresident aliens subject to withholding under section 1441.

- Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident alien partner.

- Payments of patronage dividends where the amount received is not paid in money.

- Payments made by certain foreign organizations.

- Section 404(k) distributions made by an ESOP.

Payments of interest not generally subject to backup withholding include the following:

- Payments of interest on obligations issued by individuals. Interest: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payor's trade or business and you have not provided your correct taxpayer identification number to the payor.

- Payments described in section 6049(b)(5) to nonresident aliens.

- Payments on tax-free covenant bonds under section 1451.

- Payments made by certain foreign organizations.

Exempt payees described above should file Substitute Form W-9 as follows to avoid possible erroneous backup withholding:

FILE SUBSTITUTE FORM W-9 WITH THE PAYOR BY FURNISHING YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM (IN PART II OF THE FORM), SIGN AND DATE THE FORM AND RETURN TO THE PAYOR.

Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N of the Code, and the regulations under such sections.

Privacy Act Notice.-Section 6109 requires you to give your correct taxpayer identification number to Payors who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. Payors must be given the numbers whether or not you are required to file tax returns. Payors must generally withhold a percentage of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to a payor. Certain penalties may also apply.

Penalties

(1)   Penalty for Failure to Furnish Taxpayer Identification Number.-If you fail to furnish your taxpayer identification number to a payor, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)   Civil Penalty for False Information With Respect to Withholding.-If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)   Criminal Penalty for Falsifying Information.-Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.